SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________________________

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

[X]        Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the Fiscal Year Ended December 31, 2021

OR

[ ]        Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from ___________ to ____________.

Commission file number 001-02979
_______________________________________

A.Full title of the plan and the address of the plan, if different from that of the issuer named below:
Wells Fargo & Company 401(k) Plan
c/o Wells Fargo & Company
550 S. 4th Street
Minneapolis, MN 55415

B.Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Wells Fargo & Company
420 Montgomery Street
San Francisco, CA 94104

(a)The following financial statements and reports, which have been prepared pursuant to the requirements of the Employee Retirement Income Security Act of 1974, are filed as part of this Annual Report on Form 11-K:

Report of Independent Registered Public Accounting Firm

Financial Statements:
Statements of Net Assets Available for Benefits as of December 31, 2021 and 2020
Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2021
Notes to Financial Statements

Supplemental Schedule:

Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2021

(b)The following Exhibit is filed as part of this Annual Report on Form 11-K:

(23) Consent of Independent Registered Public Accounting Firm.

WELLS FARGO & COMPANY 401(k) PLAN
Financial Statements and Supplemental Schedule
December 31, 2021
(With Report of Independent Registered Public Accounting Firm Thereon)

Report of Independent Registered Public Accounting Firm
To the Plan Participants and Plan Administrator
Wells Fargo & Company 401(k) Plan
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of Wells Fargo & Company 401(k) Plan (the Plan) as of December 31, 2021 and 2020, the related statement of changes in net assets available for benefits for the year ended December 31, 2021, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2021 and 2020, and the changes in net assets available for benefits for the year ended December 31, 2021, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Accompanying Supplemental Information
The Schedule H, line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2021 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ KPMG LLP

We have not been able to determine the specific year that we began serving as the Plan’s auditor; however, we are aware that we have served as the Plan’s auditor since at least 1989.

Cleveland, Ohio
June 24, 2022

WELLS FARGO & COMPANY 401(k) PLAN
Statements of Net Assets Available for Benefits
December 31, 2021 and 2020
	2021	2020
Assets:
Investments at fair value:
Allocated	$50,216,693,009	41,997,295,666
Unallocated	702,202,258	1,054,953,698
Investments at fair value	50,918,895,267	43,052,249,364
Investments at contract value	4,670,206,905	4,655,744,112
Total investments	55,589,102,172	47,707,993,476
Notes receivable from participants	778,816,136	834,307,016
Employer match contribution receivable	—	240,175,579
Accrued income	4,914	70,604
Total assets	56,367,923,222	48,782,546,675
Liabilities:
ESOP notes payable – unallocated	646,272,255	874,843,759
Excess contributions and earnings payable	3,363	12,027
Total liabilities	646,275,618	874,855,786
Net assets available for benefits	$55,721,647,604	47,907,690,889

See accompanying notes to financial statements.

WELLS FARGO & COMPANY 401(k) PLAN
Statement of Changes in Net Assets Available for Benefits
Year ended December 31, 2021
2021
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$9,119,541,696
Dividends	655,533,792
Interest	87,219,822
Total investment income	9,862,295,310
Contributions:
Employer	1,023,052,807
Participants	1,844,312,544
Rollovers	195,119,666
Total contributions	3,062,485,017
Interest income from notes receivable from participants	51,085,797
Other income	5,611,764
Total additions to plan assets	12,981,477,888
Deductions to net assets attributed to:
Benefits paid to participants	5,150,728,467
ESOP interest expense	15,905,711
Administrative expense	886,995
Total deductions from plan assets	5,167,521,173
Net increase	7,813,956,715
Net assets available for benefits:
Beginning of year	47,907,690,889
End of year	$55,721,647,604

See accompanying notes to financial statements.

WELLS FARGO & COMPANY 401(k) PLAN
Notes to Financial Statements
December 31, 2021

(1)        Description of Plan
The following description of the Wells Fargo & Company 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan document, as amended, for a more complete description of the Plan’s provisions.
(a)       General
The Plan is a defined contribution plan with a 401(k) feature sponsored by Wells Fargo & Company (the “Company”, "Wells Fargo" or “Plan Sponsor”). A portion of the Plan invested in Company stock is an Employee Stock Ownership Plan (ESOP). All subsidiaries of the Company with U.S.-based employees are participating employers in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended, and the Internal Revenue Code (IRC), as amended. Employees, who satisfy the Plan’s eligibility requirements, become eligible to make salary deferral contributions on the first day of the month following one calendar month of service. Employees are eligible to receive employer matching contributions, base contributions, and discretionary contributions, if awarded by the Human Resources Committee of the board of directors of the Company, after completion of one year of vesting service and satisfaction of other eligibility requirements.
The Plan Administrator is the Director of Human Resources and the Director of Compensation and Benefits of the Company, each of whom may act individually or jointly as the Plan Administrator, or its authorized delegate. Effective January 1, 2021, the Plan Administrator hired Empower Retirement, LLC to serve as the recordkeeper. The Plan document requires that Company common stock be offered as an available investment option to participants through the Wells Fargo ESOP Fund. The Employee Benefit Review Committee (the “Committee”) has discretion under the Plan to select additional investment alternatives to be offered to participants. Under the terms of a trust agreement effective January 1, 2021, between the Company and Great-West Trust Company, LLC (the "Trustee"), succeeding Wells Fargo Bank, N.A., the Trustee manages the Plan’s assets in one or more funds (“Trust”) on behalf of the Plan, except to the extent the Trustee is directed by the Committee. GreatBanc Trust Company is the appointed Independent Fiduciary (the “Independent Fiduciary”) to act as a named fiduciary for limited purposes in connection with the ESOP provisions of the Plan.
Effective January 1, 2021, Wells Fargo made certain changes relating to matching contributions under the Plan, with the result that the Plan is no longer considered a safe harbor plan under the IRC and is subject to annual nondiscrimination testing requirements from which it was previously exempt.
(b)        Contributions and Vesting
Each year, eligible participants may make salary deferral contributions, subject to certain limitations, from 1% to 50% of their certified compensation, as defined in the Plan. Salary deferral contributions are eligible to be matched by the Company after one year of service.
    5    (Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Notes to Financial Statements
December 31, 2021
Participants age 50 or older can make catch‑up salary deferral contributions each year in accordance with limits set by the IRS. Catch‑up contributions are generally not eligible for employer matching contributions. Participants are fully vested in their salary deferral contributions.
Effective January 1, 2021, employer contributions consist of three components: matching contributions, base contributions, and discretionary contributions. To be eligible to receive these contributions, a participant must be employed on December 15 of the plan year, with certain exceptions.
Matching contributions are equal to 100% of salary deferral contributions up to 6% of participant's eligible certified compensation in the plan year and are paid at year-end. Matching contributions for eligible employees hired January 1, 2021 or after are subject to 3-year cliff vesting. Eligible employees hired prior to January 1, 2021 are 100% vested in their current and future matching contributions. The matching contributions are invested in the Wells Fargo ESOP Fund, which is primarily invested in the Company’s common stock, and participants can reallocate their Plan account balance, including matching contributions, at any time.
Base contributions are generally equal to the greater of 1% of an eligible participant's certified compensation for the plan year or $300. To be eligible to receive this contribution, a participant must have completed one year of service and the sum of the participant's certified compensation and elective deferrals to the Wells Fargo & Company Deferred Compensation Plan for the plan year must be less than $75,000. Base contributions are subject to 3-year cliff vesting. Base contributions are invested in accordance with participants’ investment elections on file from their choice of the available investment options offered within the Plan, or the Plan's qualified default investment alternative, if an election is not on file.
The Company may make a discretionary contribution to the Plan, which is allocated to eligible participants’ Plan accounts. If such a contribution is to be made for a particular year, the Company will determine the percentage of certified compensation for the year to be contributed for each eligible participant (not to exceed 4% of eligible certified compensation for the plan year). To be eligible to receive this contribution for a plan year, the participant must have completed one year of vesting service and the sum of the participant’s certified compensation and elective deferrals to the Wells Fargo & Company Deferred Compensation Plan for the plan year must be less than $150,000. Discretionary contributions are subject to 3-year cliff vesting. Discretionary contributions are invested based on participant investment elections, or the Plan's qualified default investment alternative, if an election is not on file. For the year ended December 31, 2021, the Company did not make a discretionary contribution.
Plan participants may also elect to roll over distributions from a former employer’s qualified retirement plan or a qualified Individual Retirement Account to the Plan.

    6    (Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Notes to Financial Statements
December 31, 2021
(c)        Participant Accounts
Each participant’s Plan account is credited with the participant’s salary deferral contributions, any rollover contributions, the Company’s matching contributions, base contributions, and any discretionary contributions, which are subject to investment gains and losses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested Plan account.
(d)        ESOP Plan Notes Payable
As an ESOP, the Plan may borrow money from the Company or directly from outside lenders for the purpose of purchasing the Company’s common or preferred stock. The Plan may also purchase the Company’s common stock from entities other than the Company or the Company may contribute Company common stock. There was no new ESOP loan issued in 2021 or 2020, as the Plan did not borrow money to buy Company common or preferred stock.
(e)        Payment of Benefits and Forfeitures
While employed, a participant may make withdrawals from his or her Plan account (as allowed under Plan provisions and IRS regulations). Certain restrictions associated with withdrawals, as described in the Plan, may be waived in the event a participant demonstrates financial hardship.
Upon termination of employment or disability (as defined by the Plan), a participant may elect to receive his or her vested Plan account balance as a lump sum or as a partial lump sum distribution or as periodic installment payments. Prior to January 1, 2021, the option of installment payments was only available to participants who commenced installment payments prior to January 1, 2010. Certain participants with grandfathered benefits from plans merged into the Plan may also take their benefit as an annuity. Distributions from all funds are made in cash; however, a participant invested in the Company’s common stock may elect to receive shares of the Company’s common stock in-kind with the value of fractional shares paid in cash. If the participant’s balance is, or becomes less than $1,000, following termination, a distribution is made as a lump sum, unless the participant elects to roll over their account balance.
When a participant terminates employment or becomes disabled, he or she is entitled to distribution of his or her total vested account balance. The nonvested portion is forfeited and serves to reduce future employer contributions, pay plan administrative expenses, or make corrective adjustments to participants' accounts. Forfeitures used to offset employer contributions were approximately $620,000 for the year ended December 31, 2021. The unallocated forfeiture account balance was $0 for both years ended December 31, 2021 and 2020.
    7    (Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Notes to Financial Statements
December 31, 2021

(f)         Notes Receivable from Participants
Two types of loans are available to participants under the Plan: general purpose and principal residence. General purpose loans may be obtained for periods of up to five years. Principal residence loans are available only to finance the purchase or construction of the participant’s principal residence and may not exceed 20 years. Participants may have two loans outstanding at any time, one of which may be a principal residence loan. The maximum amount of any loan, when added to the balance outstanding on all other loans to the participant, may not exceed the lesser of (1) $50,000 reduced by the excess (if any) of (A) the highest outstanding balance of loans from the Plan to the Participant during the one-year period ending on the day before the date on which the loan is made, over (B) the outstanding balance of loans from the Plan to the Participant on the date on which the loan is made, or (2) one-half of the value of the Participant’s vested account balance on the date on which the loan is made. The minimum principal amount for any loan is $500. The loan interest rate is 2% above the prime rate published in the Wall Street Journal. Pursuant to the CARES Act, from June 15, 2020 to September 22, 2020, a qualifying participant was permitted to request pandemic-related loans up to $100,000 in accordance with applicable CARES Act guidance.
Repayments on loans are generally made through biweekly payroll deductions and are allocated to the participant's account and invested according to the participant’s investment elections. Loans may be repaid in full at any time. As of December 31, 2021 and 2020, interest rates ranged from 3.25% to 11.50% and loans mature through December 30, 2041 and November 30, 2040, respectively . Pursuant to the CARES Act, from June 15, 2020 to December 31, 2020, qualifying participants were permitted to temporarily suspend repayments on Plan loans, and then those suspended loans were re-amortized on January 29, 2021, and payments were restated.
(g)        ESOP
The Plan has purchased Company preferred stock using the proceeds of the ESOP loans. As the Plan makes payments of principal on the loans, an appropriate percentage of preferred shares are released and converted to common stock. Common stock equal in value to the employer’s matching contribution is allocated to the participants’ accounts and invested in the Wells Fargo ESOP Fund.
Participants in the Plan may elect to have cash dividends from Company common stock that is held in their account in the Wells Fargo ESOP Fund to be either reinvested in the Wells Fargo ESOP Fund or distributed to them in cash. The Plan uses the cash dividends received to purchase the shares needed to meet the reinvestment needs based on participants' dividend elections.
(h) Investment Options
Salary deferral contributions, base contributions, and any discretionary contributions are invested in accordance with participants' investment elections on file from their choice of the
    8    (Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Notes to Financial Statements
December 31, 2021
available investment options offered within the Plan, or the Plan's qualified default investment alternative, which is the age-appropriate target date fund, if an election is not on file. Matching contributions are initially invested in the Wells Fargo ESOP Fund but may be reallocated to any other investment options offered within the Plan at any time.

(2)        Summary of Significant Accounting Policies
(a)        Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles.
(b)         Administrative Expenses
All costs and expenses of administering the Plan and Trust are paid by the Company, except for certain investment management fees, which are netted against investment returns. Fees for managed account advisory services, overnight delivery charges, and administration of qualified domestic relation orders provided by an independent third-party are charged directly to participant accounts only for individuals that use these services.
(c)        Fair Value Definition and Hierarchy
Investments are reported at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is based on an exit price notion that maximizes the use of observable inputs and minimizes the use of unobservable inputs.
The Plan classifies its assets and liabilities measured at fair value based upon a three-level hierarchy that assigns the highest priority to unadjusted quoted prices in active markets and the lowest priority to unobservable inputs. The three levels are as follows:
•Level 1 – Valuation is based upon quoted prices for identical instruments traded in active markets.
•Level 2 – Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model‑based valuation techniques, for which all significant assumptions are observable in the market.
•Level 3 – Valuation is generated from model‑based techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include use of discounted cash flow models, market comparable pricing, option models and similar techniques.
    9    (Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Notes to Financial Statements
December 31, 2021

(d)        Investments and Income Recognition
Purchases and sales of securities are recorded on the trade-date basis. Interest income is recorded on the accrual basis. Dividends on common stock are allocated based upon participant account holdings in Company common stock held in the Wells Fargo ESOP Fund on the record date and are recorded in the Trust on the dividend payment date. Net appreciation or (depreciation) includes gains and or losses on investments bought and sold as well as held during the year.
(e)         Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as deemed distributions based upon the terms of the Plan and Plan loan rules, as determined by the Plan Administrator.
(f)       Investments Valued at Contract Value
(i) Description
The Wells Fargo Stable Value Fund (the “Stable Value Fund”) primarily invests in security-backed contracts issued by insurance companies and other financial institutions. The security-backed contracts held in the Stable Value Fund guarantee a fixed return to its investors, resulting in it being considered a fully benefit responsive investment contract. An investment contract is considered fully benefit responsive if all of the following criteria are met: (1) the investment contract is between the fund and the issuer and the contract cannot be sold or assigned, (2) the contract issuer must be obligated to repay principal and interest to participants in the fund or provide prospective crediting rate adjustments that cannot result in an interest crediting rate less than zero, (3) all permitted participant-initiated transactions occur at contract value, without limitations, (4) an event that limits the ability of the participant to transact at contract value is not probable, and (5) the fund must allow participants reasonable access to their funds. The Stable Value Fund also invests in the Wells Fargo/BlackRock Short Term Investment Fund S, which invests in highly liquid assets. The Stable Value Fund uses this investment for daily liquidity needs.
A security-backed contract is an investment contract (also known as a synthetic guaranteed investment contract (GIC) or a separate account GIC) issued by an insurance company or other financial institution, backed by a portfolio of bonds. The bond portfolio is either owned directly by the Stable Value Fund or owned by the contract issuer and segregated in a separate account for the benefit of the Stable Value Fund. The portfolio underlying the contract is maintained separately from the contract issuer’s general assets, usually by a third-party custodian. The issuer guarantees that all qualified participant withdrawals will be at contract value. In the case of a full liquidation event,
    10    (Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Notes to Financial Statements
December 31, 2021
the issuer is responsible for covering any amount by which the contract value exceeds the fair value of the underlying portfolio.
Risks arise when entering into any investment contract due to the potential inability of the issuer to meet the terms of the contract. In addition, security-backed contracts have the risk of default or the lack of liquidity of the underlying portfolio assets. The credit risk of each issuer is evaluated and monitored through the Plan’s investment advisor credit analysis. The credit analysis includes, but is not limited to, asset quality and liquidity, management quality, surplus adequacy, and profitability.
(ii)     Valuation of Underlying Investments
Security-backed contracts are carried at contract value. Contract value is the relevant measure for fully benefit-responsive investment contracts because this is the amount received by participants when they initiate permitted transactions under the terms of the Plan. The contract rate resets periodically, normally each quarter or semi-annually, using end-of-period data. The underlying portfolio assets and the accrued interest receivable are shown by contract on the supplemental schedule of assets (held at end of year) attached to the Form 5500 filed by the Plan with the Department of Labor (DOL). The short‑term investment fund investment is carried at the reported unit value of the fund. The underlying assets may contain issues that are considered illiquid.
(iii)  Withdrawal and Termination Provisions
All security-backed contracts held by the Stable Value Fund are fully benefit responsive, which means withdrawals from these investment contracts may be made at contract value for qualifying benefit payments, including participant‑directed transfers.
Security-backed contracts generally are evergreen contracts that contain termination provisions, allowing the Stable Value Fund or the contract issuer to terminate with notice, at any time at fair value, and providing for automatic termination of the contract if the contract value or the fair value of the underlying portfolio equals zero. The issuer is obligated to pay the excess contract value when the fair value of the underlying portfolio equals zero. Security-backed contracts are not assignable or transferable without consent of the issuer and have no publicly traded secondary market.
Security-backed contracts that permit the issuer to terminate at fair value generally provide that the Stable Value Fund may elect to convert such termination to an amortization election as described below. In addition, if the Stable Value Fund defaults in its obligations under the contract (including the issuer’s determination that the agreement constitutes a nonexempt prohibited transaction as defined under ERISA), and such default is not corrected within the time permitted by the contract, then the contract may be terminated by the issuer and the Stable Value Fund will receive the fair value as of the date of termination. Each contract recognizes certain “events of default” which can invalidate contracts’ coverage. Among these are investments outside of the
    11    (Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Notes to Financial Statements
December 31, 2021
range of investments which are permitted under the investment guidelines contained in the investment contract, fraudulent or other material misrepresentations made to the investment contract provider, changes of control of the investment adviser not approved by the contract issuer, changes in certain key regulatory requirements, or failure of the Plan to be tax qualified.
Generally, security-backed contracts permit the issuer or investment manager to elect at any time to convert the underlying portfolio to a declining duration strategy whereby the contract would terminate at a date that corresponds to the duration of the underlying portfolio on the date of the amortization election. After the effective date of an amortization election, the underlying portfolio must conform to the guidelines agreed upon by the contract issuer and the investment manager for the amortization election period. The guidelines are intended to result in the convergence of the contract value and the fair value of the underlying portfolio by the termination date.
Security‑backed contracts also generally provide for withdrawals associated with certain events, which are not in the ordinary course of Plan operations. These withdrawals are paid with a market value adjustment applied to the withdrawal as defined in the investment contract. Each contract issuer specifies the events, which may trigger a market value adjustment; however, such events may include, but not limited to, the following:
•material amendments to the Plan’s structure or administration;
•complete or partial termination of the Plan, including a merger with another plan;
•the failure of the Plan to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA;
•withdrawals due to the removal of a specifically identifiable group of employees from coverage under the participating plan (such as a group layoff or early retirement incentive program), the closing or sale of a subsidiary, employing unit, or affiliate, the bankruptcy or insolvency of a plan sponsor, the merger of the Plan with another plan, or the Plan sponsor’s establishment of another tax qualified defined contribution plan;
•any change in law, regulation, ruling, administrative or judicial position, or accounting requirement, applicable to the Plan or participating plans; and
•the delivery of any communication to Plan participants designed to influence a participant not to invest in the Plan.
At this time, the Stable Value Fund manager does not believe that the occurrence of any such market value event, which would limit the Plan’s ability to transact at contract value with participants, is probable.
    12    (Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Notes to Financial Statements
December 31, 2021
(iv)   Wrapper Contract Fees
The Stable Value Fund pays wrapper contract fees to the security-backed contract issuers to assure contract liquidity for plan participant‑directed withdrawals. Annual investment management fees in 2021 were $350,227 based on separate agreements for various types of instruments.
(g)        Risks and Uncertainties
The Plan may invest in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.
(h)         Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles may require management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.
(i)       Payment of Benefits
Benefits are recorded when paid.
(j)     Excess Contributions and Earnings Payable
Excess contributions and earnings payable represent contributions made for participants in excess of IRC limitations that are to be refunded as of year-end. As of December 31, 2021 and 2020, $3,363 and $12,027, respectively, of excess contributions and earnings thereon are required to be refunded in the subsequent year. Excess contributions and earnings are netted against contributions and interest income in the statements of changes in net assets available for benefits.

(3)        Wells Fargo ESOP Fund
The Company’s preferred shares held in the Wells Fargo ESOP Fund that were purchased with the proceeds of the ESOP loans from the Company represent leveraged shares. These shares are held in an account called the “Unallocated Reserve.” The leveraged shares are released from the Unallocated Reserve as the ESOP loans are repaid and any preferred shares are converted into Company common stock for allocation to participants’ Plan accounts. The preferred shares are convertible into $1,000 worth of common shares based on the then current market price of the common stock. Such stock is used to provide all or part of the Company matching contributions credited to participants’ accounts.
    13    (Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Notes to Financial Statements
December 31, 2021
Each participant is entitled to exercise voting rights attributable to the Company common stock allocated to his or her Plan account and is notified by the Trustee prior to the time that such rights are to be exercised. The Trustee will vote all shares of Company common stock held in the Wells Fargo ESOP Fund in proportion to “votes" cast by participants.
Participants may elect to have dividends on their vested accounts held in the Wells Fargo ESOP Fund paid to them in cash or have the dividends automatically reinvested in additional shares of Company common stock in the Wells Fargo ESOP Fund. The dividend will be automatically reinvested in the Plan if: (i) a participant makes no election, (ii) if the total vested dividend for a participant is less than $5, or (iii) the participant is deceased.
The Plan provides that dividends received on the Company’s preferred stock held in the Unallocated Reserve, and dividends attributable to the portion of the participants' employer contribution account that are reinvested in Company common stock, may be applied to make any required ESOP loan payments. Shares of Company common stock that are released due to the use of such dividends for ESOP loan payments will be transferred to the Wells Fargo ESOP Fund, first to replace the value of any Company common dividends so used, and then as matching contributions. To the extent that such dividends are not sufficient to make required ESOP loan payments, employer contributions will be applied to make the required payments.

(4)        Shares and Investments Not Directed by Participants
Information about the net assets and significant components of the changes in net assets relating to nonparticipant directed investments as of December 31, 2021 and 2020 and for the year ended December 31, 2021 is presented in the following tables and also discussed in Note 8.
    14    (Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Notes to Financial Statements
December 31, 2021

	2021	2020
	ESOP	ESOP
	Unallocated	Unallocated
Assets:
Company convertible preferred stock	$699,820,363	989,631,427
Money market funds	—	25,292,257
Total investments	699,820,363	1,014,923,684
Accrued income	566	4,175
Total assets	699,820,929	1,014,927,859
Liabilities:
Notes payable	646,272,255	874,843,759
Total liabilities	646,272,255	874,843,759
Net assets available for benefits	$53,548,674	140,084,100
Company convertible preferred shares:
Number of shares	609,434	822,242
Cost	$646,272,223	874,843,715

2021
ESOP
Unallocated
Employer matching contributions	$152,883,666
Net depreciation	(77,003,212)
Dividend income	66,297,684
Notes payable interest expense	(15,905,711)
Conversion of preferred stock	(228,571,492)
Debt principal payments	228,571,492
Release of common stock - 4,435,345 shares	(212,807,853)
Decrease in net assets	(86,535,426)
Net assets:
Beginning of year	140,084,100
End of year	$53,548,674

    15    (Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Notes to Financial Statements
December 31, 2021

(5)        Fair Value Measurements
The Plan classifies its investments recorded at fair value as either Level 1, 2, or 3 in the fair value hierarchy. The highest priority (Level 1) is assigned to valuations based on unadjusted quoted prices in active markets and the lowest priority (Level 3) is assigned to valuations based on significant unobservable inputs.
In the determination of the classification of financial instruments in Level 2 or Level 3 of the fair value hierarchy, the Plan considers all available information, including observable market data, indications of market liquidity and orderliness, and its understanding of the valuation techniques and significant inputs used. Judgments are made regarding the significance of the Level 3 inputs to the instruments’ fair value measurement to its entirety. If unobservable inputs are considered significant, the instrument is classified as Level 3.
The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2021 and 2020.
Investments in mutual funds, including money market funds, are valued at fair value based upon quoted prices in an active market.
Investments in collective investment funds are redeemable daily at net asset value ("NAV"), which is the readily determinable fair value. The price per share is quoted on a private market; however, the price per share is based on the value of the underlying investments, which are traded on an active market.
Investments in multi-manager funds are comprised of publicly traded mutual funds, which are valued at fair value based upon quoted prices in an active market, and collective investment funds that are valued at NAV. The NAV is based upon the value of the underlying investments which are traded on an active market.
Investments in the Stable Value Fund’s collective investment funds that are not an underlying investment of a fully benefit responsive contract are valued at NAV as described above.
Investments in the Company’s common stock are valued at quoted market values.
Investments in the Company’s convertible preferred stock are valued at appraised value by an independent pricing service. The independent pricing service models the expected cash flows with the contractual dividends and the Company’s common shares equal to $1,000 upon conversion of a preferred share. The independent pricing service then discounts the cash flows back to the present value by the appropriate discount rate which is determined by analyzing a variety of market yields, including yields on preferred securities and bonds issued by the Company and institutions similar to the Company.
The allocated portion of the Wells Fargo ESOP Fund is structured as a unitized account that holds Wells Fargo common stock that are valued at quoted market prices and a percentage of money
    16    (Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Notes to Financial Statements
December 31, 2021
market funds that are valued at NAV as described above. The money market funds are used to provide daily liquidity for the fund.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes it valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The following tables sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2021 and 2020, respectively:

	December 31, 2021
	Level 1	Level 2	Level 3	Total
Collective investment funds	$—	26,017,676,784	—	26,017,676,784
Mutual funds	971,000,822	—	—	971,000,822
Multi-manager funds:
Collective investment funds	—	9,899,698,954	—	9,899,698,954
Mutual funds	3,514,653,738	—	—	3,514,653,738
Total multi-
manager funds	3,514,653,738	9,899,698,954	—	13,414,352,692
Stable Value Fund
Collective investment funds	—	212,268,459	—	212,268,459
Company common stock	9,603,776,147	—	—	9,603,776,147
Company convertible preferred
stock	—	—	699,820,363	699,820,363
Total investments
at fair value	$14,089,430,707	36,129,644,197	699,820,363	50,918,895,267
    17    (Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Notes to Financial Statements
December 31, 2021

	December 31, 2020
	Level 1	Level 2	Level 3	Total
Collective investment funds	$—	23,196,528,648	—	23,196,528,648
Mutual funds	937,947,632	—	—	937,947,632
Multi-manager funds:
Collective investment funds	—	7,578,276,349	—	7,578,276,349
Mutual funds	3,903,618,759	—	—	3,903,618,759
Total multi-
manager funds	3,903,618,759	7,578,276,349	—	11,481,895,108
Stable Value Fund
Collective investment funds	—	222,618,539	—	222,618,539
Company common stock	6,077,601,259	—	—	6,077,601,259
Company convertible preferred
stock	—	—	989,631,427	989,631,427
Money market funds	—	146,026,751	—	146,026,751
Total investments
at fair value	$10,919,167,650	31,143,450,287	989,631,427	43,052,249,364

There were no transfers between the fair value levels in 2021.
    18    (Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Notes to Financial Statements
December 31, 2021
Level 3 Gains and Losses
The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 assets:

Company
convertible
preferred
stock
Balance, December 31, 2020	$989,631,427
Realized losses	(15,763,639)
Unrealized losses relating to instruments still held at the reporting date	(45,475,933)
Conversions	(228,571,492)
Balance, December 31, 2021	$699,820,363
Level 3 Significant Unobservable Inputs
The following table provides quantitative information about the valuation techniques and significant unobservable inputs used in the valuation of those Level 3 assets measured at fair value for which the Plan uses an internal model.

			Significant
	Fair value	Valuation	unobservable	Range of	Weighted
	Level 3	techniques	inputs	inputs	average (1)
December 31, 2021:
Convertible preferred stock	$699,820,363	Discounted	Discount
		cash flow	rate	2.55%-3.36%	3.14%
December 31, 2020:
Convertible preferred stock	$989,631,427	Discounted	Discount
		cash flow	rate	1.90%-2.40%	2.26%
(1) Weighted averages are calculated using outstanding shares at the end of the year.

(6)       Concentration of Investments
At December 31, 2021 and 2020, the Plan owned approximately 3.65% and 3.67%, respectively, of the issued common stock of the Company. The Plan’s investment in shares of the Company’s common and preferred stock aggregate 18.54% and 16.43% of total investments at fair value as of December 31, 2021 and 2020, respectively. The quoted market price of the Company’s common stock was $47.98 and $30.18 as of December 31, 2021 and 2020, respectively.

(7)        Related-Party Transactions and Party in Interest
The Plan engages in transactions involving acquisition or disposition of units of participation in collective investment funds and mutual funds managed by affiliates of the Company, which are parties in interest with respect to the Plan. These transactions are covered by an exemption from
    19    (Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Notes to Financial Statements
December 31, 2021
the “prohibited transaction” provisions of ERISA and the IRC. Additionally, the Stable Value Fund manager was an affiliate of the Company until October 2021 and the Company pays the investment management fees of such affiliate that are associated with the Stable Value Fund.
During 2021 and 2020, the Plan allowed participants to invest in Company common stock within the Wells Fargo ESOP Fund.
(8) Other Income
The Plan periodically receives monies from litigation settlements or other residual proceeds (“Proceeds”) related to the Plan, or prior plans that merged into the Plan, in which the Plan Administrator or their delegate is typically responsible for determining how these Proceeds will be allocated to the Plan.
These Proceeds are deposited into a Plan level interest-bearing account and are included as unallocated investments on the statements of net assets available for benefits and in other income on the statement of changes of net assets available for benefits until the Plan Administrator directs the recordkeeper and Trustee to allocate the Proceeds and accrued interest, in accordance with the plan of allocation.

(9)     Tax Status
The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated August 2, 2017, that the Plan and related Trust are designed in accordance with applicable sections of the IRC. Although the Plan has been amended and restated since receiving the determination letter, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC, and therefore believe that the Plan is qualified, and the related Trust is tax-exempt.
Accounting principles generally accepted in the United States of America require the Plan Administrator to evaluate tax positions taken by the Plan and recognize a tax liability, if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2021, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements.

(10)    Regulatory Matters
Federal government agencies are reviewing certain transactions associated with the ESOP, including the manner in which the 401(k) plan purchased securities used in connection with the Company’s contributions to the 401(k) plan. The Plan Sponsor received written notification dated August 29, 2014, from the DOL advising the Plan had been selected for review by the DOL. The Company is in resolution discussions with the Department of Labor, although there can be no assurance to the outcome of these discussions.
    20    (Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Notes to Financial Statements
December 31, 2021
By a letter dated August 25th, 2020, the Plan Sponsor received written notice from the IRS that the Plan was selected for examination of the Plan year ended December 31, 2018. The IRS requested certain Plan information and documents that the Plan Sponsor has provided.

(11)     Notes Payable
Notes payable as of December 31 were:

	2021	2020
2.30% 2012 ESOP Convertible Preferred Stock Note, due
December 2021	$—	22,573,596
1.30% 2013 ESOP Convertible Preferred Stock Note, due
December 2022	28,523,120	67,523,320
1.50% 2014 ESOP Convertible Preferred Stock Note, due
December 2023	67,975,380	107,975,439
1.48% 2015 ESOP Convertible Preferred Stock Note, due
December 2024	74,153,845	101,153,919
1.70% 2016 ESOP Convertible Preferred Stock Note, due
December 2025	139,420,680	176,420,700
1.90% 2017 ESOP Convertible Preferred Stock Note, due
December 2026	139,594,455	168,595,930
2.25% 2018 ESOP Convertible Preferred Stock Note, due
December 2027	196,604,775	230,600,855
	$646,272,255	874,843,759
Maturities of notes payable calculated based on the contractual agreements are as follows:

Year ending December 31:
2022	$33,347,142
2023	195,785,463
2024	147,094,500
2025	127,421,400
2026	84,335,850
Thereafter	58,287,900
$646,272,255
The notes represent exempt ESOP loans to the Plan from the Company. Principal and interest payments are made according to the applicable loan schedules. Company contributions are used to repay the loans. The notes may be repaid in installments through March 31, 2027, with the last payment due December 31, 2027. The estimated fair value of the notes as of December 31, 2021
    21    (Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Notes to Financial Statements
December 31, 2021
and 2020 was approximately $644 million and $899 million, respectively, determined by using interest rates currently available for issuance of debt with similar terms and remaining maturities.

(12)     Plan Termination
Although it has not expressed any intent to do so, the Company by action of its Board of Directors reserves the right to terminate the Plan at any time. In the event of Plan termination, participants shall become 100% vested in their accounts.

(13)   Legal Actions
The following class actions lawsuits have been brought on behalf of Plan participants and beneficiaries:
a)Plaintiff Yvonne Becker filed a putative class action Complaint against Wells Fargo & Company (“Wells Fargo”), Wells Fargo Bank, National Association, Galliard Capital Management, Inc., the Employee Benefits Review Committee, the Human Resources Committee of the Board of Directors of Wells Fargo & Company (“HRC”) and individual members Ronald L. Sargent, Wayne M. Hewett, Donald M. James, and Maria R. Morris on March 13, 2020 in the U.S. District Court for the Northern District of California. Plaintiff is a former employee of Wells Fargo and a participant in the Plan. Plaintiff purports to bring this action on behalf of “all participants and beneficiaries in the Wells Fargo & Company 401(k) Plan from March 13, 2014 through the date of judgment.” Plaintiff alleges that several investment options in the Plan charged excessive fees, underperformed comparable to investment alternatives, and paid fees to Wells Fargo.

On the basis of these allegations, Plaintiff asserts four claims for breach of ERISA’s fiduciary duties and violation of ERISA’s prohibited transaction rules.
On May 8, 2020, the Court so ordered the parties’ stipulation in which Plaintiff voluntarily dismissed the HRC and individual members Ronald L. Sargent, Wayne M. Hewett, Donald M. James, and Maria R. Morris from the action.
On May 8, 2020, Defendants filed a motion to transfer venue to the District of Minnesota. On September 21, 2020, the U.S. District Court for the Northern District of California granted Defendants' motion to transfer the case to the U.S. District Court for the District of Minnesota pursuant to the Plan's forum selection clause. Plaintiff appealed that order (via petition for mandamus) and, on April 1, 2021, the Ninth Circuit denied Becker's petition.
On May 12, 2021, the Court issued an opinion denying Defendants' motion to dismiss the Class Action Complaint.
On August 19, 2021, the Court granted the Parties joining stipulation to dismiss Galliard Capital Management, Inc. from the action.
On April 1, 2022, Plaintiffs filed with the Court a motion for preliminary approval of a class action settlement, and on April 25, 2022, the Court granted Plaintiffs’ motion for preliminary
    22    (Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Notes to Financial Statements
December 31, 2021
approval of the class action settlement. The Court scheduled a final fairness hearing for August 10, 2022.
b)Plaintiffs filed two securities class actions in the Northern District of California against the Company and certain individual defendants: (1) Hefler v. Wells Fargo & Company et al., No. 16-cv-05479, filed on September 26, 2016 by Robbins Geller Rudman & Dowd LLP; and (2) Klein v. Wells Fargo & Company et al., No. 16-cv-05513, filed on September 28, 2016 by Pomerantz LLP. On January 5, 2017, Judge Jon S. Tigar issued an order consolidating the two cases. On March 6, 2017, plaintiffs filed a Consolidated Class Action Complaint for Violations of the Federal Securities Laws (the “First Consolidated Complaint”).
On March 15, 2018, plaintiffs filed a Second Consolidated Class Action Complaint for Violations of the Federal Securities Laws. In the second amended complaint, Plaintiffs purported to represent a class of all persons who acquired Wells Fargo common stock between February 26, 2014 and September 20, 2016. Plaintiffs alleged that defendants made material misstatements and omissions regarding, inter alia, Wells Fargo’s (i) cross-sell metrics, (ii) cross-selling strategy and the purpose of the strategy, (iii) risk management and the effectiveness of internal controls over financial reporting, and (iv) corporate culture and business practices. Plaintiffs allege that these misstatements and omissions were made in, inter alia, Wells Fargo’s quarterly and annual financial statements during the Class Period, quarterly and annual earnings press releases and analyst and investor conference calls, presentations at various investor and industry conferences, and in certain other public statements. On July 30, 2018, the parties entered into a Stipulation and Agreement of Settlement (the “Settlement Agreement”). Therein, Wells Fargo agreed to pay $480,000,000 on behalf of all Defendants for the benefit of the settlement class in return for a release by the class members of all claims relating to the purchase, acquisition, or ownership of Wells Fargo common stock during the Class Period that were asserted or could have been asserted in the action and which relate to the allegations, facts, and circumstances referred to in the complaint.
The deadline for class members to opt out of the settlement or object to its terms was November 27, 2018. The hearing on final approval of the settlement was held on December 18, 2018, and the Court issued an order the same day granting final approval to the settlement. The deadline for class members to submit a claim under the settlement was January 23, 2019. The Plan received notice of the pendency of the proposed class settlement as a result of the Wells Fargo stock purchased and sold in the Plan during the Class Period on behalf of the Plan participants.
In order to avoid any potential conflict of interest with respect to whether to opt in or out of the settlement, the Employee Benefit Review Committee retained an Independent Fiduciary to review the settlement and determine whether it was in the best interest of the Plan participants and beneficiaries for the Trustee of the Plan to opt in or out of the settlement and then direct the Trustee whether to file a claim. The Independent Fiduciary determined that it is in the best interest of the Plan participants and beneficiaries for the Trustee to file a claim and directed the
    23    (Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Notes to Financial Statements
December 31, 2021
Trustee to file a claim. The Independent Fiduciary worked with the Trustee to determine the amount of the claim, and the Trustee timely filed the claim with the settlement administrator.
The Court previously granted a motion for preliminary approval of the settlement and held a fairness hearing on December 18, 2018, during which the Court granted the motions. The settlement proceeds disbursed to the Plan was dependent on, among other things, the total number of class members who submit claims under the settlement. The settlement administrator disbursed funds to the Trustee in the amount of $40,039,393 on October 8, 2020, which was allocated on February 16, 2021 to Plan participants with positive net purchases in the Wells Fargo ESOP and Non-ESOP Funds greater than $10 (which was the minimum approved by the Court) between and including February 26, 2014 and September 20, 2016. The settlement excluded the following individuals and entities: (i) Defendants; (ii) Immediate Family Members of any Individual Defendant; (iii) any person who was a director or member of the Operating Committee of Wells Fargo during the Class Period and their Immediate Family Members; (iv) any parent, subsidiary or affiliate of Wells Fargo; (v) any firm, trust, corporation, or other entity in which Defendants or any other excluded person or entity has, or had during the Class Period, a controlling interest; and (vi) the legal representatives, agents, affiliates, heirs, successors-in-interest or assigns of any such excluded persons or entities. On September 1, 2021, the Plan received $5,611,764 in residual proceeds representing accrued interest. These residual proceeds were allocated to eligible participants’ Plan accounts on September 27, 2021, in the same manner as the original proceeds.
c)Plan participants filed three putative class actions, now consolidated into one action, In re: Wells Fargo ERISA 401(k) Litigation (D. Minn.) against Wells Fargo and various individuals alleged to be fiduciaries under the Plan. The lawsuit alleges that the Company’s stock should not have been offered as an investment option in the Plan and seeks damages, as a result of the drop in the Company’s stock price. This consolidated class action arises out of the Wells Fargo government consent orders relating to sales practices, which were announced publicly on September 8, 2016.
Plaintiffs challenge the decision to offer the Wells Fargo Stock Fund as an investment option, alleging that the stock was trading at an artificially high price due to allegedly undisclosed sales practices and that the defendants should have acted on that information to prevent Plan participant losses when the stock price declined. Plaintiffs filed a consolidated, amended complaint on December 21, 2016, and defendants moved to dismiss the action on April 3, 2017. On September 21, 2017, the Court dismissed the action but allowed the plaintiffs to replead one count of the prior complaint. Plaintiffs filed an amended complaint, which defendants moved to dismiss on December 4, 2017. On July 19, 2018, the District Court dismissed the action completely. In July 2020, the United States Court of Appeals for the Eighth Circuit affirmed the District Court's dismissal. Plaintiffs' filed a petition for certiorari in the U.S. Supreme Court, and Wells Fargo's response was filed on March 1, 2021. On May 3, 2021, the Supreme Court denied the petition for writ of certiorari affirming the decisions of the lower courts, therefore the action is closed.

    24    (Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Notes to Financial Statements
December 31, 2021
(14)    Subsequent Events
In accordance with ASC 855, Subsequent Events, the Plan has events that have occurred subsequent to period end December 31, 2021 through June 24, 2022, the date at which the financial statements were issued that require disclosure as follows:
Effective January 1, 2022 Wells Fargo amended and restated the Plan to make various updates and changes to reflect applicable changes in law and administrative procedures, none of which is expected to have a material impact on participants’ benefits under the Plan as described in footnote (1).

(15)   Reconciliation of Financial Statements to the Form 5500
The following is a reconciliation of net assets available for benefits per the financial statement at December 31, 2021 to net assets per the Form 5500:

Net assets available for benefits per the financial statements	$55,721,647,604
Adjustment from contract value to fair value for fully benefit
responsive investment contracts	86,959,845
Deemed loan distributions	(41,987,668)
Net assets per the Form 5500	$55,766,619,781
The following is a reconciliation of increases (decreases) in net assets available for benefits per the financial statements for the year ended December 31, 2021, to the net income per the Form 5500:

Increase in net assets available for benefits per the financial statements	$7,813,956,715
Change in the adjustment from contract value to fair value for
fully benefit responsive investment contracts at December 31, 2021	86,959,845
Deemed loan distributions	(41,987,668)
Net income per the Form 5500	$7,858,928,892

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2021
		Description of investment, including
		maturity date, rate of interest,
Identity of issuer, borrower, lessor, or similar party		collateral, par, or maturing value	Cost	Current value
*	Participant loans	Participant loans,
		interest rates ranging from 3.25% to
		11.50%, maturing at various dates
		through December 30, 2041		$736,828,468

	State Street Cons Target Ret 2015 NL P	Collective Investment Fund	(1)	128,299,694
	State Street Cons Target Ret 2020 NL P	Collective Investment Fund	(1)	458,066,467
	State Street Cons Target Ret 2025 NL P	Collective Investment Fund	(1)	1,369,870,246
	State Street Cons Target Ret 2030 NL P	Collective Investment Fund	(1)	1,305,409,891
	State Street Cons Target Ret 2035 NL P	Collective Investment Fund	(1)	1,085,451,541
	State Street Cons Target Ret 2040 NL P	Collective Investment Fund	(1)	1,256,485,495
	State Street Cons Target Ret 2045 NL P	Collective Investment Fund	(1)	868,362,532
	State Street Cons Target Ret 2050 NL P	Collective Investment Fund	(1)	1,306,156,574
	State Street Cons Target Ret 2055 NL P	Collective Investment Fund	(1)	509,069,882
	State Street Cons Target Ret 2060 NL P	Collective Investment Fund	(1)	203,556,810
	State Street Cons Target Ret 2065 NL P	Collective Investment Fund	(1)	28,531,489
	State Street Cons Target Ret Income NL P	Collective Investment Fund	(1)	179,703,903
	State Street International Index M	Collective Investment Fund	(1)	786,226,400
	State Street Russell Sm Cap Index NL CL K	Collective Investment Fund	(1)	1,092,169,294
	State Street S&P Mid Cap Index NL CL M	Collective Investment Fund	(1)	2,628,276,813
	State Street NASDAQ 100 Index NL CL M	Collective Investment Fund	(1)	4,425,235,305
	State Street S&P 500 Index K NL	Collective Investment Fund	(1)	6,655,689,497
	State Street U.S. Bond Index NL M	Collective Investment Fund	(1)	1,731,114,951
				26,017,676,784

	BlackRock Liquidity Treasury Inst	Mutual Fund	(1)	971,000,822
				971,000,822
	Large Cap Value Fund	Multi-Manager Fund
	Dodge & Cox Stock	Mutual Fund	(1)	1,180,526,020
	T Rowe Price Equity Income TR F	Common Collective Fund	(1)	1,146,087,637
	MFS Large Cap Value CL 5	Common Collective Fund	(1)	1,146,082,916
				3,472,696,573

	Large Cap Growth Fund	Multi-Manager Fund
	Los Angeles Capital Large Cap Growth A	Common Collective Fund	(1)	854,191,482
	T Rowe Price Blue Chip Growth Trust T7	Common Collective Fund	(1)	854,233,275
	Brown Advisory Sustainable Growth	Common Collective Fund	(1)	854,210,573
	Jennison Large Cap Growth	Common Collective Fund	(1)	854,226,368
	Jackson Square Large Cap Growth IS	Mutual Fund	(1)	853,915,678
				4,270,777,376
	Small Cap Fund	Multi-Manager Fund
*	Wells Fargo Emerging Growth E4	Common Collective Fund	(1)	331,597,049
	Peregrine Small Cap Value	Common Collective Fund	(1)	331,589,705
	State Street Russell Sm Cap Index NL CL K	Common Collective Fund	(1)	683,282,048
	Wellington Select Small Cap Growth	Common Collective Fund	(1)	331,591,433
	Wellington Small Cap Value	Common Collective Fund	(1)	331,924,428
				2,009,984,663
	International Equity Fund	Multi-Manager Fund
	Causeway International Value Equity F	Common Collective Fund	(1)	405,598,076
	Sprucegrove International F	Common Collective Fund	(1)	405,595,493
	American EuroPacific Growth R6	Mutual Fund	(1)	811,204,431
				1,622,398,000
	Emerging Markets Equity Fund	Multi-Manager Fund
	Acadian Emerging Markets Equity A	Common Collective Fund	(1)	294,591,436
	Lazard Emerging Markets Equity C	Common Collective Fund	(1)	210,423,749
	Baillie Gifford Emerging Markets EQS K	Mutual Fund	(1)	210,424,793
	DFA Emerging Markets Small Cap	Mutual Fund	(1)	126,253,587
				841,693,565
	Diversified Real Asset Fund	Multi-Manager Fund
	Principal Diversified Real Asset II	Common Collective Fund	(1)	108,150,680
	State Street Real Asset NL Series A	Common Collective Fund	(1)	36,058,967
				144,209,647
	Global Bond Fund	Multi-Manager Fund
	Federated Total Return Bond IS	Mutual Fund	(1)	66,386,200
	Franklin Global Opportunities Bond IS	Mutual Fund	(1)	132,784,513
	PIMCO Global Advantage Strategy BD	Mutual Fund	(1)	133,158,516
				332,329,229

    26    (Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2021
		Description of investment, including
		maturity date, rate of interest,
Identity of issuer, borrower, lessor, or similar party		collateral, par, or maturing value	Cost	Current value
	State Street Emerging Mkts Index A	Common Collective Fund	(1)	$190,678,355
				190,678,355

	BlackRock MSCI ACWI ESG Focus Index F	Common Collective Fund	(1)	529,585,284
				529,585,284
				13,414,352,692

*	Wells Fargo Stable Value Fund
	Security-backed contracts:
	American General Life Ins. Co.	1.72%	(1)	—
	Massachusetts Mutual Life Ins.	1.89%	(1)	—
	Nationwide Life Ins. Co.	1.95%	(1)	—
	Pacific Life Ins. Co.	2.05%	(1)	—
	Prudential Ins. Co. of America	2.11%	(1)	—
	Royal Bank of Canada	1.79%	(1)	—
	State Street Bank and TrustCo.	1.95%	(1)	—
	Transamerica Premier Life Ins. Co.	1.98%	(1)	—
	Voya Ins. and Annuity Co.	1.76%	(1)	—
*	Wells Fargo Fixed Income Fund C2	12,151,573 units	(1)	370,630,256
		Total		370,630,256

	American General Life Ins. Co.	1.72%	(1)	—
	Massachusetts Mutual Life Ins.	1.89%	(1)	—
	Nationwide Life Ins. Co.	1.95%	(1)	—
	Pacific Life Ins. Co.	2.05%	(1)	—
	Prudential Ins. Co. of America	2.11%	(1)	—
	Royal Bank of Canada	1.79%	(1)	—
	State Street Bank and TrustCo.	1.95%	(1)	—
	Transamerica Premier Life Ins. Co.	1.98%	(1)	—
	Voya Ins. and Annuity Co.	1.76%	(1)	—
*	Wells Fargo Fixed Income Fund Q2	30,195,458 units	(1)	371,847,943
		Total		371,847,943

	Metropolitan Life Ins. Co.	1.71%	(1)	—
	Separate account 771		(1)	364,712,212
	Separate account 690		(1)	290,727,769
		Total		655,439,981

	American General Life Ins. Co.	1.72%	(1)	—
	Massachusetts Mutual Life Ins.	1.89%	(1)	—
	Nationwide Life Insurance Co.	1.95%	(1)	—
	Pacific Life Ins. Co.	2.05%	(1)	—
	Prudential Ins. Co. of America	2.11%	(1)	—
	Royal Bank of Canada	1.79%	(1)	—
	State Street Bank and TrustCo.	1.95%	(1)	—
	Transamerica Premier Life Ins. Co.	1.98%	(1)	—
	Voya Ins. and Annuity Co.	1.76%	(1)	—
	3M Co	2.650%, $225,000 par, due 4/15/2025	(1)	234,938
	7-Eleven Inc	0.625%, $430,000 par, due 2/10/2023	(1)	428,401
	7-Eleven Inc	0.800%, $1,070,000 par, due 2/10/2024	(1)	1,057,959
	Abay Leasing 2014 LLC	2.654%, $1,587,500 par, due 11/9/2026	(1)	1,642,004
	AbbVie Inc	2.300%, $3,680,000 par, due 11/21/2022	(1)	3,731,689
	Access Group Inc 2013-1	0.602%, $906,608 par, due 2/25/2036	(1)	893,143
	AEP Texas Inc	2.400%, $153,000 par, due 10/1/2022	(1)	154,841
	Alabama Federal Aid Highway Finance Authority	0.449%, $3,215,000 par, due 9/1/2023	(1)	3,195,131
	Alexandria Real Estate Equities Inc	3.450%, $2,000,000 par, due 4/30/2025	(1)	2,122,770
	Alliant Energy Finance LLC	3.750%, $166,000 par, due 6/15/2023	(1)	171,959
	Ally Auto Receivables Trust 2019-1	2.910%, $392,546 par, due 9/15/2023	(1)	394,784
	Ally Auto Receivables Trust 2019-3	1.930%, $737,478 par, due 5/15/2024	(1)	741,688
	Ameren Illinois Co	2.700%, $620,000 par, due 9/1/2022	(1)	625,696
	Ameren Illinois Co	3.250%, $2,505,000 par, due 3/1/2025	(1)	2,628,574
	American Express Co	3.400%, $355,000 par, due 2/27/2023	(1)	365,272
	American Express Co	3.700%, $970,000 par, due 8/3/2023	(1)	1,011,457
	American Express Co	3.400%, $360,000 par, due 2/22/2024	(1)	377,591
	American Express Co	2.750%, $850,000 par, due 5/20/2022	(1)	855,928
	American Honda Finance Corp	3.450%, $274,000 par, due 7/14/2023	(1)	285,218
	American Honda Finance Corp	2.050%, $2,110,000 par, due 1/10/2023	(1)	2,141,211
	American Honda Finance Corp	0.750%, $2,620,000 par, due 8/9/2024	(1)	2,590,989
	American Honda Finance Corp	2.200%, $2,232,000 par, due 6/27/2022	(1)	2,251,505
	AmeriCredit Automobile Receivables Trust	0.370%, $2,915,000 par, due 8/18/2025	(1)	2,905,407
    27    (Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2021
	Description of investment, including
	maturity date, rate of interest,
Identity of issuer, borrower, lessor, or similar party	collateral, par, or maturing value	Cost	Current value
AmeriCredit Automobile Receivables Trust 2019-3	2.060%, $799,690 par, due 4/18/2024	(1)	$802,266
AmeriCredit Automobile Receivables Trust 2021-3	0.760%, $1,850,000 par, due 8/18/2026	(1)	1,839,622
Amphenol Corp	3.200%, $58,000 par, due 4/1/2024	(1)	60,304
Amphenol Corp	2.050%, $1,295,000 par, due 3/1/2025	(1)	1,319,854
Analog Devices Inc	2.950%, $225,000 par, due 4/1/2025	(1)	236,369
Anglo American Capital PLC	3.625%, $1,200,000 par, due 9/11/2024	(1)	1,259,893
Ann Arbor School District	2.016%, $3,500,000 par, due 5/1/2023	(1)	3,553,305
ARI Fleet Lease Trust 2018-B	3.220%, $185,644 par, due 8/16/2027	(1)	185,904
ARI Fleet Lease Trust 2019-A	2.410%, $409,903 par, due 11/15/2027	(1)	411,355
ARI Fleet Lease Trust 2021-A	0.370%, $3,585,000 par, due 3/15/2030	(1)	3,567,817
Astrazeneca Finance LLC	0.700%, $1,460,000 par, due 5/28/2024	(1)	1,448,654
AT&T Inc	1.381%, $1,680,000 par, due 6/12/2024	(1)	1,701,292
AT&T Inc	2.300%, $560,000 par, due 6/1/2027	(1)	570,088
AT&T Inc	1.650%, $1,400,000 par, due 2/1/2028	(1)	1,371,481
AT&T Inc	0.900%, $1,980,000 par, due 3/25/2024	(1)	1,971,405
Atmos Energy Corp	0.625%, $1,600,000 par, due 3/9/2023	(1)	1,593,978
BA Credit Card Trust	0.340%, $2,630,000 par, due 5/15/2026	(1)	2,595,323
BAE Systems Holdings Inc	3.850%, $700,000 par, due 12/15/2025	(1)	750,609
BAE Systems Holdings Inc	3.800%, $1,850,000 par, due 10/7/2024	(1)	1,965,000
Baker Hughes a GE Co LLC	2.773%, $1,312,000 par, due 12/15/2022	(1)	1,338,058
BAKER HUGHES LLC/CO-OBL	1.231%, $1,275,000 par, due 12/15/2023	(1)	1,280,954
Bank of America Corp	3.124%, $1,162,000 par, due 1/20/2023	(1)	1,163,307
Bank of America Corp	1.084%, $960,000 par, due 7/23/2024	(1)	968,079
Bank of America Corp	3.004%, $2,629,000 par, due 12/20/2023	(1)	2,683,499
Bank of America Corp	3.864%, $567,000 par, due 7/23/2024	(1)	590,789
Bank of America Corp	3.458%, $1,400,000 par, due 3/15/2025	(1)	1,464,387
Bank of America Corp	0.810%, $3,500,000 par, due 10/24/2024	(1)	3,477,050
Bank of America Corp	0.976%, $1,810,000 par, due 4/22/2025	(1)	1,795,819
Bank of America Corp	1.530%, $5,900,000 par, due 12/6/2025	(1)	5,914,101
Bank of Montreal	0.625%, $2,980,000 par, due 7/9/2024	(1)	2,940,053
Bank of Montreal	3.300%, $749,000 par, due 2/5/2024	(1)	783,809
Bank of Montreal	1.250%, $920,000 par, due 9/15/2026	(1)	900,864
Bank of Montreal	2.500%, $1,952,000 par, due 1/11/2022	(1)	1,952,876
Bank of New York Mellon Corp/The	2.661%, $370,000 par, due 5/16/2023	(1)	372,781
Bank of Nova Scotia/The	1.300%, $1,090,000 par, due 9/15/2026	(1)	1,068,906
Bank of Nova Scotia/The	0.400%, $680,000 par, due 9/15/2023	(1)	674,689
Bank of Nova Scotia/The	0.650%, $2,460,000 par, due 7/31/2024	(1)	2,429,629
Bank of Nova Scotia/The	3.400%, $391,000 par, due 2/11/2024	(1)	410,311
Bank of Nova Scotia/The	1.950%, $860,000 par, due 2/1/2023	(1)	870,016
Baxter International Inc	1.322%, $4,080,000 par, due 11/29/2024	(1)	4,075,222
Bayer US Finance II LLC	1.213%, $860,000 par, due 12/15/2023	(1)	867,067
Bayer US Finance II LLC	4.250%, $860,000 par, due 12/15/2025	(1)	930,596
Bayer US Finance II LLC	3.875%, $454,000 par, due 12/15/2023	(1)	474,495
Bayer US Finance LLC	3.375%, $735,000 par, due 10/8/2024	(1)	768,379
Bell Telephone Co of Canada or Bell Canada/The	0.750%, $1,890,000 par, due 3/17/2024	(1)	1,870,843
Black Hills Corp	3.950%, $2,360,000 par, due 1/15/2026	(1)	2,530,269
Black Hills Corp	4.250%, $850,000 par, due 11/30/2023	(1)	892,656
BMW US Capital LLC	2.950%, $1,485,000 par, due 4/14/2022	(1)	1,495,572
BMW US Capital LLC	3.150%, $378,000 par, due 4/18/2024	(1)	394,788
BMW US Capital LLC	0.800%, $890,000 par, due 4/1/2024	(1)	884,226
BMW US Capital LLC	0.750%, $1,290,000 par, due 8/12/2024	(1)	1,275,938
BMW Vehicle Lease Trust 2021-1	0.290%, $4,805,000 par, due 1/25/2024	(1)	4,790,052
BMW Vehicle Owner Trust 2019-A	1.920%, $1,224,205 par, due 1/25/2024	(1)	1,231,201
BNP Paribas SA	2.819%, $1,955,000 par, due 11/19/2025	(1)	2,012,422
BNP Paribas SA	4.705%, $1,307,000 par, due 1/10/2025	(1)	1,391,663
Boeing Co/The	2.700%, $470,000 par, due 5/1/2022	(1)	472,759
Boeing Co/The	4.875%, $1,585,000 par, due 5/1/2025	(1)	1,734,792
Boston Properties LP	3.125%, $635,000 par, due 9/1/2023	(1)	653,244
Boston Properties LP	3.200%, $960,000 par, due 1/15/2025	(1)	1,005,481
Boston Properties LP	3.800%, $624,000 par, due 2/1/2024	(1)	652,689
BP Capital Markets America Inc	3.790%, $112,000 par, due 2/6/2024	(1)	117,919
BP Capital Markets America Inc	2.750%, $917,000 par, due 5/10/2023	(1)	939,244
BP Capital Markets America Inc	3.194%, $1,431,000 par, due 4/6/2025	(1)	1,508,792
Brazos Higher Education Authority Inc	1.078%, $160,527 par, due 5/25/2029	(1)	160,622
Bristol-Myers Squibb Co	0.537%, $2,470,000 par, due 11/13/2023	(1)	2,459,246
Bristol-Myers Squibb Co	2.900%, $179,000 par, due 7/26/2024	(1)	187,347
Burlington Northern Santa Fe LLC	3.050%, $787,000 par, due 9/1/2022	(1)	795,086
Byron Center Public Schools	2.546%, $750,000 par, due 5/1/2024	(1)	774,615
    28    (Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2021
	Description of investment, including
	maturity date, rate of interest,
Identity of issuer, borrower, lessor, or similar party	collateral, par, or maturing value	Cost	Current value
Canadian Natural Resources Ltd	2.950%, $1,300,000 par, due 1/15/2023	(1)	$1,324,831
Canadian Pacific Railway Co	1.350%, $2,420,000 par, due 12/2/2024	(1)	2,423,086
Capital One Bank USA NA	2.014%, $710,000 par, due 1/27/2023	(1)	710,629
Capital One Financial Corp	1.343%, $2,790,000 par, due 12/6/2024	(1)	2,807,189
Capital One NA	0.964%, $1,549,000 par, due 8/8/2022	(1)	1,553,216
Capital One Prime Auto Receivables Trust 2019-2	1.920%, $1,807,745 par, due 5/15/2024	(1)	1,820,554
Capital One Prime Auto Receivables Trust 2021-1	0.770%, $3,605,000 par, due 9/15/2026	(1)	3,578,092
Carmax Auto Owner Trust 2018-4	3.360%, $380,746 par, due 9/15/2023	(1)	383,434
Carmax Auto Owner Trust 2019-4	2.020%, $3,528,759 par, due 11/15/2024	(1)	3,563,624
Carmax Auto Owner Trust 2020-1	1.890%, $3,813,906 par, due 12/16/2024	(1)	3,848,044
Carmax Auto Owner Trust 2021-1	0.340%, $4,300,000 par, due 12/15/2025	(1)	4,262,164
CarMax Auto Owner Trust 2021-2	0.520%, $4,110,000 par, due 2/17/2026	(1)	4,086,499
Carrier Global Corp	2.242%, $1,655,000 par, due 2/15/2025	(1)	1,695,342
Caterpillar Financial Services Corp	2.850%, $135,000 par, due 5/17/2024	(1)	140,960
CenterPoint Energy Resources Corp	0.700%, $1,960,000 par, due 3/2/2023	(1)	1,951,123
CES MU2 LLC	2.166%, $3,044,073 par, due 12/16/2026	(1)	3,114,741
Charles Schwab Corp/The	4.200%, $900,000 par, due 3/24/2025	(1)	978,869
Charles Schwab Corp/The	3.625%, $1,500,000 par, due 4/1/2025	(1)	1,598,773
Chesapeake Funding II LLC	3.390%, $523,065 par, due 1/15/2031	(1)	529,651
Chesapeake Funding II LLC	1.950%, $1,377,382 par, due 9/15/2031	(1)	1,385,596
Chesapeake Funding II LLC	0.870%, $3,110,584 par, due 8/16/2032	(1)	3,114,167
Chesapeake Funding II LLC	0.470%, $3,966,916 par, due 4/15/2033	(1)	3,949,125
Chevron Corp	1.554%, $1,390,000 par, due 5/11/2025	(1)	1,402,371
Chubb INA Holdings Inc	3.350%, $500,000 par, due 5/15/2024	(1)	527,149
Cigna Corp	3.750%, $62,000 par, due 7/15/2023	(1)	64,480
Cintas Corp No 2	2.900%, $2,129,000 par, due 4/1/2022	(1)	2,137,556
Cintas Corp No 2	3.250%, $660,000 par, due 6/1/2022	(1)	662,769
Citigroup Commercial Mortgage Trust 2012-GC8	2.608%, $161,143 par, due 9/10/2045	(1)	161,469
Citigroup Commercial Mortgage Trust 2014-GC19	3.552%, $816,348 par, due 3/10/2047	(1)	837,735
Citigroup Inc	4.044%, $430,000 par, due 6/1/2024	(1)	448,182
Citigroup Inc	1.281%, $860,000 par, due 11/3/2025	(1)	857,879
Citigroup Inc	1.194%, $480,000 par, due 6/1/2024	(1)	484,302
Citigroup Inc	3.352%, $331,000 par, due 4/24/2025	(1)	345,675
Citigroup Inc	0.776%, $1,020,000 par, due 10/30/2024	(1)	1,013,536
Citigroup Inc	0.981%, $1,550,000 par, due 5/1/2025	(1)	1,538,060
Citizens Bank NA/Providence RI	3.250%, $1,140,000 par, due 2/14/2022	(1)	1,140,930
Citizens Bank NA/Providence RI	2.250%, $1,045,000 par, due 4/28/2025	(1)	1,069,796
Cleco Power LLC	0.703%, $620,000 par, due 6/15/2023	(1)	619,525
CNH Equipment Trust 2019-A	3.010%, $364,106 par, due 4/15/2024	(1)	367,560
CNH Equipment Trust 2021-C	0.810%, $3,690,000 par, due 12/15/2026	(1)	3,665,214
COLGATE UNIVERSITY	2.180%, $1,135,000 par, due 7/1/2023	(1)	1,159,947
College Loan Corp Trust I	0.874%, $5,945,000 par, due 4/25/2046	(1)	5,930,352
Comcast Corp	3.700%, $1,000,000 par, due 4/15/2024	(1)	1,062,597
Comerica Inc	3.700%, $326,000 par, due 7/31/2023	(1)	339,277
COMM 2012-CCRE1 Mortgage Trust	3.053%, $4,923 par, due 5/15/2045	(1)	4,922
COMM 2012-CCRE3 Mortgage Trust	2.372%, $227,910 par, due 10/15/2045	(1)	228,536
COMM 2012-CCRE5 Mortgage Trust	2.388%, $478,654 par, due 12/10/2045	(1)	480,732
Comm 2013-CCRE13 Mortgage Trust	4.194%, $810,000 par, due 11/10/2046	(1)	849,823
COMM 2013-CCRE7 Mortgage Trust	3.213%, $379,318 par, due 3/10/2046	(1)	385,948
COMM 2013-LC6 Mortgage Trust	2.941%, $321,686 par, due 1/10/2046	(1)	325,647
COMM 2014-CCRE19 Mortgage Trust	3.499%, $1,656,925 par, due 8/10/2047	(1)	1,706,771
COMM 2014-CR14 Mortgage Trust	3.743%, $1,123,800 par, due 2/10/2047	(1)	1,152,883
CommonSpirit Health	2.760%, $415,000 par, due 10/1/2024	(1)	428,089
Connecticut Light and Power Co/The	0.750%, $1,390,000 par, due 12/1/2025	(1)	1,351,605
Cooperatieve Rabobank UA	2.625%, $2,005,000 par, due 7/22/2024	(1)	2,070,401
Cooperatieve Rabobank UA	1.080%, $470,000 par, due 9/26/2023	(1)	473,735
Corporate Action Adjustment	0.001%, $0 par, due 1/31/3100	(1)	—
County of Berks PA	1.817%, $1,000,000 par, due 11/15/2022	(1)	1,011,210
County of Howard MD	1.337%, $3,000,000 par, due 8/15/2023	(1)	3,029,670
County of Spokane WA	2.096%, $1,135,000 par, due 12/1/2024	(1)	1,167,121
County of Spokane WA	2.096%, $265,000 par, due 12/1/2024	(1)	272,950
Credit Suisse Group AG	3.574%, $1,480,000 par, due 1/9/2023	(1)	1,480,419
Credit Suisse Group AG	4.207%, $420,000 par, due 6/12/2024	(1)	437,036
Credit Suisse Group AG	1.441%, $790,000 par, due 6/12/2024	(1)	798,087
Credit Suisse Group AG	2.997%, $324,000 par, due 12/14/2023	(1)	329,243
Credit Suisse Group AG	1.398%, $1,600,000 par, due 12/14/2023	(1)	1,612,181
CRH America Inc	3.875%, $1,410,000 par, due 5/18/2025	(1)	1,506,877
CubeSmart LP	4.000%, $730,000 par, due 11/15/2025	(1)	783,783
    29    (Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2021
	Description of investment, including
	maturity date, rate of interest,
Identity of issuer, borrower, lessor, or similar party	collateral, par, or maturing value	Cost	Current value
CVS Health Corp	2.625%, $690,000 par, due 8/15/2024	(1)	$714,574
Daimler Finance North America LLC	3.350%, $250,000 par, due 2/22/2023	(1)	256,955
Daimler Finance North America LLC	1.750%, $3,145,000 par, due 3/10/2023	(1)	3,176,670
Daimler Trucks Finance North America LLC	1.625%, $1,530,000 par, due 12/13/2024	(1)	1,541,850
Daimler Trucks Finance North America LLC	1.125%, $3,030,000 par, due 12/14/2023	(1)	3,031,215
Danone SA	3.000%, $830,000 par, due 6/15/2022	(1)	839,063
Dell Equipment Finance Trust 2019-2	1.910%, $1,650,565 par, due 10/22/2024	(1)	1,657,622
Dell Equipment Finance Trust 2020-1	2.260%, $693,821 par, due 6/22/2022	(1)	694,940
Dell Equipment Finance Trust 2020-2	0.570%, $1,915,000 par, due 10/23/2023	(1)	1,913,252
Dell Equipment Finance Trust 2021-1	0.430%, $4,778,000 par, due 5/22/2026	(1)	4,749,619
Diageo Capital PLC	1.375%, $480,000 par, due 9/29/2025	(1)	477,571
Discover Card Execution Note Trust	3.040%, $1,980,000 par, due 7/15/2024	(1)	1,981,647
DLLAA 2021-1 LLC	0.670%, $5,750,000 par, due 4/17/2026	(1)	5,687,653
DLLAD 2021-1 LLC	0.640%, $3,670,000 par, due 9/21/2026	(1)	3,604,593
DLLMT 2021-1 LLC	1.000%, $3,210,000 par, due 7/21/2025	(1)	3,191,729
DNB Boligkreditt AS	2.500%, $788,000 par, due 3/28/2022	(1)	791,968
DTE Electric Co	3.375%, $1,470,000 par, due 3/1/2025	(1)	1,549,082
DTE Electric Co	3.650%, $1,020,000 par, due 3/15/2024	(1)	1,068,106
Duke Energy Carolinas LLC	3.050%, $1,193,000 par, due 3/15/2023	(1)	1,222,279
Duke Energy Carolinas LLC	2.500%, $337,000 par, due 3/15/2023	(1)	342,609
DuPont de Nemours Inc	4.493%, $965,000 par, due 11/15/2025	(1)	1,066,762
DuPont de Nemours Inc	1.266%, $940,000 par, due 11/15/2023	(1)	952,286
East Ohio Gas Co/The	1.300%, $1,515,000 par, due 6/15/2025	(1)	1,494,847
Ecolab Inc	0.900%, $1,195,000 par, due 12/15/2023	(1)	1,196,698
EdLinc Student Loan Funding Trust 2012-1	1.103%, $609,258 par, due 9/25/2030	(1)	611,321
Edsouth Indenture No 2 LLC	1.253%, $76,568 par, due 9/25/2040	(1)	77,013
Edsouth Indenture No 3 LLC	0.833%, $331,100 par, due 4/25/2039	(1)	330,205
Edsouth Indenture No 4 LLC	0.673%, $285,415 par, due 2/26/2029	(1)	284,744
Edu Fund of South	0.774%, $512,256 par, due 4/25/2035	(1)	513,390
Edu Fund of South	1.152%, $356,262 par, due 3/25/2036	(1)	358,083
EMD Finance LLC	3.250%, $720,000 par, due 3/19/2025	(1)	757,932
Emory University	1.566%, $780,000 par, due 9/1/2025	(1)	776,345
Entergy Arkansas LLC	3.050%, $796,000 par, due 6/1/2023	(1)	815,656
Entergy Arkansas LLC	3.700%, $720,000 par, due 6/1/2024	(1)	756,526
Entergy Louisiana LLC	0.620%, $1,470,000 par, due 11/17/2023	(1)	1,458,261
Enterprise Fleet Financing 2019-2 LLC	2.290%, $1,454,034 par, due 2/20/2025	(1)	1,451,062
Enterprise Fleet Financing 2019-3 LLC	2.060%, $1,069,642 par, due 5/20/2025	(1)	1,077,761
Enterprise Fleet Financing 2020-1 LLC	1.780%, $1,842,114 par, due 12/22/2025	(1)	1,855,970
Enterprise Fleet Financing 2020-2 LLC	0.610%, $3,327,434 par, due 7/20/2026	(1)	3,318,646
Enterprise Fleet Financing 2021-2 LLC	0.480%, $4,665,000 par, due 5/20/2027	(1)	4,621,858
Enterprise Fleet Financing 2021-3 LLC	0.770%, $4,485,000 par, due 8/20/2027	(1)	4,456,049
Enterprise Fleet Funding 2021-1 LLC	0.440%, $4,966,548 par, due 12/21/2026	(1)	4,939,108
Enterprise Products Operating LLC	3.500%, $941,000 par, due 2/1/2022	(1)	943,070
Enterprise Products Operating LLC	3.750%, $1,495,000 par, due 2/15/2025	(1)	1,589,115
Equifax Inc	3.950%, $45,000 par, due 6/15/2023	(1)	46,770
Equinor ASA	2.875%, $1,375,000 par, due 4/6/2025	(1)	1,435,544
Equinor ASA	1.750%, $220,000 par, due 1/22/2026	(1)	221,444
Equinor ASA	2.650%, $1,400,000 par, due 1/15/2024	(1)	1,443,655
ERP Operating LP	3.375%, $1,300,000 par, due 6/1/2025	(1)	1,376,993
Ethiopian Leasing 2012 LLC	2.566%, $2,922,867 par, due 8/14/2026	(1)	3,030,136
Ethiopian Leasing 2012 LLC	1.506%, $5,000,000 par, due 10/3/2024	(1)	5,038,450
Evergy Kansas Central Inc	2.550%, $1,630,000 par, due 7/1/2026	(1)	1,690,481
Evergy Metro Inc	3.650%, $1,100,000 par, due 8/15/2025	(1)	1,171,709
EXIM Bank of the United States	1.900%, $4,480,036 par, due 7/12/2024	(1)	4,533,232
EXIM Bank of the United States	3.744%, $17,188 par, due 2/26/2022	(1)	17,264
EXIM Bank of the United States	1.732%, $136,759 par, due 9/18/2024	(1)	138,262
EXIM Bank of the United States	1.732%, $328,820 par, due 9/18/2024	(1)	332,428
Exxon Mobil Corp	2.992%, $1,500,000 par, due 3/19/2025	(1)	1,577,000
Fannie Mae Grantor Trust 2004-T2	6.000%, $384,233 par, due 11/25/2043	(1)	434,558
Fannie Mae or Freddie Mac	2.000%, $44,342,000 par, due 2/1/2036	(1)	45,346,612
Fannie Mae or Freddie Mac	2.000%, $0 par, due 1/1/2036	(1)	—
Fannie Mae Pool	5.500%, $142,905 par, due 4/1/2033	(1)	163,252
Fannie Mae Pool	6.000%, $24,075 par, due 2/1/2033	(1)	27,597
Fannie Mae Pool	5.500%, $4,751 par, due 1/1/2036	(1)	4,851
Fannie Mae Pool	5.500%, $42,068 par, due 2/1/2036	(1)	43,630
Fannie Mae Pool	5.000%, $316,840 par, due 6/1/2035	(1)	357,442
Fannie Mae Pool	5.500%, $251,076 par, due 9/1/2036	(1)	283,815
Fannie Mae Pool	5.000%, $1,798,229 par, due 8/1/2056	(1)	2,081,968
    30    (Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2021
	Description of investment, including
	maturity date, rate of interest,
Identity of issuer, borrower, lessor, or similar party	collateral, par, or maturing value	Cost	Current value
Fannie Mae Pool	2.210%, $426,158 par, due 7/1/2033	(1)	$428,943
Fannie Mae Pool	1.763%, $503,566 par, due 6/1/2033	(1)	521,097
Fannie Mae Pool	1.624%, $93,449 par, due 8/1/2035	(1)	93,679
Fannie Mae Pool	1.700%, $182,714 par, due 8/1/2033	(1)	189,185
Fannie Mae Pool	1.698%, $86,048 par, due 8/1/2033	(1)	89,095
Fannie Mae Pool	1.677%, $286,842 par, due 10/1/2033	(1)	289,053
Fannie Mae Pool	1.757%, $147,892 par, due 12/1/2033	(1)	150,066
Fannie Mae Pool	1.675%, $68,356 par, due 3/1/2034	(1)	70,807
Fannie Mae Pool	1.675%, $47,135 par, due 5/1/2034	(1)	48,830
Fannie Mae Pool	1.772%, $830,350 par, due 6/1/2034	(1)	861,403
Fannie Mae Pool	1.678%, $71,172 par, due 8/1/2034	(1)	73,770
Fannie Mae Pool	1.875%, $329,233 par, due 5/1/2038	(1)	344,491
Fannie Mae Pool	1.838%, $107,522 par, due 5/1/2037	(1)	108,266
Fannie Mae Pool	3.476%, $330,013 par, due 5/1/2036	(1)	353,316
Fannie Mae Pool	2.190%, $14,960 par, due 2/1/2041	(1)	15,089
Fannie Mae Pool	2.000%, $106,405 par, due 10/1/2041	(1)	106,741
Fannie Mae Pool	2.080%, $96,116 par, due 11/1/2041	(1)	96,538
Fannie Mae Pool	2.125%, $28,987 par, due 3/1/2042	(1)	30,541
Fannie Mae Pool	1.830%, $410,225 par, due 8/1/2044	(1)	425,277
Fannie Mae Pool	1.840%, $187,673 par, due 8/1/2044	(1)	194,643
Fannie Mae Pool	1.840%, $197,529 par, due 8/1/2044	(1)	204,865
Fannie Mae Pool	1.840%, $170,082 par, due 8/1/2044	(1)	176,399
Fannie Mae Pool	1.850%, $11,112 par, due 9/1/2044	(1)	11,517
Fannie Mae Pool	1.850%, $103,702 par, due 10/1/2044	(1)	107,435
Fannie Mae Pool	1.972%, $241,855 par, due 2/1/2045	(1)	250,205
Fannie Mae Pool	2.453%, $336,476 par, due 4/1/2045	(1)	348,967
Fannie Mae Pool	1.961%, $221,481 par, due 4/1/2045	(1)	229,487
Fannie Mae Pool	2.285%, $37,771 par, due 6/1/2045	(1)	39,137
Fannie Mae Pool	2.606%, $123,343 par, due 7/1/2045	(1)	127,982
Fannie Mae Pool	2.455%, $517,853 par, due 8/1/2045	(1)	537,079
Fannie Mae Pool	1.850%, $52,703 par, due 8/1/2045	(1)	54,478
Fannie Mae Pool	2.645%, $393,974 par, due 8/1/2045	(1)	409,008
Fannie Mae Pool	2.654%, $708,398 par, due 11/1/2045	(1)	736,095
Fannie Mae Pool	2.716%, $85,860 par, due 12/1/2045	(1)	89,277
Fannie Mae Pool	2.292%, $577,028 par, due 10/1/2046	(1)	591,765
Fannie Mae Pool	3.108%, $670,611 par, due 6/1/2047	(1)	698,200
Fannie Mae Pool	3.024%, $1,135,495 par, due 6/1/2047	(1)	1,182,034
Fannie Mae Pool	3.037%, $523,108 par, due 6/1/2047	(1)	543,740
Fannie Mae Pool	2.889%, $433,206 par, due 7/1/2047	(1)	449,200
Fannie Mae Pool	2.970%, $642,183 par, due 7/1/2047	(1)	666,830
Fannie Mae Pool	2.755%, $1,379,326 par, due 9/1/2047	(1)	1,427,723
Fannie Mae Pool	2.806%, $309,305 par, due 9/1/2047	(1)	318,762
Fannie Mae Pool	2.378%, $939,264 par, due 11/1/2046	(1)	964,277
Fannie Mae Pool	2.720%, $951,547 par, due 11/1/2047	(1)	983,749
Fannie Mae Pool	2.919%, $443,857 par, due 5/1/2047	(1)	460,772
Fannie Mae Pool	2.962%, $431,746 par, due 2/1/2048	(1)	448,146
Fannie Mae Pool	3.273%, $981,633 par, due 5/1/2048	(1)	1,021,963
Fannie Mae Pool	3.057%, $2,117,207 par, due 8/1/2049	(1)	2,189,078
Fannie Mae Pool	2.997%, $1,186,893 par, due 8/1/2049	(1)	1,228,589
Fannie Mae Pool	2.754%, $2,716,884 par, due 11/1/2049	(1)	2,801,537
Fannie Mae Pool	2.847%, $879,691 par, due 11/1/2049	(1)	908,007
Fannie Mae Pool	2.857%, $540,440 par, due 11/1/2049	(1)	557,951
Fannie Mae Pool	2.820%, $527,967 par, due 12/1/2049	(1)	544,307
Fannie Mae Pool	3.389%, $228,143 par, due 11/1/2048	(1)	237,221
Fannie Mae Pool	3.410%, $841,443 par, due 11/1/2023	(1)	869,314
Fannie Mae Pool	3.120%, $945,000 par, due 1/1/2024	(1)	976,869
Fannie Mae Pool	2.000%, $46,354 par, due 6/1/2022	(1)	46,344
Fannie Mae Pool	2.615%, $1,082,064 par, due 12/1/2049	(1)	1,116,417
Fannie Mae Pool	2.725%, $1,170,650 par, due 12/1/2049	(1)	1,205,643
Fannie Mae Pool	2.692%, $3,674,167 par, due 1/1/2050	(1)	3,785,925
Fannie Mae Pool	2.739%, $2,459,388 par, due 1/1/2050	(1)	2,531,785
Fannie Mae Pool	3.000%, $1,343,488 par, due 8/1/2027	(1)	1,409,782
Fannie Mae Pool	2.000%, $53,772 par, due 5/1/2023	(1)	55,124
Fannie Mae Pool	2.000%, $66,309 par, due 6/1/2023	(1)	66,870
Fannie Mae Pool	2.000%, $50,679 par, due 4/1/2023	(1)	51,954
Fannie Mae Pool	2.000%, $158,967 par, due 8/1/2023	(1)	160,385
Fannie Mae Pool	2.000%, $250,935 par, due 9/1/2023	(1)	257,246
Fannie Mae Pool	2.500%, $68,252 par, due 10/1/2023	(1)	70,558
    31    (Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2021
	Description of investment, including
	maturity date, rate of interest,
Identity of issuer, borrower, lessor, or similar party	collateral, par, or maturing value	Cost	Current value
Fannie Mae Pool	2.500%, $312,827 par, due 10/1/2024	(1)	$323,400
Fannie Mae Pool	3.000%, $293,948 par, due 2/1/2031	(1)	309,707
Fannie Mae Pool	3.000%, $190,749 par, due 2/1/2031	(1)	200,908
Fannie Mae Pool	3.000%, $2,314,987 par, due 4/1/2031	(1)	2,438,358
Fannie Mae Pool	3.000%, $115,162 par, due 5/1/2031	(1)	121,142
Fannie Mae Pool	2.500%, $2,790,557 par, due 11/1/2027	(1)	2,898,775
Fannie Mae Pool	2.500%, $881,996 par, due 12/1/2026	(1)	911,806
Fannie Mae Pool	2.500%, $611,504 par, due 8/1/2027	(1)	635,030
Fannie Mae Pool	3.000%, $600,473 par, due 2/1/2027	(1)	627,750
Fannie Mae Pool	4.000%, $884,695 par, due 2/1/2034	(1)	946,014
Fannie Mae Pool	4.000%, $606,019 par, due 2/1/2034	(1)	646,261
Fannie Mae Pool	3.000%, $657,277 par, due 7/1/2034	(1)	690,884
Fannie Mae Pool	2.500%, $2,863,421 par, due 12/1/2031	(1)	2,975,152
Fannie Mae Pool	3.000%, $1,702,081 par, due 7/1/2034	(1)	1,791,762
Fannie Mae Pool	3.666%, $285,072 par, due 10/1/2032	(1)	307,786
Fannie Mae Pool	1.513%, $542,582 par, due 11/1/2032	(1)	547,148
Fannie Mae REMIC Trust 2002-W12	5.066%, $6,607 par, due 2/25/2033	(1)	6,607
Fannie Mae REMIC Trust 2003-W11	6.891%, $28,134 par, due 7/25/2033	(1)	30,977
Fannie Mae REMIC Trust 2004-W11	7.000%, $433,415 par, due 5/25/2044	(1)	486,337
Fannie Mae REMICS	5.500%, $1,174,102 par, due 4/25/2035	(1)	1,339,801
Fannie Mae REMICS	5.500%, $1,004,489 par, due 4/25/2035	(1)	1,142,766
Fannie Mae REMICS	2.500%, $31,436 par, due 3/25/2037	(1)	32,247
Fannie Mae Trust 2003-W6	6.500%, $145,638 par, due 9/25/2042	(1)	166,012
Fannie Mae Trust 2004-W1	7.000%, $308,411 par, due 12/25/2033	(1)	355,803
Fannie Mae-Aces	2.263%, $67,185 par, due 2/25/2023	(1)	67,266
Federal Realty Investment Trust	3.950%, $300,000 par, due 1/15/2024	(1)	314,229
Federal Realty Investment Trust	1.250%, $810,000 par, due 2/15/2026	(1)	793,766
Federal Realty Investment Trust	2.750%, $518,000 par, due 6/1/2023	(1)	528,318
Federation des Caisses Desjardin du Quebec	0.450%, $3,635,000 par, due 10/7/2023	(1)	3,604,390
Fifth Third Bancorp	1.625%, $440,000 par, due 5/5/2023	(1)	444,302
Fifth Third Bancorp	3.650%, $220,000 par, due 1/25/2024	(1)	230,509
Fiserv Inc	3.800%, $450,000 par, due 10/1/2023	(1)	470,447
Fiserv Inc	3.850%, $1,400,000 par, due 6/1/2025	(1)	1,495,701
Fiserv Inc	2.750%, $1,690,000 par, due 7/1/2024	(1)	1,748,334
Florida Power & Light Co	2.850%, $700,000 par, due 4/1/2025	(1)	731,249
Florida Water Pollution Control Financing Corp	1.900%, $1,580,000 par, due 1/15/2022	(1)	1,580,837
FMC Corp	4.100%, $750,000 par, due 2/1/2024	(1)	786,311
Ford Credit Auto Lease Trust 2020-B	0.620%, $4,043,442 par, due 8/15/2023	(1)	4,047,057
Ford Credit Auto Owner Tr	2.620%, $2,625,000 par, due 8/15/2028	(1)	2,632,156
Ford Credit Auto Owner Trust 2017-REV2	2.360%, $628,000 par, due 3/15/2029	(1)	635,957
Ford Credit Auto Owner Trust 2018-REV2	3.470%, $761,000 par, due 1/15/2030	(1)	790,744
Ford Credit Auto Owner Trust 2020-B	0.560%, $7,639,997 par, due 10/15/2024	(1)	7,639,661
Ford Credit Auto Owner Trust 2021-A	0.300%, $4,115,000 par, due 8/15/2025	(1)	4,087,841
Fortune Brands Home & Security Inc	4.000%, $757,000 par, due 9/21/2023	(1)	793,141
Freddie Mac Gold Pool	2.500%, $44,089 par, due 7/1/2023	(1)	45,594
Freddie Mac Gold Pool	3.000%, $232,788 par, due 10/1/2026	(1)	244,308
Freddie Mac Gold Pool	5.500%, $94,560 par, due 12/1/2033	(1)	104,172
Freddie Mac Gold Pool	6.000%, $1,237,127 par, due 8/1/2038	(1)	1,435,582
Freddie Mac Gold Pool	6.000%, $613,895 par, due 8/1/2038	(1)	712,361
Freddie Mac Gold Pool	3.000%, $1,073,880 par, due 8/1/2027	(1)	1,126,016
Freddie Mac Multifam Struct PT Cert	0.744%, $14,185 par, due 1/25/2023	(1)	14,194
Freddie Mac Multifam Struct PT Cert	2.791%, $54,015 par, due 1/25/2022	(1)	53,999
Freddie Mac Multifam Struct PT Cert	2.615%, $11,470,000 par, due 1/25/2023	(1)	11,693,527
Freddie Mac Multifam Struct PT Cert	2.807%, $234,386 par, due 1/25/2046	(1)	234,342
Freddie Mac Non Gold Pool	2.145%, $310,871 par, due 9/1/2037	(1)	328,178
Freddie Mac Non Gold Pool	1.765%, $45,879 par, due 6/1/2036	(1)	45,998
Freddie Mac Non Gold Pool	1.669%, $123,446 par, due 8/1/2035	(1)	123,524
Freddie Mac Non Gold Pool	2.151%, $379,006 par, due 4/1/2038	(1)	399,387
Freddie Mac Non Gold Pool	1.995%, $39,429 par, due 5/1/2038	(1)	40,912
Freddie Mac Non Gold Pool	2.057%, $33,330 par, due 1/1/2041	(1)	34,605
Freddie Mac Non Gold Pool	2.125%, $39,162 par, due 2/1/2042	(1)	41,111
Freddie Mac Non Gold Pool	2.000%, $129,865 par, due 5/1/2042	(1)	130,169
Freddie Mac Non Gold Pool	2.000%, $9,890 par, due 6/1/2042	(1)	9,913
Freddie Mac Non Gold Pool	2.000%, $25,495 par, due 6/1/2042	(1)	26,461
Freddie Mac Non Gold Pool	2.000%, $70,582 par, due 7/1/2042	(1)	73,280
Freddie Mac Non Gold Pool	2.000%, $16,489 par, due 8/1/2042	(1)	16,538
Freddie Mac Non Gold Pool	2.000%, $191,091 par, due 9/1/2042	(1)	199,887
Freddie Mac Non Gold Pool	1.890%, $189,698 par, due 8/1/2043	(1)	197,775
    32    (Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2021
	Description of investment, including
	maturity date, rate of interest,
Identity of issuer, borrower, lessor, or similar party	collateral, par, or maturing value	Cost	Current value
Freddie Mac Non Gold Pool	1.850%, $487,586 par, due 10/1/2043	(1)	$507,425
Freddie Mac Non Gold Pool	1.850%, $264,957 par, due 5/1/2044	(1)	275,112
Freddie Mac Non Gold Pool	1.850%, $230,099 par, due 8/1/2044	(1)	238,433
Freddie Mac Non Gold Pool	1.898%, $314,978 par, due 12/1/2044	(1)	325,877
Freddie Mac Non Gold Pool	2.600%, $256,977 par, due 1/1/2045	(1)	266,489
Freddie Mac Non Gold Pool	2.641%, $418,943 par, due 5/1/2045	(1)	434,515
Freddie Mac Non Gold Pool	2.619%, $47,743 par, due 6/1/2045	(1)	49,528
Freddie Mac Non Gold Pool	3.212%, $1,493,560 par, due 7/1/2049	(1)	1,543,584
Freddie Mac Non Gold Pool	2.790%, $177,128 par, due 5/1/2047	(1)	183,088
Freddie Mac Non Gold Pool	3.483%, $553,318 par, due 5/1/2048	(1)	576,945
Freddie Mac Non Gold Pool	2.926%, $401,966 par, due 11/1/2047	(1)	416,601
Freddie Mac Non Gold Pool	2.489%, $105,927 par, due 11/1/2046	(1)	109,059
Freddie Mac Non Gold Pool	2.184%, $1,145,687 par, due 1/1/2047	(1)	1,174,132
Freddie Mac Non Gold Pool	3.017%, $137,060 par, due 8/1/2047	(1)	142,474
Freddie Mac Non Gold Pool	2.548%, $321,458 par, due 10/1/2047	(1)	331,265
Freddie Mac Non Gold Pool	2.917%, $96,285 par, due 7/1/2047	(1)	99,880
Freddie Mac Non Gold Pool	2.249%, $100,053 par, due 10/1/2046	(1)	102,683
Freddie Mac Non Gold Pool	2.380%, $1,745,120 par, due 10/1/2046	(1)	1,791,280
Freddie Mac Non Gold Pool	2.421%, $799,814 par, due 10/1/2046	(1)	821,470
Freddie Mac Non Gold Pool	2.384%, $1,077,215 par, due 7/1/2045	(1)	1,115,780
Freddie Mac Non Gold Pool	1.850%, $49,868 par, due 8/1/2045	(1)	51,522
Freddie Mac Non Gold Pool	2.411%, $1,531,481 par, due 8/1/2045	(1)	1,587,598
Freddie Mac Non Gold Pool	2.704%, $120,576 par, due 8/1/2045	(1)	125,228
Freddie Mac Non Gold Pool	1.870%, $106,747 par, due 9/1/2045	(1)	110,333
Freddie Mac Non Gold Pool	1.880%, $126,639 par, due 10/1/2045	(1)	130,849
Freddie Mac Non Gold Pool	2.595%, $543,684 par, due 11/1/2045	(1)	564,990
Freddie Mac Non Gold Pool	1.995%, $581,847 par, due 2/1/2046	(1)	602,342
Freddie Mac Non Gold Pool	2.350%, $270,181 par, due 12/1/2042	(1)	282,252
Freddie Mac Non Gold Pool	2.864%, $906,779 par, due 6/1/2047	(1)	940,099
Freddie Mac Non Gold Pool	2.725%, $2,352,282 par, due 11/1/2045	(1)	2,446,536
Freddie Mac Pool	3.000%, $1,570,433 par, due 7/1/2034	(1)	1,649,632
Freddie Mac Pool	3.000%, $3,434,825 par, due 1/1/2035	(1)	3,616,023
Freddie Mac REMICS	3.500%, $13,009 par, due 4/15/2041	(1)	13,200
Freddie Mac REMICS	3.000%, $23,395 par, due 12/15/2044	(1)	24,501
Freddie Mac Struct PT Cert	5.231%, $2,062,785 par, due 5/25/2043	(1)	2,320,691
General Dynamics Corp	3.250%, $2,710,000 par, due 4/1/2025	(1)	2,865,554
General Mills Inc	3.700%, $480,000 par, due 10/17/2023	(1)	502,311
General Mills Inc	2.600%, $775,000 par, due 10/12/2022	(1)	786,422
General Motors Financial Co Inc	1.200%, $1,510,000 par, due 10/15/2024	(1)	1,499,225
General Motors Financial Co Inc	3.550%, $750,000 par, due 7/8/2022	(1)	760,892
Georgia-Pacific LLC	1.750%, $1,755,000 par, due 9/30/2025	(1)	1,762,692
GGlaxoSmithKline Capital PLC	0.534%, $860,000 par, due 10/1/2023	(1)	856,797
Gilead Sciences Inc	0.750%, $744,000 par, due 9/29/2023	(1)	740,945
Ginnie Mae II pool	2.125%, $17,281 par, due 12/20/2045	(1)	17,873
Ginnie Mae II pool	2.000%, $60,812 par, due 3/20/2042	(1)	63,586
Ginnie Mae II pool	1.875%, $203,549 par, due 4/20/2042	(1)	211,617
Ginnie Mae II pool	2.125%, $115,527 par, due 10/20/2045	(1)	119,491
Ginnie Mae II Pool	4.056%, $4,597 par, due 12/20/2066	(1)	4,734
Ginnie Mae II Pool	4.065%, $1,982 par, due 1/20/2067	(1)	2,041
Ginnie Mae II pool	4.740%, $768 par, due 6/20/2061	(1)	842
Ginnie Mae II pool	1.480%, $297,778 par, due 6/20/2058	(1)	302,681
Ginnie Mae II pool	5.470%, $2,151 par, due 8/20/2059	(1)	2,157
Ginnie Mae II pool	0.711%, $2,988,768 par, due 5/20/2058	(1)	3,019,202
GlaxoSmithKline Capital PLC	2.850%, $740,000 par, due 5/8/2022	(1)	746,299
GM Financial Automobile Leasing Trust 2020-2	0.710%, $71,247 par, due 10/20/2022	(1)	71,261
GM Financial Automobile Leasing Trust 2020-3	0.450%, $4,545,000 par, due 8/21/2023	(1)	4,545,623
GM Financial Automobile Leasing Trust 2021-3	0.390%, $3,035,000 par, due 10/21/2024	(1)	3,005,910
GM Financial Consumer Auto Rec Trust 2020-3	0.450%, $11,020,000 par, due 4/16/2025	(1)	10,999,128
GM Financial Consumer Auto Rec Trust 2021-1	0.350%, $6,130,000 par, due 10/16/2025	(1)	6,091,056
GM Financial Consumer Automobile Rec Trust 2019-3	2.180%, $870,487 par, due 4/16/2024	(1)	876,018
GM Financial Consumer Automobile Rec Trust 2020-1	1.840%, $1,713,983 par, due 9/16/2024	(1)	1,728,110
GM Financial Leasing Trust	0.260%, $3,510,000 par, due 2/20/2024	(1)	3,499,038
GNMA	1.081%, $2,542,150 par, due 12/20/2066	(1)	2,589,612
GNMA	0.731%, $2,553,728 par, due 10/20/2065	(1)	2,573,736
Goldman Sachs Group Inc/The	0.925%, $2,470,000 par, due 10/21/2024	(1)	2,459,646
Goldman Sachs Group Inc/The	0.627%, $790,000 par, due 11/17/2023	(1)	787,995
Goldman Sachs Group Inc/The	1.124%, $179,000 par, due 7/24/2023	(1)	179,595
Goldman Sachs Group Inc/The	3.750%, $1,300,000 par, due 5/22/2025	(1)	1,387,914
    33    (Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2021
	Description of investment, including
	maturity date, rate of interest,
Identity of issuer, borrower, lessor, or similar party	collateral, par, or maturing value	Cost	Current value
Goldman Sachs Group Inc/The	3.272%, $1,445,000 par, due 9/29/2025	(1)	$1,516,478
Goldman Sachs Group Inc/The	3.500%, $1,000,000 par, due 1/23/2025	(1)	1,054,105
Goldman Sachs Group Inc/The	3.625%, $1,147,000 par, due 2/20/2024	(1)	1,203,461
Goldman Sachs Group Inc/The	0.657%, $1,570,000 par, due 9/10/2024	(1)	1,556,986
Goldman Sachs Group Inc/The	1.217%, $1,550,000 par, due 12/6/2023	(1)	1,553,553
Government National Mortgage Association	0.981%, $1,213,373 par, due 1/20/2066	(1)	1,231,786
Green Bay Area Public School District	2.050%, $2,040,000 par, due 4/1/2023	(1)	2,073,028
GS Mortgage Securities Corp II	2.943%, $6,800,000 par, due 2/10/2046	(1)	6,913,444
GS Mortgage Securities Trust 2012-GCJ9	2.773%, $3,495,193 par, due 11/10/2045	(1)	3,539,593
GS Mortgage Securities Trust 2012-GCJ9	2.368%, $401,702 par, due 11/10/2045	(1)	402,884
GS Mortgage Securities Trust 2013-GC16	4.271%, $576,000 par, due 11/10/2046	(1)	602,850
GSMS 2012-GCJ7 A4 9.2-Yr CMBS	3.377%, $158,373 par, due 5/10/2045	(1)	158,339
Gulfstream Natural Gas System LLC	6.190%, $550,000 par, due 11/1/2025	(1)	633,340
Halliburton Co	3.800%, $430,000 par, due 11/15/2025	(1)	462,465
Halliburton Co	3.500%, $18,000 par, due 8/1/2023	(1)	18,585
Harlandale Independent School District	5.000%, $1,880,000 par, due 8/15/2022	(1)	1,932,884
Harley-Davidson Motorcycle Trust 2021-B	0.560%, $3,015,000 par, due 11/16/2026	(1)	2,985,963
Health Care Service Corp A Mutual Legal Reserve Co	1.500%, $1,950,000 par, due 6/1/2025	(1)	1,946,439
Hewlett Packard Enterprise Co	4.450%, $1,435,000 par, due 10/2/2023	(1)	1,514,363
Hewlett Packard Enterprise Co	2.250%, $950,000 par, due 4/1/2023	(1)	964,500
HNA 2015 LLC	2.291%, $1,628,727 par, due 6/30/2027	(1)	1,675,089
Honda Auto Receivables 2019-4 Owner Trust	1.830%, $2,089,264 par, due 1/18/2024	(1)	2,104,503
Honda Auto Receivables 2020-2 Owner Trust	0.820%, $5,553,431 par, due 7/15/2024	(1)	5,563,355
Honda Auto Receivables 2020-3 Owner Trust	0.370%, $4,365,000 par, due 10/18/2024	(1)	4,352,800
Honda Auto Receivables 2021-1 Owner Trust	0.270%, $3,540,000 par, due 4/21/2025	(1)	3,521,114
Honda Auto Receivables 2021-4 Owner Trust	0.880%, $1,380,000 par, due 1/21/2026	(1)	1,376,670
HP Inc	1.450%, $1,000,000 par, due 6/17/2026	(1)	980,751
HPEFS Equipment Trust	0.690%, $4,810,000 par, due 7/22/2030	(1)	4,814,127
HPEFS Equipment Trust 2021-1	0.270%, $4,459,483 par, due 3/20/2031	(1)	4,455,077
HPEFS Equipment Trust 2021-2	0.360%, $2,850,000 par, due 9/20/2028	(1)	2,828,636
HSBC Holdings PLC	2.099%, $580,000 par, due 6/4/2026	(1)	584,011
HSBC Holdings PLC	2.251%, $2,010,000 par, due 11/22/2027	(1)	2,017,115
HSBC Holdings PLC	1.589%, $1,560,000 par, due 5/24/2027	(1)	1,526,424
HSBC Holdings PLC	0.976%, $1,600,000 par, due 5/24/2025	(1)	1,580,955
HSBC Holdings PLC	1.160%, $770,000 par, due 5/18/2024	(1)	777,187
HSBC Holdings PLC	3.262%, $587,000 par, due 3/13/2023	(1)	589,777
HSBC Holdings PLC	3.803%, $238,000 par, due 3/11/2025	(1)	249,793
HSBC Holdings PLC	0.732%, $1,210,000 par, due 8/17/2024	(1)	1,199,404
Huntington Bancshares Inc/OH	2.625%, $450,000 par, due 8/6/2024	(1)	463,475
Huntington National Bank/The	3.550%, $319,000 par, due 10/6/2023	(1)	332,980
Hyundai Auto Lease Securitization Trust 2021-C	0.380%, $4,650,000 par, due 9/16/2024	(1)	4,611,921
Hyundai Auto Receivables Trust 2020-A	1.410%, $4,625,000 par, due 11/15/2024	(1)	4,655,752
Hyundai Auto Receivables Trust 2020-B	0.480%, $5,995,000 par, due 12/16/2024	(1)	5,992,560
Hyundai Auto Receivables Trust 2021-C	0.740%, $1,415,000 par, due 5/15/2026	(1)	1,405,299
Intel Corp	3.400%, $2,855,000 par, due 3/25/2025	(1)	3,035,921
International Business Machines Corp	3.000%, $418,000 par, due 5/15/2024	(1)	436,725
Interstate Power and Light Co	3.250%, $1,780,000 par, due 12/1/2024	(1)	1,868,954
Interstate Power and Light Co	3.400%, $1,040,000 par, due 8/15/2025	(1)	1,098,273
J Paul Getty Trust/The	0.391%, $2,595,000 par, due 1/1/2024	(1)	2,565,222
John Deere Owner Trust 2019-A	2.910%, $316,591 par, due 7/17/2023	(1)	318,319
John Deere Owner Trust 2019-B	2.210%, $678,725 par, due 12/15/2023	(1)	683,196
John Deere Owner Trust 2020	1.100%, $2,801,547 par, due 8/15/2024	(1)	2,811,403
John Deere Owner Trust 2020-B	0.510%, $3,260,000 par, due 11/15/2024	(1)	3,255,009
John Deere Owner Trust 2021	0.360%, $5,535,000 par, due 9/15/2025	(1)	5,490,222
John Deere Owner Trust 2021-B	0.520%, $2,065,000 par, due 3/16/2026	(1)	2,041,469
JPMBB Comml Mtg Sec Tr	3.157%, $259,512 par, due 7/15/2045	(1)	260,815
JPMBB Comml Mtg Sec Tr	3.761%, $591,283 par, due 8/15/2046	(1)	606,077
JPMorgan Chase & Co	0.969%, $3,061,000 par, due 6/23/2025	(1)	3,031,798
JPMorgan Chase & Co	1.561%, $1,930,000 par, due 12/10/2025	(1)	1,933,005
JPMorgan Chase & Co	3.797%, $99,000 par, due 7/23/2024	(1)	103,185
JPMorgan Chase & Co	3.220%, $2,170,000 par, due 3/1/2025	(1)	2,256,236
JPMorgan Chase & Co	1.514%, $3,380,000 par, due 6/1/2024	(1)	3,405,955
JPMorgan Chase & Co	0.824%, $1,590,000 par, due 6/1/2025	(1)	1,571,737
JPMorgan Chase & Co	0.768%, $930,000 par, due 8/9/2025	(1)	915,452
JPMorgan Chase & Co	4.023%, $1,280,000 par, due 12/5/2024	(1)	1,349,746
JPMorgan Chase & Co	3.207%, $1,410,000 par, due 4/1/2023	(1)	1,418,422
JPMorgan Chase & Co	1.014%, $670,000 par, due 7/23/2024	(1)	676,137
JPMorgan Chase Comml Mtg Sec Tr	3.414%, $164,462 par, due 1/15/2046	(1)	167,259
    34    (Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2021
	Description of investment, including
	maturity date, rate of interest,
Identity of issuer, borrower, lessor, or similar party	collateral, par, or maturing value	Cost	Current value
JPMorgan Chase Comml Mtg Sec Tr	4.166%, $630,000 par, due 12/15/2046	(1)	$658,398
JPMorgan Chase Comml Mtg Sec Tr 2013-C13	3.994%, $3,604,579 par, due 1/15/2046	(1)	3,724,471
JPMorgan Comm Mtg Sec Tr	3.483%, $157,211 par, due 6/15/2045	(1)	158,107
JPMorgan Comm Mtg Sec Tr	1.409%, $58,725 par, due 6/15/2045	(1)	58,780
Kaiser Foundation Hospitals	3.500%, $3,675,000 par, due 4/1/2022	(1)	3,699,564
Keller Independent School District/TX	0.000%, $3,305,000 par, due 2/15/2025	(1)	3,163,513
Kentucky Utilities Co	3.300%, $1,100,000 par, due 10/1/2025	(1)	1,160,144
KLA Corp	4.650%, $1,556,000 par, due 11/1/2024	(1)	1,687,255
Kubota Credit Owner Trust 2021-1	0.620%, $3,210,000 par, due 8/15/2025	(1)	3,180,526
Lake Central Multi-District School Building Corp	0.983%, $1,000,000 par, due 1/15/2025	(1)	994,170
Lake Central Multi-District School Building Corp	1.053%, $1,200,000 par, due 7/15/2025	(1)	1,189,872
Leland Stanford Junior Uni Board of Trustees	6.875%, $1,185,000 par, due 2/1/2024	(1)	1,325,110
Lennox International Inc	1.350%, $1,200,000 par, due 8/1/2025	(1)	1,185,078
Lincoln Airport Authority	2.123%, $500,000 par, due 7/1/2022	(1)	503,980
Lincoln Airport Authority	2.303%, $500,000 par, due 7/1/2023	(1)	510,400
Lowe's Cos Inc	4.000%, $1,270,000 par, due 4/15/2025	(1)	1,373,946
M&T Bank Corp	0.805%, $512,000 par, due 7/26/2023	(1)	515,668
Marathon Petroleum Corp	4.700%, $2,150,000 par, due 5/1/2025	(1)	2,346,418
Marsh & McLennan Cos Inc	3.300%, $800,000 par, due 3/14/2023	(1)	821,045
Marsh & McLennan Cos Inc	3.875%, $420,000 par, due 3/15/2024	(1)	444,277
Martin Marietta Materials Inc	0.650%, $1,050,000 par, due 7/15/2023	(1)	1,046,319
Martin Marietta Materials Inc	4.250%, $520,000 par, due 7/2/2024	(1)	553,902
MassMutual Global Funding II	2.950%, $815,000 par, due 1/11/2025	(1)	854,157
McCormick & Co Inc/MD	2.700%, $2,797,000 par, due 8/15/2022	(1)	2,825,971
McDonald's Corp	3.350%, $886,000 par, due 4/1/2023	(1)	912,139
McDonald's Corp	3.300%, $690,000 par, due 7/1/2025	(1)	731,762
Mercedes-Benz Auto Lease Trust 2020-A	1.840%, $1,342,646 par, due 12/15/2022	(1)	1,346,223
Mercedes-Benz Auto Receivables Trust 2020-1	0.550%, $5,065,000 par, due 2/18/2025	(1)	5,062,143
METLIFE SECURITIZATION TRUST 2019-1	3.750%, $165,674 par, due 4/25/2058	(1)	169,675
Metropolitan Life Global Funding I	3.600%, $260,000 par, due 1/11/2024	(1)	273,396
Michigan Finance Authority	0.602%, $2,272,125 par, due 7/25/2061	(1)	2,261,855
Microchip Technology Inc	4.333%, $220,000 par, due 6/1/2023	(1)	229,335
Mill City Mortgage Loan Trust 2017-1	2.750%, $112,710 par, due 11/25/2058	(1)	113,043
Missouri Higher Education Loan Authority	0.852%, $3,012,846 par, due 1/25/2061	(1)	3,020,228
Missouri Higher Education Loan Authority	0.802%, $5,331,741 par, due 3/25/2061	(1)	5,336,059
Mitsubishi UFJ Financial Group Inc	1.412%, $1,260,000 par, due 7/17/2025	(1)	1,253,445
Mitsubishi UFJ Financial Group Inc	0.953%, $3,370,000 par, due 7/19/2025	(1)	3,329,331
Mitsubishi UFJ Financial Group Inc	0.962%, $780,000 par, due 10/11/2025	(1)	769,068
Mitsubishi UFJ Financial Group Inc	0.848%, $1,480,000 par, due 9/15/2024	(1)	1,472,825
MMAF Equipment Finance LLC 2019-A	2.840%, $602,586 par, due 11/13/2023	(1)	606,997
MMAF Equipment Finance LLC 2019-B	2.010%, $4,385,000 par, due 12/12/2024	(1)	4,432,893
MMAF Equipment Finance LLC 2020-A	0.970%, $4,125,000 par, due 4/9/2027	(1)	4,084,835
MMAF Equipment Finance LLC 2021-A	0.560%, $3,580,000 par, due 6/13/2028	(1)	3,528,881
MO State Higher Ed Std Asst	1.104%, $499,320 par, due 5/20/2030	(1)	500,704
Mondelez International Holdings Netherlands BV	2.125%, $1,225,000 par, due 9/19/2022	(1)	1,237,847
Mondelez International Holdings Netherlands BV	2.250%, $560,000 par, due 9/19/2024	(1)	572,659
Mondelez International Holdings Netherlands BV	0.750%, $1,470,000 par, due 9/24/2024	(1)	1,445,648
Monongahela Power Co	4.100%, $1,103,000 par, due 4/15/2024	(1)	1,160,523
Morgan Stanley	0.790%, $1,550,000 par, due 5/30/2025	(1)	1,530,036
Morgan Stanley	0.731%, $860,000 par, due 4/5/2024	(1)	857,399
Morgan Stanley	0.791%, $3,120,000 par, due 1/22/2025	(1)	3,088,778
Morgan Stanley	1.164%, $1,230,000 par, due 10/21/2025	(1)	1,220,555
Morgan Stanley	3.750%, $2,000,000 par, due 2/25/2023	(1)	2,068,718
Morgan Stanley	3.875%, $1,507,000 par, due 4/29/2024	(1)	1,597,845
Morgan Stanley	3.125%, $800,000 par, due 1/23/2023	(1)	820,310
Morgan Stanley BAML Trust	3.824%, $102,133 par, due 10/15/2046	(1)	104,175
Morgan Stanley BAML Trust 2014-C15	4.051%, $945,000 par, due 4/15/2047	(1)	991,928
MPLX LP	3.375%, $730,000 par, due 3/15/2023	(1)	748,608
Multnomah County School District No 1 Portland/OR	0.300%, $3,000,000 par, due 6/30/2022	(1)	2,999,730
Nature Conservancy/The	0.467%, $850,000 par, due 7/1/2023	(1)	842,856
Nature Conservancy/The	0.367%, $1,100,000 par, due 7/1/2022	(1)	1,097,186
Navient Private Education Refi Loan Trust 2021-E	0.970%, $3,351,800 par, due 12/16/2069	(1)	3,295,178
Navient Private Education Refi Loan Trust 2021-G	1.580%, $4,740,000 par, due 4/15/2070	(1)	4,723,197
Navient Student Loan Trust 2016-6	0.853%, $886,192 par, due 3/25/2066	(1)	887,670
Navient Student Loan Trust 2021-1	0.702%, $3,776,287 par, due 12/26/2069	(1)	3,778,444
NC State Edu Asst Auth	0.603%, $68,047 par, due 12/26/2039	(1)	67,627
Nelnet Student Loan Trust 2021-A	1.360%, $4,046,249 par, due 4/20/2062	(1)	3,975,799
Nelnet Student Loan Trust 2021-A	0.904%, $2,454,144 par, due 4/20/2062	(1)	2,458,358
    35    (Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2021
	Description of investment, including
	maturity date, rate of interest,
Identity of issuer, borrower, lessor, or similar party	collateral, par, or maturing value	Cost	Current value
Nelnet Student Loan Trust 2021-C	0.844%, $2,995,622 par, due 4/20/2062	(1)	$3,002,706
Nelnet Student Loan Trust 2021-D	0.794%, $5,513,927 par, due 4/20/2062	(1)	5,508,716
Nestle Holdings Inc	0.606%, $2,260,000 par, due 9/14/2024	(1)	2,228,093
New York Life Global Funding	2.875%, $2,295,000 par, due 4/10/2024	(1)	2,388,076
New York Life Global Funding	2.000%, $730,000 par, due 1/22/2025	(1)	745,369
New York State Dormitory Authority	0.887%, $1,885,000 par, due 3/15/2025	(1)	1,858,949
NextEra Energy Capital Holdings Inc	0.650%, $1,230,000 par, due 3/1/2023	(1)	1,227,599
NIKE Inc	2.400%, $615,000 par, due 3/27/2025	(1)	636,945
Nissan Auto Lease Trust 2020-A	1.840%, $2,869,561 par, due 1/17/2023	(1)	2,878,296
Nissan Auto Lease Trust 2020-B	0.430%, $4,835,000 par, due 10/16/2023	(1)	4,835,542
Nissan Auto Receivables 2018-B Owner Trust	3.060%, $48,076 par, due 3/15/2023	(1)	48,175
Nissan Auto Receivables 2019-A Owner Trust	2.900%, $814,129 par, due 10/16/2023	(1)	819,885
North Carolina State Education Assistance Auth	0.903%, $2,629,230 par, due 7/25/2039	(1)	2,640,326
Northern States Power Co/MN	2.600%, $277,000 par, due 5/15/2023	(1)	281,116
Northrop Grumman Corp	2.930%, $2,170,000 par, due 1/15/2025	(1)	2,261,294
Northstar Edu Fin Inc	0.803%, $953,509 par, due 12/26/2031	(1)	953,919
NorthWestern Corp	1.000%, $1,220,000 par, due 3/26/2024	(1)	1,193,979
Northwestern Mutual Global Funding	0.800%, $1,420,000 par, due 1/14/2026	(1)	1,379,759
Northwestern Mutual Global Funding	0.600%, $830,000 par, due 3/25/2024	(1)	819,935
NTT Finance Corp	1.162%, $1,340,000 par, due 4/3/2026	(1)	1,315,315
NTT Finance Corp	0.583%, $750,000 par, due 3/1/2024	(1)	741,425
Nutrien Ltd	1.900%, $910,000 par, due 5/13/2023	(1)	921,702
Oklahoma Gas and Electric Co	0.553%, $710,000 par, due 5/26/2023	(1)	705,368
Oklahoma Water Resources Board	1.884%, $2,565,000 par, due 4/1/2024	(1)	2,619,096
Oklahoma Water Resources Board	0.700%, $1,610,000 par, due 10/1/2024	(1)	1,594,383
Oncor Electric Delivery Co LLC	0.550%, $1,240,000 par, due 10/1/2025	(1)	1,194,212
Oncor Electric Delivery Co LLC	2.750%, $2,358,000 par, due 6/1/2024	(1)	2,444,631
Oracle Corp	1.650%, $2,180,000 par, due 3/25/2026	(1)	2,164,016
Oracle Corp	2.500%, $2,380,000 par, due 4/1/2025	(1)	2,436,742
Oracle Corp	2.625%, $700,000 par, due 2/15/2023	(1)	712,506
Otis Worldwide Corp	2.056%, $670,000 par, due 4/5/2025	(1)	681,413
Otis Worldwide Corp	0.583%, $1,030,000 par, due 4/5/2023	(1)	1,030,028
PA State Higher Ed Asst	1.224%, $292,277 par, due 1/25/2028	(1)	292,742
Pacific Life Global Funding II	1.200%, $2,335,000 par, due 6/24/2025	(1)	2,306,947
PacifiCorp	2.950%, $640,000 par, due 6/1/2023	(1)	655,190
PacifiCorp	3.600%, $225,000 par, due 4/1/2024	(1)	235,835
PacifiCorp	3.350%, $1,500,000 par, due 7/1/2025	(1)	1,582,040
Packaging Corp of America	3.650%, $1,695,000 par, due 9/15/2024	(1)	1,790,464
Parker-Hannifin Corp	3.500%, $630,000 par, due 9/15/2022	(1)	643,000
Parker-Hannifin Corp	3.300%, $1,440,000 par, due 11/21/2024	(1)	1,510,976
Parker-Hannifin Corp	2.700%, $456,000 par, due 6/14/2024	(1)	471,197
PeaceHealth Obligated Group	1.375%, $1,715,000 par, due 11/15/2025	(1)	1,704,516
PerkinElmer Inc	0.850%, $1,440,000 par, due 9/15/2024	(1)	1,419,814
PerkinElmer Inc	0.550%, $1,440,000 par, due 9/15/2023	(1)	1,427,943
Petroleos Mexicanos	0.474%, $346,500 par, due 4/15/2025	(1)	346,589
Petroleos Mexicanos	0.585%, $1,018,125 par, due 2/15/2024	(1)	1,018,531
Petroleos Mexicanos	1.950%, $790,000 par, due 12/20/2022	(1)	796,063
Petroleos Mexicanos	1.700%, $1,000,000 par, due 12/20/2022	(1)	1,005,909
PHEAA Student Loan Trust 2016-1	1.253%, $905,335 par, due 9/25/2065	(1)	921,168
Phillips 66	0.900%, $830,000 par, due 2/15/2024	(1)	823,978
Phillips 66	3.700%, $365,000 par, due 4/6/2023	(1)	377,350
Phillips 66	3.850%, $1,450,000 par, due 4/9/2025	(1)	1,546,556
Pioneer Natural Resources Co	0.550%, $570,000 par, due 5/15/2023	(1)	567,870
Pioneer Natural Resources Co	0.750%, $1,150,000 par, due 1/15/2024	(1)	1,134,590
Pomona Redevelopment Agency Successor Agency	3.632%, $400,000 par, due 2/1/2023	(1)	411,532
Portland Community College District	0.572%, $3,445,000 par, due 6/15/2024	(1)	3,417,440
Providence Health & Services Obligated Group	4.379%, $1,225,000 par, due 10/1/2023	(1)	1,292,408
PSNH Funding LLC 3	3.094%, $963,663 par, due 2/1/2026	(1)	986,440
Public Service Electric and Gas Co	2.375%, $2,050,000 par, due 5/15/2023	(1)	2,086,051
Public Service Electric and Gas Co	3.250%, $1,595,000 par, due 9/1/2023	(1)	1,650,709
Raytheon Technologies Corp	3.200%, $330,000 par, due 3/15/2024	(1)	343,484
Raytheon Technologies Corp	3.950%, $1,300,000 par, due 8/16/2025	(1)	1,410,044
Raytheon Technologies Corp	3.650%, $33,000 par, due 8/16/2023	(1)	34,312
Reckitt Benckiser Treasury Services PLC	2.375%, $979,000 par, due 6/24/2022	(1)	986,331
Reckitt Benckiser Treasury Services PLC	2.750%, $1,240,000 par, due 6/26/2024	(1)	1,281,497
Regions Financial Corp	2.250%, $500,000 par, due 5/18/2025	(1)	509,998
Reliance Industries Ltd	1.870%, $171,947 par, due 1/15/2026	(1)	174,391
Reliance Industries Ltd	2.444%, $2,842,105 par, due 1/15/2026	(1)	2,914,454
    36    (Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2021
	Description of investment, including
	maturity date, rate of interest,
Identity of issuer, borrower, lessor, or similar party	collateral, par, or maturing value	Cost	Current value
Reliance Industries Ltd	2.512%, $1,941,750 par, due 1/15/2026	(1)	$1,994,105
RELX Capital Inc	3.500%, $1,410,000 par, due 3/16/2023	(1)	1,451,493
RI State Std Ln Authority	0.765%, $392,224 par, due 9/1/2036	(1)	390,435
Rockwall Independent School District	4.000%, $2,000,000 par, due 2/15/2025	(1)	2,170,000
Roper Technologies Inc	1.000%, $1,070,000 par, due 9/15/2025	(1)	1,045,906
Roper Technologies Inc	0.450%, $710,000 par, due 8/15/2022	(1)	709,409
Roper Technologies Inc	2.350%, $440,000 par, due 9/15/2024	(1)	451,233
Royal Bank of Canada	3.700%, $1,439,000 par, due 10/5/2023	(1)	1,509,312
Royal Bank of Canada	0.793%, $1,300,000 par, due 10/5/2023	(1)	1,309,814
Royal Bank of Canada	0.750%, $1,660,000 par, due 10/7/2024	(1)	1,643,531
Ryder System Inc	2.875%, $1,060,000 par, due 6/1/2022	(1)	1,068,125
Ryder System Inc	3.650%, $292,000 par, due 3/18/2024	(1)	307,144
Salvation Army/United States	3.396%, $230,000 par, due 9/1/2023	(1)	237,336
San Diego Gas & Electric Co	1.914%, $52,577 par, due 2/1/2022	(1)	52,616
SANFORD HEALTH	2.396%, $1,250,000 par, due 11/1/2023	(1)	1,281,713
SANFORD HEALTH	2.496%, $1,345,000 par, due 11/1/2024	(1)	1,391,456
Santander Retail Auto Lease Trust 2019-C	1.860%, $1,636,684 par, due 2/21/2023	(1)	1,641,900
Santander Retail Auto Lease Trust 2020-A	1.740%, $5,560,000 par, due 7/20/2023	(1)	5,593,238
Santander Retail Auto Lease Trust 2020-B	0.570%, $5,075,000 par, due 4/22/2024	(1)	5,056,400
Santander Retail Auto Lease Trust 2021-A	0.510%, $4,295,000 par, due 7/22/2024	(1)	4,265,412
Santander Retail Auto Lease Trust 2021-B	0.510%, $5,300,000 par, due 8/20/2024	(1)	5,248,500
Santander Retail Auto Lease Trust 2021-C	0.500%, $4,525,000 par, due 3/20/2025	(1)	4,489,881
Sayarra Ltd	2.575%, $34,906 par, due 4/14/2022	(1)	35,019
SBA Small Business Investment Cos	2.829%, $1,744,521 par, due 9/10/2025	(1)	1,785,233
SBA Small Business Investment Cos	2.517%, $288,684 par, due 3/10/2025	(1)	292,999
SBA Small Business Investment Cos	3.644%, $11,341 par, due 9/10/2023	(1)	11,367
SBA Small Business Investment Cos	2.507%, $1,140,468 par, due 3/10/2026	(1)	1,159,583
SC State Std Ln Corp	0.849%, $338,676 par, due 5/1/2030	(1)	339,337
SC State Std Ln Corp	0.603%, $641,411 par, due 1/25/2041	(1)	637,666
Schlumberger Finance Canada Ltd	2.650%, $680,000 par, due 11/20/2022	(1)	690,972
Schlumberger Investment SA	2.400%, $1,808,000 par, due 8/1/2022	(1)	1,819,414
Seasoned Credit Risk Transfer Trust	2.500%, $4,015,751 par, due 9/25/2060	(1)	4,101,680
Seasoned Credit Risk Transfer Trust Series 2018-3	3.500%, $113,153 par, due 8/25/2057	(1)	117,392
Seasoned Credit Risk Transfer Trust Series 2020-2	2.500%, $3,792,566 par, due 11/25/2059	(1)	3,877,144
Seasoned Credit Risk Transfer Trust Series 2020-3	2.500%, $1,574,799 par, due 5/25/2060	(1)	1,609,824
Seasoned Credit Risk Transfer Trust Series 2020-3	2.500%, $2,045,785 par, due 5/25/2060	(1)	2,093,502
Shell International Finance BV	0.556%, $1,080,000 par, due 11/13/2023	(1)	1,082,848
Sherwin-Williams Co/The	2.750%, $83,000 par, due 6/1/2022	(1)	83,571
Siemens Financieringsmaatschappij NV	0.650%, $630,000 par, due 3/11/2024	(1)	625,014
Simon Property Group LP	2.750%, $2,500,000 par, due 6/1/2023	(1)	2,555,720
SLCC Student Loan Trust I	1.323%, $6,174 par, due 10/25/2027	(1)	6,177
SLM Student Loan Trust 2003-10	0.873%, $5,905,000 par, due 12/17/2068	(1)	5,921,251
SLM Student Loan Trust 2005-4	0.244%, $183,230 par, due 1/25/2027	(1)	182,816
SLM Student Loan Trust 2008-9	1.624%, $368,343 par, due 4/25/2023	(1)	370,843
Southern California Edison Co	1.845%, $85,714 par, due 2/1/2022	(1)	85,780
Southern Natural Gas Co LLC	0.625%, $375,000 par, due 4/28/2023	(1)	372,838
Southwestern Public Service Co	3.300%, $1,051,000 par, due 6/15/2024	(1)	1,093,883
Spire Missouri Inc	0.550%, $3,340,000 par, due 12/2/2024	(1)	3,340,411
Starbucks Corp	1.300%, $300,000 par, due 5/7/2022	(1)	300,980
State of Hawaii	2.255%, $1,500,000 par, due 10/1/2023	(1)	1,537,605
State of Hawaii	0.713%, $4,165,000 par, due 8/1/2024	(1)	4,130,181
State of Maine	1.250%, $690,000 par, due 6/1/2022	(1)	693,450
State of Maine	1.250%, $400,000 par, due 6/1/2023	(1)	403,092
State of New York	1.950%, $1,500,000 par, due 2/15/2023	(1)	1,522,200
State of New York	0.250%, $2,250,000 par, due 3/15/2022	(1)	2,250,090
State of Utah	4.554%, $855,000 par, due 7/1/2024	(1)	900,418
State of Utah	3.539%, $1,340,000 par, due 7/1/2025	(1)	1,400,622
State Street Corp	2.653%, $1,080,000 par, due 5/15/2023	(1)	1,087,855
State Street Corp	3.776%, $63,000 par, due 12/3/2024	(1)	66,333
Student Loan Corp	0.924%, $946,700 par, due 4/25/2037	(1)	945,157
Student Loan Corp	0.802%, $1,772,146 par, due 7/25/2036	(1)	1,767,795
Sumitomo Mitsui Financial Group Inc	0.922%, $1,310,000 par, due 10/16/2023	(1)	1,322,030
Sumitomo Mitsui Financial Group Inc	1.474%, $3,019,000 par, due 7/8/2025	(1)	3,004,539
Sumitomo Mitsui Financial Group Inc	2.784%, $975,000 par, due 7/12/2022	(1)	986,987
Sutter Health	1.321%, $1,040,000 par, due 8/15/2025	(1)	1,031,036
Target Corp	2.250%, $760,000 par, due 4/15/2025	(1)	783,531
Texas Tech University System	0.938%, $1,250,000 par, due 2/15/2025	(1)	1,240,938
Thermo Fisher Scientific Inc	1.215%, $3,010,000 par, due 10/18/2024	(1)	3,007,171
    37    (Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2021
	Description of investment, including
	maturity date, rate of interest,
Identity of issuer, borrower, lessor, or similar party	collateral, par, or maturing value	Cost	Current value
Toronto-Dominion Bank/The	0.700%, $3,890,000 par, due 9/10/2024	(1)	$3,840,224
Toronto-Dominion Bank/The	3.250%, $497,000 par, due 3/11/2024	(1)	519,453
Toronto-Dominion Bank/The	2.650%, $736,000 par, due 6/12/2024	(1)	763,572
Toronto-Dominion Bank/The	0.750%, $720,000 par, due 6/12/2023	(1)	720,096
TotalEnergies Capital International SA	3.700%, $402,000 par, due 1/15/2024	(1)	422,620
TotalEnergies Capital International SA	2.700%, $600,000 par, due 1/25/2023	(1)	612,322
TotalEnergies Capital International SA	2.434%, $1,273,000 par, due 1/10/2025	(1)	1,312,387
Towd Point Mortgage Trust 2015-6	3.500%, $5,482 par, due 4/25/2055	(1)	5,477
Towd Point Mortgage Trust 2016-2	2.750%, $158,176 par, due 8/25/2055	(1)	158,549
Towd Point Mortgage Trust 2016-3	2.250%, $51,096 par, due 4/25/2056	(1)	51,109
Towd Point Mortgage Trust 2016-4	2.250%, $20,357 par, due 7/25/2056	(1)	20,424
Towd Point Mortgage Trust 2017-1	2.750%, $507,852 par, due 10/25/2056	(1)	512,230
Towd Point Mortgage Trust 2017-2	2.750%, $180,444 par, due 4/25/2057	(1)	181,851
Towd Point Mortgage Trust 2017-5	0.692%, $236,636 par, due 2/25/2057	(1)	236,513
Towd Point Mortgage Trust 2017-6	2.750%, $495,913 par, due 10/25/2057	(1)	502,031
Towd Point Mortgage Trust 2018-1	3.000%, $226,085 par, due 1/25/2058	(1)	228,940
Towd Point Mortgage Trust 2018-2	3.250%, $1,794,949 par, due 3/25/2058	(1)	1,832,700
Towd Point Mortgage Trust 2018-3	3.750%, $1,143,067 par, due 5/25/2058	(1)	1,181,905
Towd Point Mortgage Trust 2019-HY3	1.102%, $1,701,245 par, due 10/25/2059	(1)	1,709,321
Towd Point Mortgage Trust 2021-1	2.250%, $4,332,175 par, due 11/25/2061	(1)	4,385,296
Toyota Auto Loan Extended Note Trust 2019-1	2.560%, $3,565,000 par, due 11/25/2031	(1)	3,681,647
Toyota Auto Loan Extended Note Trust 2020-1	1.350%, $2,710,000 par, due 5/25/2033	(1)	2,703,195
Toyota Auto Loan Extended Note Trust 2021-1	1.070%, $2,550,000 par, due 2/27/2034	(1)	2,501,961
Toyota Auto Receivables 2019-A Owner Trust	2.910%, $689,037 par, due 7/17/2023	(1)	694,417
Toyota Auto Receivables 2020-C Owner Trust	0.360%, $260,640 par, due 2/15/2023	(1)	260,651
Toyota Auto Receivables 2021-D Owner Trust	0.710%, $1,995,000 par, due 4/15/2026	(1)	1,982,737
Toyota Motor Credit Corp	3.350%, $198,000 par, due 1/8/2024	(1)	207,357
Toyota Motor Credit Corp	0.625%, $2,080,000 par, due 9/13/2024	(1)	2,051,920
Toyota Motor Credit Corp	1.800%, $1,500,000 par, due 2/13/2025	(1)	1,523,052
Toyota Motor Credit Corp	3.000%, $1,100,000 par, due 4/1/2025	(1)	1,154,497
Trane Technologies Luxembourg Finance SA	3.550%, $400,000 par, due 11/1/2024	(1)	422,882
Transportation Finance Equipment Trust 2019-1	1.850%, $2,364,856 par, due 4/24/2023	(1)	2,376,947
Truist Bank	3.200%, $315,000 par, due 4/1/2024	(1)	329,787
Truist Financial Corp	2.200%, $2,105,000 par, due 3/16/2023	(1)	2,140,541
TSMC Arizona Corp	1.750%, $2,400,000 par, due 10/25/2026	(1)	2,402,515
TSMC Global Ltd	1.250%, $660,000 par, due 4/23/2026	(1)	646,870
TSMC Global Ltd	0.750%, $2,220,000 par, due 9/28/2025	(1)	2,145,763
Tyco Electronics Group SA	3.450%, $440,000 par, due 8/1/2024	(1)	461,374
UBS AG/London	0.700%, $1,800,000 par, due 8/9/2024	(1)	1,779,462
UBS Commercial Mortgage Trust 2012-C1	3.400%, $7,075 par, due 5/10/2045	(1)	7,069
UBS Group AG	1.384%, $1,297,000 par, due 5/23/2023	(1)	1,302,224
UBS Group AG	1.008%, $780,000 par, due 7/30/2024	(1)	777,585
UBS-Barclays Commercial Mortgage Trust 2012-C3	3.091%, $3,195,449 par, due 8/10/2049	(1)	3,218,763
UBS-Barclays Commercial Mortgage Trust 2012-C4	2.459%, $204,087 par, due 12/10/2045	(1)	204,615
UBS-Barclays Commercial Mortgage Trust 2012-C4	2.850%, $630,000 par, due 12/10/2045	(1)	634,610
Unilever Capital Corp	0.626%, $730,000 par, due 8/12/2024	(1)	725,597
Union Pacific Corp	4.163%, $27,000 par, due 7/15/2022	(1)	27,265
Union Pacific Corp	3.150%, $94,000 par, due 3/1/2024	(1)	97,995
Union Pacific Corp	2.950%, $700,000 par, due 3/1/2022	(1)	702,517
Union Pacific Corp	3.750%, $730,000 par, due 3/15/2024	(1)	767,434
Union Pacific Corp	3.500%, $1,822,000 par, due 6/8/2023	(1)	1,884,753
United Parcel Service Inc	3.900%, $880,000 par, due 4/1/2025	(1)	950,008
United States Small Business Administration	4.760%, $557,175 par, due 9/1/2025	(1)	572,376
United States Small Business Administration	1.880%, $64,891 par, due 3/1/2025	(1)	65,614
United States Small Business Administration	5.630%, $585,105 par, due 10/1/2028	(1)	633,767
United States Small Business Administration	5.510%, $140,198 par, due 11/1/2027	(1)	151,120
United States Small Business Administration	6.770%, $197,376 par, due 11/1/2028	(1)	217,756
United States Small Business Administration	5.290%, $425,906 par, due 12/1/2027	(1)	462,727
United States Small Business Administration	5.720%, $123,952 par, due 1/1/2029	(1)	133,660
United States Treasury Note/Bond	0.250%, $31,700,000 par, due 6/30/2025	(1)	30,808,438
United States Treasury Note/Bond	1.750%, $100,875,000 par, due 12/31/2024	(1)	103,203,800
United States Treasury Note/Bond	0.625%, $30,000,000 par, due 10/15/2024	(1)	29,763,270
United States Treasury Note/Bond	0.250%, $27,750,000 par, due 11/15/2023	(1)	27,524,531
United States Treasury Note/Bond	0.125%, $4,000,000 par, due 10/15/2023	(1)	3,960,468
United States Treasury Note/Bond	0.375%, $7,775,000 par, due 4/15/2024	(1)	7,698,463
United States Treasury Note/Bond	0.375%, $15,600,000 par, due 9/15/2024	(1)	15,383,066
United States Treasury Note/Bond	0.500%, $23,300,000 par, due 3/31/2025	(1)	22,920,466
United States Treasury Note/Bond	0.125%, $80,860,000 par, due 1/15/2024	(1)	79,852,404
    38    (Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2021
		Description of investment, including
		maturity date, rate of interest,
Identity of issuer, borrower, lessor, or similar party		collateral, par, or maturing value	Cost	Current value
	United States Treasury Note/Bond	0.750%, $16,000,000 par, due 11/15/2024	(1)	$15,913,744
	United States Treasury Note/Bond	0.125%, $30,625,000 par, due 12/15/2023	(1)	30,276,886
	UnitedHealth Group Inc	3.500%, $1,147,000 par, due 6/15/2023	(1)	1,193,002
	UnitedHealth Group Inc	3.500%, $1,390,000 par, due 2/15/2024	(1)	1,465,120
	University of Michigan	1.004%, $2,710,000 par, due 4/1/2025	(1)	2,693,306
	US Bancorp	3.375%, $292,000 par, due 2/5/2024	(1)	306,140
	Utah State Board of Regents	0.868%, $523,010 par, due 12/26/2031	(1)	524,344
	Ventas Realty LP	2.650%, $430,000 par, due 1/15/2025	(1)	443,138
	Verizon Communications Inc	3.376%, $1,400,000 par, due 2/15/2025	(1)	1,489,811
	Verizon Master Trust	0.500%, $6,690,000 par, due 5/20/2027	(1)	6,603,666
	Verizon Master Trust	0.990%, $7,045,000 par, due 4/20/2028	(1)	7,010,937
	Verizon Owner Trust 2018-A	3.230%, $15,914 par, due 4/20/2023	(1)	15,939
	Verizon Owner Trust 2019-A	2.930%, $714,291 par, due 9/20/2023	(1)	718,203
	Verizon Owner Trust 2019-B	2.330%, $1,848,510 par, due 12/20/2023	(1)	1,860,882
	Verizon Owner Trust 2020-A	1.850%, $7,875,000 par, due 7/22/2024	(1)	7,934,015
	Verizon Owner Trust 2020-B	0.470%, $6,240,000 par, due 2/20/2025	(1)	6,223,433
	Verizon Owner Trust 2020-C	0.410%, $3,095,000 par, due 4/21/2025	(1)	3,080,843
	Vermont Std Asst Corp	0.803%, $556,093 par, due 7/28/2034	(1)	553,807
	Virginia Electric and Power Co	3.450%, $593,000 par, due 2/15/2024	(1)	618,026
	Volkswagen Auto Lease Trust 2019-A	1.990%, $642,146 par, due 11/21/2022	(1)	643,379
	Volkswagen Auto Loan Enhanced Trust 2018-2	3.250%, $97,984 par, due 4/20/2023	(1)	98,349
	Volkswagen Auto Loan Enhanced Trust 2021-1	1.020%, $3,890,000 par, due 6/22/2026	(1)	3,889,837
	Volkswagen Group of America Finance LLC	3.350%, $750,000 par, due 5/13/2025	(1)	789,405
	Volkswagen Group of America Finance LLC	2.700%, $880,000 par, due 9/26/2022	(1)	892,726
	Volvo Financial Equipment LLC Series 2019-2	2.040%, $2,185,141 par, due 11/15/2023	(1)	2,198,870
	Vulcan Materials Co	4.500%, $1,308,000 par, due 4/1/2025	(1)	1,419,176
	Walt Disney Co/The	3.350%, $2,460,000 par, due 3/24/2025	(1)	2,617,398
	WEC Energy Group Inc	3.550%, $206,000 par, due 6/15/2025	(1)	218,208
	WEC Energy Group Inc	0.800%, $2,660,000 par, due 3/15/2024	(1)	2,633,185
*	Wells Fargo Commercial Mortgage Trust 2013-LC12	4.218%, $607,000 par, due 7/15/2046	(1)	628,542
	Welltower Inc	3.625%, $2,496,000 par, due 3/15/2024	(1)	2,625,478
	Westpac Banking Corp	0.950%, $1,190,000 par, due 2/26/2024	(1)	1,204,479
	Westpac Banking Corp	1.019%, $380,000 par, due 11/18/2024	(1)	379,070
	WFRBS Commercial Mortgage Trust 2012-C10	2.875%, $1,850,000 par, due 12/15/2045	(1)	1,870,905
	WFRBS Commercial Mortgage Trust 2012-C10	2.453%, $161,151 par, due 12/15/2045	(1)	161,920
	WFRBS Commercial Mortgage Trust 2013-C12	2.838%, $64,253 par, due 3/15/2048	(1)	64,941
	WFRBS Commercial Mortgage Trust 2013-C17	4.023%, $382,000 par, due 12/15/2046	(1)	397,785
	Williams Cos Inc/The	3.900%, $1,400,000 par, due 1/15/2025	(1)	1,488,179
	Windermere Aviation LLC	2.351%, $578,878 par, due 5/27/2026	(1)	593,945
	World Omni Auto Lease Sec Trust 2021-A	0.420%, $2,250,000 par, due 8/15/2024	(1)	2,230,043
	World Omni Auto Receivables Trust	1.100%, $6,860,844 par, due 4/15/2025	(1)	6,885,509
	World Omni Auto Receivables Trust 2018-B	2.870%, $172,592 par, due 7/17/2023	(1)	172,997
	World Omni Auto Receivables Trust 2018-C	3.130%, $515,363 par, due 11/15/2023	(1)	518,074
	World Omni Auto Receivables Trust 2019-C	1.960%, $3,467,627 par, due 12/16/2024	(1)	3,491,893
	World Omni Auto Receivables Trust 2020-C	0.480%, $7,820,000 par, due 11/17/2025	(1)	7,800,755
	World Omni Auto Receivables Trust 2021-D	0.810%, $3,895,000 par, due 10/15/2026	(1)	3,872,974
	World Omni Automobile Lease Sec Trust 2019-B	2.030%, $911,284 par, due 11/15/2022	(1)	912,385
	World Omni Select Auto Trust 2019-A	2.000%, $2,614,816 par, due 8/15/2024	(1)	2,624,643
	World Omni Select Auto Trust 2020-A	0.470%, $740,695 par, due 6/17/2024	(1)	740,860
	WRKCo Inc	3.000%, $720,000 par, due 9/15/2024	(1)	750,740
	Yale University	0.873%, $3,670,000 par, due 4/15/2025	(1)	3,634,111
	BlackRock Treasury Trust Fund	53,069,326 shares	(1)	53,069,326
				1,589,639,895
		Accrued income receivable		3,586,035
		Payable for securities purchased on a forward
		commitment basis		(90,646,913)
		Receivable for securities sold on a forward
		commitment basis		45,391,102
		Receivable for investment payments due		14,792,487
		Payable for investment payments due		(15,410,172)
		Total		1,547,352,434

	American General Life Ins. Co.	1.72%	(1)	—
	Massachsetts Mutual Life Ins. Co.	1.89%	(1)	—
	Nationwide Life Insurance Co.	1.95%	(1)	—
	Pacific Life Ins. Co.	2.05%	(1)	—
	Prudential Ins. Co. of America	2.11%	(1)	—
	Royal Bank of Canada	1.79%	(1)	—
	State Street Bank and TrustCo.	1.95%	(1)	—
    39    (Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2021
	Description of investment, including
	maturity date, rate of interest,
Identity of issuer, borrower, lessor, or similar party	collateral, par, or maturing value	Cost	Current value
Transamerica Premier Life Ins. Co.	1.98%	(1)	$—
Voya Ins. and Annuity Co.	1.76%	(1)	—
3M Co	2.000%, $1,240,000 par, due 2/14/2025	(1)	1,268,986
7-Eleven Inc	0.950%, $690,000 par, due 2/10/2026	(1)	668,498
AbbVie Inc	2.950%, $1,120,000 par, due 11/21/2026	(1)	1,180,859
AbbVie Inc	3.200%, $720,000 par, due 11/21/2029	(1)	770,539
AbbVie Inc	3.800%, $1,170,000 par, due 3/15/2025	(1)	1,245,897
AbbVie Inc	2.600%, $3,370,000 par, due 11/21/2024	(1)	3,497,672
Access Group Inc 2013-1	0.602%, $467,927 par, due 2/25/2036	(1)	460,977
Advocate Health & Hospitals Corp	2.211%, $1,555,000 par, due 6/15/2030	(1)	1,558,878
AEP Texas Inc	2.400%, $417,000 par, due 10/1/2022	(1)	422,019
Agilent Technologies Inc	2.100%, $650,000 par, due 6/4/2030	(1)	636,990
Agilent Technologies Inc	2.750%, $1,020,000 par, due 9/15/2029	(1)	1,053,948
AIG Global Funding	0.900%, $2,020,000 par, due 9/22/2025	(1)	1,961,331
Alabama Federal Aid Highway Finance Authority	2.256%, $1,520,000 par, due 9/1/2033	(1)	1,524,834
Alexandria Real Estate Equities Inc	4.300%, $780,000 par, due 1/15/2026	(1)	854,569
Alexandria Real Estate Equities Inc	3.800%, $1,010,000 par, due 4/15/2026	(1)	1,093,436
Alexandria Real Estate Equities Inc	3.450%, $1,600,000 par, due 4/30/2025	(1)	1,698,216
Alliant Energy Finance LLC	3.750%, $884,000 par, due 6/15/2023	(1)	915,734
American Express Co	3.400%, $1,000,000 par, due 2/22/2024	(1)	1,048,863
American Express Co	1.650%, $1,440,000 par, due 11/4/2026	(1)	1,443,591
American Honda Finance Corp	3.450%, $766,000 par, due 7/14/2023	(1)	797,360
American Honda Finance Corp	2.400%, $990,000 par, due 6/27/2024	(1)	1,019,912
Amphenol Corp	3.200%, $1,335,000 par, due 4/1/2024	(1)	1,388,041
Amphenol Corp	2.200%, $850,000 par, due 9/15/2031	(1)	831,714
Amphenol Corp	4.350%, $440,000 par, due 6/1/2029	(1)	500,386
Anglo American Capital PLC	3.625%, $200,000 par, due 9/11/2024	(1)	209,982
Anglo American Capital PLC	2.250%, $340,000 par, due 3/17/2028	(1)	334,165
Anglo American Capital PLC	4.875%, $1,240,000 par, due 5/14/2025	(1)	1,351,999
Anheuser-Busch InBev Worldwide Inc	4.750%, $1,200,000 par, due 1/23/2029	(1)	1,397,860
Anheuser-Busch InBev Worldwide Inc	3.650%, $1,070,000 par, due 2/1/2026	(1)	1,149,352
Apple Inc	1.125%, $115,000 par, due 5/11/2025	(1)	114,688
Apple Inc	3.000%, $2,400,000 par, due 2/9/2024	(1)	2,500,747
Archer-Daniels-Midland Co	3.250%, $970,000 par, due 3/27/2030	(1)	1,055,381
Ascension Health	2.532%, $2,498,000 par, due 11/15/2029	(1)	2,595,057
Astrazeneca Finance LLC	1.200%, $860,000 par, due 5/28/2026	(1)	849,449
AT&T Inc	4.500%, $870,000 par, due 5/15/2035	(1)	1,006,406
AT&T Inc	1.381%, $320,000 par, due 6/12/2024	(1)	324,056
AT&T Inc	2.250%, $2,730,000 par, due 2/1/2032	(1)	2,641,305
AT&T Inc	1.700%, $2,140,000 par, due 3/25/2026	(1)	2,130,085
AvalonBay Communities Inc	3.450%, $560,000 par, due 6/1/2025	(1)	594,550
BAE Systems Holdings Inc	3.800%, $1,000,000 par, due 10/7/2024	(1)	1,062,162
BAE Systems Holdings Inc	3.850%, $1,200,000 par, due 12/15/2025	(1)	1,286,759
Baker Hughes a GE Co LLC	2.773%, $1,318,000 par, due 12/15/2022	(1)	1,344,177
BAKER HUGHES LLC/CO-OBL	2.061%, $940,000 par, due 12/15/2026	(1)	949,158
Bank of America Corp	4.271%, $2,180,000 par, due 7/23/2029	(1)	2,432,503
Bank of America Corp	3.864%, $193,000 par, due 7/23/2024	(1)	201,098
Bank of America Corp	3.458%, $1,700,000 par, due 3/15/2025	(1)	1,778,185
Bank of America Corp	2.456%, $620,000 par, due 10/22/2025	(1)	636,919
Bank of America Corp	2.015%, $1,740,000 par, due 2/13/2026	(1)	1,763,095
Bank of America Corp	1.530%, $5,270,000 par, due 12/6/2025	(1)	5,282,595
Bank of America Corp	1.319%, $2,020,000 par, due 6/19/2026	(1)	1,999,430
Bank of America Corp	1.197%, $1,510,000 par, due 10/24/2026	(1)	1,480,585
Bank of America Corp	1.734%, $3,220,000 par, due 7/22/2027	(1)	3,198,384
Bank of Montreal	3.300%, $2,181,000 par, due 2/5/2024	(1)	2,282,360
Bank of Montreal	1.250%, $1,245,000 par, due 9/15/2026	(1)	1,219,104
Bank of Nova Scotia/The	3.400%, $2,269,000 par, due 2/11/2024	(1)	2,381,061
Bank of Nova Scotia/The	2.200%, $2,300,000 par, due 2/3/2025	(1)	2,353,832
Bank of Nova Scotia/The	4.500%, $210,000 par, due 12/16/2025	(1)	230,785
Baxter International Inc	3.950%, $385,000 par, due 4/1/2030	(1)	429,055
Baxter International Inc	1.915%, $2,120,000 par, due 2/1/2027	(1)	2,129,101
Baxter International Inc	1.322%, $1,370,000 par, due 11/29/2024	(1)	1,368,396
Bayer US Finance II LLC	4.375%, $1,200,000 par, due 12/15/2028	(1)	1,341,409
Bayer US Finance II LLC	4.250%, $790,000 par, due 12/15/2025	(1)	854,850
Bayer US Finance II LLC	3.875%, $556,000 par, due 12/15/2023	(1)	581,100
Black Hills Corp	4.250%, $710,000 par, due 11/30/2023	(1)	745,631
Black Hills Corp	3.150%, $1,544,000 par, due 1/15/2027	(1)	1,606,886
BMW US Capital LLC	3.150%, $2,672,000 par, due 4/18/2024	(1)	2,790,672
    40    (Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2021
	Description of investment, including
	maturity date, rate of interest,
Identity of issuer, borrower, lessor, or similar party	collateral, par, or maturing value	Cost	Current value
BNP Paribas SA	4.400%, $1,510,000 par, due 8/14/2028	(1)	$1,693,646
BNP Paribas SA	4.705%, $1,283,000 par, due 1/10/2025	(1)	1,366,109
BNP Paribas Sec Corp	1.675%, $810,000 par, due 6/30/2027	(1)	796,791
Boeing Co/The	2.700%, $1,420,000 par, due 2/1/2027	(1)	1,444,714
Boeing Co/The	5.040%, $270,000 par, due 5/1/2027	(1)	304,203
Boeing Co/The	5.150%, $1,780,000 par, due 5/1/2030	(1)	2,075,804
Boston Properties LP	3.125%, $165,000 par, due 9/1/2023	(1)	169,740
Boston Properties LP	3.650%, $1,550,000 par, due 2/1/2026	(1)	1,661,296
Boston Properties LP	2.750%, $1,150,000 par, due 10/1/2026	(1)	1,197,287
BP Capital Markets America Inc	3.790%, $678,000 par, due 2/6/2024	(1)	713,829
BP Capital Markets America Inc	3.796%, $600,000 par, due 9/21/2025	(1)	647,804
BP Capital Markets PLC	3.814%, $560,000 par, due 2/10/2024	(1)	590,167
BP Capital Markets PLC	3.279%, $865,000 par, due 9/19/2027	(1)	929,868
Brazos Education Loan Authority	0.831%, $3,125,000 par, due 1/25/2072	(1)	3,125,000
Brazos Education Loan Authority Inc	0.683%, $5,817,848 par, due 11/25/2071	(1)	5,816,230
Bristol-Myers Squibb Co	2.900%, $1,697,000 par, due 7/26/2024	(1)	1,776,136
Brown-Forman Corp	3.500%, $950,000 par, due 4/15/2025	(1)	1,012,387
Burlington Northern Santa Fe LLC	3.400%, $1,840,000 par, due 9/1/2024	(1)	1,940,032
Campbell Union High School District	2.312%, $1,430,000 par, due 8/1/2035	(1)	1,412,840
Canadian Natural Resources Ltd	2.950%, $1,320,000 par, due 1/15/2023	(1)	1,345,213
Canadian Pacific Railway Co	2.900%, $460,000 par, due 2/1/2025	(1)	478,597
Canadian Pacific Railway Co	4.500%, $775,000 par, due 1/15/2022	(1)	775,915
Canadian Pacific Railway Co	1.750%, $1,090,000 par, due 12/2/2026	(1)	1,095,550
Capital One Bank USA NA	2.280%, $930,000 par, due 1/28/2026	(1)	947,442
Capital One Financial Corp	1.878%, $1,595,000 par, due 11/2/2027	(1)	1,587,807
Capital One Financial Corp	3.900%, $650,000 par, due 1/29/2024	(1)	684,119
Cargill Inc	2.125%, $755,000 par, due 4/23/2030	(1)	747,414
Carmax Auto Owner Trust 2018-4	3.360%, $551,301 par, due 9/15/2023	(1)	555,193
Carrier Global Corp	2.493%, $2,870,000 par, due 2/15/2027	(1)	2,950,231
Caterpillar Financial Services Corp	2.850%, $985,000 par, due 5/17/2024	(1)	1,028,483
Cedars-Sinai Health System	2.288%, $1,540,000 par, due 8/15/2031	(1)	1,538,454
Charles Schwab Corp/The	2.000%, $1,470,000 par, due 3/20/2028	(1)	1,490,667
Cherokee County Board of Education	5.626%, $1,000,000 par, due 8/1/2028	(1)	1,207,390
Chevron Corp	1.995%, $390,000 par, due 5/11/2027	(1)	396,093
Chevron Corp	1.554%, $90,000 par, due 5/11/2025	(1)	90,801
Children's Hospital Medical Center/Cincinnati OH	2.853%, $1,775,000 par, due 11/15/2026	(1)	1,842,878
CHRISTUS Health	4.341%, $1,500,000 par, due 7/1/2028	(1)	1,698,626
Cigna Corp	3.750%, $375,000 par, due 7/15/2023	(1)	390,001
Cintas Corp No 2	3.250%, $780,000 par, due 6/1/2022	(1)	783,273
Cintas Corp No 2	3.700%, $850,000 par, due 4/1/2027	(1)	930,458
Citigroup Inc	3.200%, $1,300,000 par, due 10/21/2026	(1)	1,378,364
Citigroup Inc	3.352%, $1,144,000 par, due 4/24/2025	(1)	1,194,720
Citigroup Inc	3.400%, $760,000 par, due 5/1/2026	(1)	815,351
Citigroup Inc	0.981%, $910,000 par, due 5/1/2025	(1)	902,990
Citigroup Inc	3.520%, $500,000 par, due 10/27/2028	(1)	536,714
Citigroup Inc	1.281%, $805,000 par, due 11/3/2025	(1)	803,015
Citigroup Inc	4.044%, $1,325,000 par, due 6/1/2024	(1)	1,381,025
Citigroup Inc	2.572%, $2,050,000 par, due 6/3/2031	(1)	2,069,877
Citigroup Inc	3.668%, $880,000 par, due 7/24/2028	(1)	949,748
Citigroup Inc	3.142%, $370,000 par, due 1/24/2023	(1)	370,469
Citizens Bank NA/Providence RI	3.700%, $1,720,000 par, due 3/29/2023	(1)	1,774,447
Citizens Bank NA/Providence RI	3.750%, $260,000 par, due 2/18/2026	(1)	280,255
City & County of Honolulu HI	3.753%, $425,000 par, due 9/1/2030	(1)	479,774
City of Atlanta GA	2.288%, $2,885,000 par, due 12/1/2033	(1)	2,901,329
City of Boston MA	4.400%, $925,000 par, due 4/1/2026	(1)	927,479
City of Chandler AZ Excise Tax Revenue	2.007%, $1,840,000 par, due 7/1/2030	(1)	1,851,831
City of Chicago IL	6.050%, $230,000 par, due 1/1/2029	(1)	250,470
City of El Paso TX Water & Sewer Revenue	1.435%, $2,455,000 par, due 3/1/2027	(1)	2,453,552
City of Houston TX	3.725%, $735,000 par, due 3/1/2030	(1)	814,946
City of Phoenix Civic Improvement Corp	1.455%, $835,000 par, due 7/1/2028	(1)	820,312
City of Worcester MA	6.250%, $1,030,000 par, due 1/1/2028	(1)	1,175,683
CLEVELAND CLINIC HEALTH SYSTEM	2.885%, $3,475,000 par, due 1/1/2032	(1)	3,684,994
Clorox Co/The	3.100%, $1,200,000 par, due 10/1/2027	(1)	1,274,359
Clovis Unified School District	2.228%, $2,620,000 par, due 8/1/2030	(1)	2,655,239
Coast Community College District	2.788%, $3,610,000 par, due 8/1/2033	(1)	3,855,661
Comcast Corp	3.950%, $1,570,000 par, due 10/15/2025	(1)	1,714,782
Comcast Corp	3.400%, $750,000 par, due 4/1/2030	(1)	819,346
Comerica Inc	3.700%, $844,000 par, due 7/31/2023	(1)	878,374
    41    (Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2021
	Description of investment, including
	maturity date, rate of interest,
Identity of issuer, borrower, lessor, or similar party	collateral, par, or maturing value	Cost	Current value
COMM 2012-LC4 A4 9.6-Yr CMBS	3.288%, $261,658 par, due 12/10/2044	(1)	$261,524
COMM 2013-CCRE11 Mortgage Trust	4.258%, $3,900,000 par, due 8/10/2050	(1)	4,083,838
Comm 2013-CCRE13 Mortgage Trust	4.194%, $990,000 par, due 11/10/2046	(1)	1,038,672
COMM 2013-CCRE6 Mortgage Trust	3.101%, $2,880,000 par, due 3/10/2046	(1)	2,908,924
COMM 2013-CCRE7 Mortgage Trust	3.213%, $463,611 par, due 3/10/2046	(1)	471,714
COMM 2013-CCRE8 Mortgage Trust	3.612%, $2,165,000 par, due 6/10/2046	(1)	2,228,173
COMM 2013-LC6 Mortgage Trust	2.941%, $751,857 par, due 1/10/2046	(1)	761,114
COMM 2014-CCRE17 Mortgage Trust	3.977%, $2,355,000 par, due 5/10/2047	(1)	2,485,326
COMM 2014-CCRE18 Mortgage Trust	3.828%, $4,505,000 par, due 7/15/2047	(1)	4,741,008
COMM 2014-CCRE19 Mortgage Trust	3.796%, $2,420,133 par, due 8/10/2047	(1)	2,553,574
COMM 2014-CR14 Mortgage Trust	4.236%, $6,235,000 par, due 2/10/2047	(1)	6,550,142
Commonwealth of Massachusetts	5.456%, $1,500,000 par, due 12/1/2039	(1)	2,044,890
Commonwealth of Pennsylvania	4.650%, $750,000 par, due 2/15/2026	(1)	806,970
ConocoPhillips	3.750%, $750,000 par, due 10/1/2027	(1)	822,657
ConocoPhillips	4.300%, $650,000 par, due 8/15/2028	(1)	730,559
Cooperatieve Rabobank UA	3.875%, $300,000 par, due 9/26/2023	(1)	314,840
Cooperatieve Rabobank UA	2.625%, $535,000 par, due 7/22/2024	(1)	552,451
Cooperatieve Rabobank UA	1.004%, $870,000 par, due 9/24/2026	(1)	847,015
Cooperative Rabobank UA	1.980%, $3,080,000 par, due 12/15/2027	(1)	3,082,735
Corporate Action Adjustment	0.001%, $0 par, due 1/31/3100	(1)	—
Coterra Energy Inc	3.900%, $640,000 par, due 5/15/2027	(1)	688,181
County of Baltimore MD	2.847%, $550,000 par, due 8/1/2026	(1)	586,707
County of Bexar TX	2.171%, $2,090,000 par, due 6/15/2032	(1)	2,101,265
County of Cumberland ME	5.000%, $1,560,000 par, due 12/1/2026	(1)	1,827,212
County of Cuyahoga OH	2.141%, $1,000,000 par, due 12/1/2027	(1)	1,033,570
County of Lee County FL Water & Sewer Revenue	2.416%, $2,140,000 par, due 10/1/2028	(1)	2,245,523
County of Monroe PA	2.470%, $2,175,000 par, due 12/15/2025	(1)	2,251,843
County of Spokane WA	2.828%, $875,000 par, due 12/1/2032	(1)	927,071
County of Spokane WA	2.728%, $950,000 par, due 12/1/2031	(1)	1,003,485
County of Spokane WA	2.728%, $245,000 par, due 12/1/2031	(1)	268,371
Credit Suisse Group AG	1.305%, $410,000 par, due 2/2/2027	(1)	396,126
Credit Suisse Group AG	3.574%, $700,000 par, due 1/9/2023	(1)	700,198
Credit Suisse Group AG	3.869%, $340,000 par, due 1/12/2029	(1)	364,214
Credit Suisse Group AG	2.593%, $640,000 par, due 9/11/2025	(1)	653,675
Credit Suisse Group AG	2.997%, $816,000 par, due 12/14/2023	(1)	829,204
Credit Suisse Group AG	4.207%, $950,000 par, due 6/12/2024	(1)	988,534
CRH America Finance Inc	3.400%, $410,000 par, due 5/9/2027	(1)	437,870
CRH America Finance Inc	3.950%, $370,000 par, due 4/4/2028	(1)	408,041
CRH America Inc	3.875%, $740,000 par, due 5/18/2025	(1)	790,843
Crowley Conro LLC	4.181%, $1,469,791 par, due 8/15/2043	(1)	1,707,917
CubeSmart LP	2.250%, $460,000 par, due 12/15/2028	(1)	460,476
CVS Health Corp	4.300%, $421,000 par, due 3/25/2028	(1)	472,787
CVS Health Corp	3.000%, $400,000 par, due 8/15/2026	(1)	422,611
CVS Health Corp	1.300%, $2,530,000 par, due 8/21/2027	(1)	2,454,381
CVS Health Corp	3.500%, $340,000 par, due 7/20/2022	(1)	343,803
Daimler Finance North America LLC	3.350%, $150,000 par, due 2/22/2023	(1)	154,173
Daimler Finance North America LLC	2.125%, $2,040,000 par, due 3/10/2025	(1)	2,078,882
Daimler Finance North America LLC	2.700%, $1,640,000 par, due 6/14/2024	(1)	1,695,314
Daimler Trucks Finance North America LLC	2.000%, $2,000,000 par, due 12/14/2026	(1)	2,009,774
Danone SA	2.589%, $1,760,000 par, due 11/2/2023	(1)	1,804,567
Denver City & County School District No 1	3.587%, $1,255,000 par, due 12/1/2032	(1)	1,375,718
Diageo Capital PLC	2.125%, $380,000 par, due 10/24/2024	(1)	388,625
Diageo Capital PLC	2.000%, $620,000 par, due 4/29/2030	(1)	614,095
Digital Realty Trust LP	4.750%, $580,000 par, due 10/1/2025	(1)	642,348
Digital Realty Trust LP	4.450%, $990,000 par, due 7/15/2028	(1)	1,116,687
Dominion Energy South Carolina Inc	2.300%, $930,000 par, due 12/1/2031	(1)	938,332
DTE Electric Co	2.250%, $220,000 par, due 3/1/2030	(1)	220,798
DTE Electric Co	2.625%, $950,000 par, due 3/1/2031	(1)	978,630
Duke Energy Carolinas LLC	2.500%, $1,073,000 par, due 3/15/2023	(1)	1,090,859
Duke Energy Carolinas LLC	2.550%, $1,230,000 par, due 4/15/2031	(1)	1,264,112
Duke Energy Florida LLC	2.400%, $730,000 par, due 12/15/2031	(1)	739,268
Duke Energy Progress LLC	2.000%, $2,020,000 par, due 8/15/2031	(1)	1,975,582
Duke Energy Progress LLC	3.700%, $730,000 par, due 9/1/2028	(1)	800,321
Duke Energy Progress LLC	3.450%, $350,000 par, due 3/15/2029	(1)	378,013
Duke Realty LP	4.000%, $1,020,000 par, due 9/15/2028	(1)	1,139,563
Duke Realty LP	3.750%, $1,820,000 par, due 12/1/2024	(1)	1,929,862
Duke Realty LP	3.250%, $1,200,000 par, due 6/30/2026	(1)	1,274,372
Duke University	3.199%, $2,000,000 par, due 10/1/2038	(1)	2,164,922
    42    (Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2021
	Description of investment, including
	maturity date, rate of interest,
Identity of issuer, borrower, lessor, or similar party	collateral, par, or maturing value	Cost	Current value
Duke University Health System Inc	2.552%, $2,674,000 par, due 6/1/2029	(1)	$2,710,382
DuPont de Nemours Inc	4.493%, $770,000 par, due 11/15/2025	(1)	851,199
DuPont de Nemours Inc	4.725%, $2,610,000 par, due 11/15/2028	(1)	3,025,405
DUS 7Y1MO 1YIO	1.990%, $6,300,000 par, due 8/1/2028	(1)	6,428,955
East Ohio Gas Co/The	1.300%, $617,000 par, due 6/15/2025	(1)	608,793
ECMC Group Student Loan Trust 2021-1	0.672%, $3,154,887 par, due 11/25/2070	(1)	3,153,483
Ecolab Inc	4.800%, $1,080,000 par, due 3/24/2030	(1)	1,298,352
Ecolab Inc	1.650%, $715,000 par, due 2/1/2027	(1)	718,620
EdLinc Student Loan Funding Trust 2012-1	1.103%, $123,809 par, due 9/25/2030	(1)	124,228
Edsouth Indenture No 2 LLC	1.253%, $58,327 par, due 9/25/2040	(1)	58,666
Edsouth Indenture No 3 LLC	0.833%, $404,800 par, due 4/25/2039	(1)	403,705
Edu Fund of South	0.774%, $556,227 par, due 4/25/2035	(1)	557,459
Edu Fund of South	1.152%, $1,820,893 par, due 3/25/2036	(1)	1,830,203
EMD Finance LLC	3.250%, $2,210,000 par, due 3/19/2025	(1)	2,326,429
Emerson Electric Co	1.950%, $455,000 par, due 10/15/2030	(1)	449,269
Emerson Electric Co	2.000%, $2,975,000 par, due 12/21/2028	(1)	2,972,218
Entergy Arkansas LLC	4.000%, $1,300,000 par, due 6/1/2028	(1)	1,442,981
Entergy Arkansas LLC	3.050%, $1,537,000 par, due 6/1/2023	(1)	1,574,955
Entergy Arkansas LLC	3.500%, $1,610,000 par, due 4/1/2026	(1)	1,723,080
Enterprise Products Operating LLC	2.800%, $880,000 par, due 1/31/2030	(1)	918,414
Enterprise Products Operating LLC	3.500%, $99,000 par, due 2/1/2022	(1)	99,218
Enterprise Products Operating LLC	3.750%, $420,000 par, due 2/15/2025	(1)	446,440
Equifax Inc	2.600%, $730,000 par, due 12/1/2024	(1)	754,762
Equifax Inc	3.950%, $905,000 par, due 6/15/2023	(1)	940,600
Equinor ASA	3.000%, $990,000 par, due 4/6/2027	(1)	1,044,960
Equinor ASA	1.750%, $200,000 par, due 1/22/2026	(1)	201,313
Ethiopian Leasing 2012 LLC	2.566%, $542,453 par, due 8/14/2026	(1)	562,361
Ethiopian Leasing 2012 LLC	2.646%, $829,250 par, due 5/12/2026	(1)	855,724
Evergy Kansas Central Inc	3.100%, $2,600,000 par, due 4/1/2027	(1)	2,744,102
Evergy Metro Inc	2.250%, $1,080,000 par, due 6/1/2030	(1)	1,074,962
EXIM Bank of the United States	1.732%, $1,743,743 par, due 9/18/2024	(1)	1,762,905
Experian Finance PLC	4.250%, $600,000 par, due 2/1/2029	(1)	666,657
Exxon Mobil Corp	2.992%, $1,470,000 par, due 3/19/2025	(1)	1,545,460
Fannie Mae Grantor Trust 2002-T16	7.000%, $53,061 par, due 7/25/2042	(1)	62,564
Fannie Mae Grantor Trust 2002-T18	7.000%, $25,310 par, due 8/25/2042	(1)	30,144
Fannie Mae Grantor Trust 2004-T3	6.000%, $139,727 par, due 2/25/2044	(1)	157,481
Fannie Mae or Freddie Mac	2.500%, $9,995,000 par, due 2/1/2052	(1)	10,179,328
Fannie Mae or Freddie Mac	2.500%, $9,995,000 par, due 1/1/2051	(1)	10,202,316
Fannie Mae Pool	2.080%, $6,380,000 par, due 10/1/2026	(1)	6,563,757
Fannie Mae Pool	2.190%, $5,050,000 par, due 11/1/2026	(1)	5,208,388
Fannie Mae Pool	1.390%, $2,320,000 par, due 11/1/2028	(1)	2,292,921
Fannie Mae Pool	1.390%, $2,140,000 par, due 11/1/2028	(1)	2,115,022
Fannie Mae Pool	1.390%, $2,050,000 par, due 11/1/2028	(1)	2,026,072
Fannie Mae Pool	2.840%, $2,844,538 par, due 1/1/2027	(1)	3,001,610
Fannie Mae Pool	2.760%, $1,325,849 par, due 5/1/2025	(1)	1,381,268
Fannie Mae Pool	2.730%, $1,592,332 par, due 1/1/2023	(1)	1,610,923
Fannie Mae Pool	3.081%, $518,255 par, due 11/1/2022	(1)	519,678
Fannie Mae Pool	2.730%, $1,683,327 par, due 9/1/2023	(1)	1,720,449
Fannie Mae Pool	3.080%, $1,083,983 par, due 1/1/2026	(1)	1,148,001
Fannie Mae Pool	3.070%, $1,161,862 par, due 2/1/2026	(1)	1,226,472
Fannie Mae Pool	2.190%, $2,334,239 par, due 7/1/2023	(1)	2,369,675
Fannie Mae Pool	2.613%, $716,948 par, due 11/1/2022	(1)	718,068
Fannie Mae Pool	2.500%, $1,681,856 par, due 5/1/2023	(1)	1,699,731
Fannie Mae Pool	4.000%, $430,938 par, due 1/1/2041	(1)	468,770
Fannie Mae Pool	4.000%, $2,258,395 par, due 11/1/2040	(1)	2,456,273
Fannie Mae Pool	4.000%, $3,351,150 par, due 4/1/2041	(1)	3,644,731
Fannie Mae Pool	4.000%, $5,713,062 par, due 8/1/2051	(1)	6,348,834
Fannie Mae Pool	4.500%, $3,129,970 par, due 1/1/2051	(1)	3,475,334
Fannie Mae Pool	3.410%, $1,029,507 par, due 11/1/2023	(1)	1,063,608
Fannie Mae Pool	3.120%, $1,155,000 par, due 1/1/2024	(1)	1,193,951
Fannie Mae Pool	2.800%, $1,890,000 par, due 4/1/2024	(1)	1,949,599
Fannie Mae Pool	3.580%, $3,480,000 par, due 1/1/2026	(1)	3,735,707
Fannie Mae Pool	3.300%, $1,877,693 par, due 3/1/2026	(1)	2,006,663
Fannie Mae Pool	2.000%, $182,409 par, due 6/1/2022	(1)	182,369
Fannie Mae Pool	3.349%, $1,503,865 par, due 11/1/2026	(1)	1,610,648
Fannie Mae Pool	3.373%, $852,635 par, due 12/1/2027	(1)	923,441
Fannie Mae Pool	2.261%, $181,831 par, due 4/1/2036	(1)	182,208
Fannie Mae Pool	1.965%, $247,085 par, due 3/1/2044	(1)	257,255
    43    (Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2021
	Description of investment, including
	maturity date, rate of interest,
Identity of issuer, borrower, lessor, or similar party	collateral, par, or maturing value	Cost	Current value
Fannie Mae Pool	1.955%, $159,376 par, due 3/1/2044	(1)	$165,865
Fannie Mae Pool	1.840%, $300,553 par, due 5/1/2044	(1)	312,170
Fannie Mae Pool	3.389%, $279,103 par, due 11/1/2048	(1)	290,209
Fannie Mae Pool	1.475%, $70,246 par, due 11/1/2041	(1)	72,026
Fannie Mae Pool	1.992%, $14,282 par, due 5/1/2036	(1)	14,877
Fannie Mae Pool	1.675%, $83,547 par, due 3/1/2034	(1)	86,542
Fannie Mae Pool	1.284%, $19,657 par, due 4/1/2044	(1)	19,976
Fannie Mae Pool	1.678%, $86,987 par, due 8/1/2034	(1)	90,164
Fannie Mae Pool	1.722%, $38,777 par, due 1/1/2035	(1)	40,197
Fannie Mae Pool	1.765%, $26,727 par, due 7/1/2035	(1)	27,756
Fannie Mae Pool	1.705%, $44,699 par, due 7/1/2035	(1)	46,431
Fannie Mae Pool	1.364%, $22,552 par, due 1/1/2037	(1)	23,071
Fannie Mae Pool	1.233%, $21,024 par, due 4/1/2037	(1)	21,509
Fannie Mae Pool	1.861%, $114,051 par, due 7/1/2035	(1)	115,665
Fannie Mae Pool	3.476%, $188,579 par, due 5/1/2036	(1)	201,895
Fannie Mae Pool	2.190%, $40,974 par, due 1/1/2041	(1)	42,942
Fannie Mae Pool	2.125%, $35,437 par, due 3/1/2042	(1)	37,336
Fannie Mae Pool	5.500%, $624,084 par, due 4/1/2033	(1)	712,938
Fannie Mae Pool	5.000%, $270,189 par, due 11/1/2033	(1)	304,839
Fannie Mae Pool	5.500%, $76,377 par, due 4/1/2036	(1)	86,110
Fannie Mae Pool	6.000%, $28,202 par, due 9/1/2038	(1)	30,121
Fannie Mae Pool	5.000%, $362,879 par, due 10/1/2035	(1)	410,177
Fannie Mae Pool	5.000%, $572,853 par, due 6/1/2035	(1)	646,263
Fannie Mae Pool	5.000%, $1,187,339 par, due 3/1/2036	(1)	1,341,966
Fannie Mae Pool	5.000%, $184,919 par, due 9/1/2033	(1)	208,206
Fannie Mae Pool	3.500%, $162,872 par, due 8/1/2032	(1)	173,536
Fannie Mae Pool	3.000%, $871,474 par, due 3/1/2033	(1)	914,537
Fannie Mae Pool	3.500%, $551,332 par, due 4/1/2046	(1)	591,549
Fannie Mae Pool	3.000%, $636,204 par, due 7/1/2032	(1)	672,636
Fannie Mae Pool	4.500%, $2,148,188 par, due 6/1/2056	(1)	2,406,590
Fannie Mae Pool	4.000%, $737,255 par, due 11/1/2045	(1)	809,610
Fannie Mae Pool	4.500%, $1,424,492 par, due 6/1/2056	(1)	1,595,836
Fannie Mae Pool	4.000%, $1,699,680 par, due 6/1/2056	(1)	1,874,847
Fannie Mae Pool	4.000%, $3,042,011 par, due 7/1/2056	(1)	3,370,390
Fannie Mae Pool	4.500%, $3,719,598 par, due 6/1/2056	(1)	4,167,029
Fannie Mae Pool	3.500%, $1,752,675 par, due 11/1/2046	(1)	1,878,829
Fannie Mae Pool	4.000%, $2,033,010 par, due 7/1/2056	(1)	2,212,633
Fannie Mae Pool	4.500%, $1,338,340 par, due 11/1/2048	(1)	1,454,139
Fannie Mae Pool	3.000%, $1,040,273 par, due 1/1/2035	(1)	1,100,871
Fannie Mae Pool	3.000%, $899,830 par, due 1/1/2035	(1)	948,008
Fannie Mae Pool	3.000%, $578,293 par, due 1/1/2035	(1)	607,551
Fannie Mae Pool	2.500%, $2,149,266 par, due 12/1/2034	(1)	2,240,885
Fannie Mae Pool	3.000%, $1,429,135 par, due 12/1/2049	(1)	1,497,766
Fannie Mae Pool	3.000%, $359,270 par, due 2/1/2031	(1)	378,530
Fannie Mae Pool	2.500%, $586,966 par, due 6/1/2031	(1)	611,506
Fannie Mae Pool	2.500%, $571,060 par, due 6/1/2031	(1)	595,597
Fannie Mae Pool	2.500%, $626,681 par, due 6/1/2031	(1)	653,145
Fannie Mae Pool	2.500%, $681,600 par, due 6/1/2031	(1)	711,411
Fannie Mae Pool	3.000%, $714,242 par, due 5/1/2031	(1)	751,331
Fannie Mae Pool	2.500%, $798,822 par, due 9/1/2034	(1)	827,675
Fannie Mae Pool	2.500%, $1,654,276 par, due 10/1/2034	(1)	1,720,159
Fannie Mae Pool	2.500%, $1,237,280 par, due 10/1/2034	(1)	1,282,264
Fannie Mae REMIC Trust 2005-W1	6.500%, $116,387 par, due 10/25/2044	(1)	135,541
Fannie Mae REMICS	5.500%, $176,115 par, due 4/25/2035	(1)	200,970
Fannie Mae Trust 2003-W6	6.500%, $65,745 par, due 9/25/2042	(1)	74,942
Fannie Mae Trust 2003-W8	7.000%, $10,731 par, due 10/25/2042	(1)	12,203
Fannie Mae Trust 2004-W2	7.000%, $62,705 par, due 2/25/2044	(1)	72,241
Fannie Mae-Aces	2.263%, $82,183 par, due 2/25/2023	(1)	82,282
Federal Realty Investment Trust	2.750%, $1,632,000 par, due 6/1/2023	(1)	1,664,506
FedEx Corp	4.250%, $1,170,000 par, due 5/15/2030	(1)	1,331,693
FedEx Corp	4.200%, $1,104,000 par, due 10/17/2028	(1)	1,248,394
Fifth Third Bancorp	3.650%, $1,310,000 par, due 1/25/2024	(1)	1,372,576
Fifth Third Bancorp	2.375%, $730,000 par, due 1/28/2025	(1)	749,683
Fiserv Inc	3.800%, $1,630,000 par, due 10/1/2023	(1)	1,704,062
Fiserv Inc	2.750%, $390,000 par, due 7/1/2024	(1)	403,462
Fiserv Inc	3.200%, $570,000 par, due 7/1/2026	(1)	602,995
Florida Gas Transmission Co LLC	4.350%, $1,780,000 par, due 7/15/2025	(1)	1,921,955
FMC Corp	3.450%, $670,000 par, due 10/1/2029	(1)	714,044
    44    (Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2021
	Description of investment, including
	maturity date, rate of interest,
Identity of issuer, borrower, lessor, or similar party	collateral, par, or maturing value	Cost	Current value
FMC Corp	4.100%, $1,000,000 par, due 2/1/2024	(1)	$1,048,415
Ford Credit Auto Owner Trust	1.060%, $7,395,000 par, due 4/15/2033	(1)	7,247,847
Ford Credit Auto Owner Trust 2017-REV2	2.360%, $2,617,000 par, due 3/15/2029	(1)	2,650,157
Ford Credit Auto Owner Trust 2020-REV1	2.040%, $4,800,000 par, due 8/15/2031	(1)	4,887,562
Ford Credit Auto Owner Trust 2021-REV1	1.370%, $3,705,000 par, due 10/17/2033	(1)	3,660,729
Ford Motor Credit Co LLC	3.350%, $1,300,000 par, due 11/1/2022	(1)	1,316,250
Fortune Brands Home & Security Inc	4.000%, $983,000 par, due 9/21/2023	(1)	1,029,930
Freddie Mac Gold Pool	6.000%, $123,713 par, due 8/1/2038	(1)	143,558
Freddie Mac Gold Pool	6.000%, $36,727 par, due 9/1/2038	(1)	42,616
Freddie Mac Gold Pool	6.000%, $219,248 par, due 8/1/2038	(1)	254,415
Freddie Mac Gold Pool	3.500%, $105,425 par, due 2/1/2043	(1)	113,376
Freddie Mac Gold Pool	3.000%, $1,408,759 par, due 1/1/2043	(1)	1,489,027
Freddie Mac Gold Pool	4.000%, $980,493 par, due 4/1/2046	(1)	1,071,845
Freddie Mac Gold Pool	4.000%, $803,949 par, due 1/1/2047	(1)	879,102
Freddie Mac Gold Pool	3.500%, $111,217 par, due 12/1/2025	(1)	117,140
Freddie Mac Gold Pool	4.000%, $107,027 par, due 2/1/2026	(1)	112,631
Freddie Mac Gold Pool	3.000%, $605,890 par, due 8/1/2027	(1)	635,305
Freddie Mac Multifam Struct PT Cert	3.062%, $5,800,000 par, due 11/25/2023	(1)	5,988,871
Freddie Mac Multifam Struct PT Cert	0.574%, $46,610 par, due 9/25/2023	(1)	46,670
Freddie Mac Multifamily Structured PT Certificates	2.282%, $4,105,000 par, due 7/25/2026	(1)	4,252,267
Freddie Mac Multifamily Structured PT Certificates	2.862%, $6,240,000 par, due 5/25/2026	(1)	6,601,234
Freddie Mac Non Gold Pool	2.609%, $34,391 par, due 7/1/2034	(1)	35,141
Freddie Mac Non Gold Pool	2.029%, $50,039 par, due 12/1/2036	(1)	50,678
Freddie Mac Non Gold Pool	2.025%, $24,949 par, due 11/1/2040	(1)	26,212
Freddie Mac Non Gold Pool	2.125%, $47,875 par, due 2/1/2042	(1)	50,258
Freddie Mac Non Gold Pool	1.975%, $264,378 par, due 1/1/2044	(1)	275,177
Freddie Mac Non Gold Pool	1.850%, $281,392 par, due 8/1/2044	(1)	291,584
Freddie Mac Non Gold Pool	2.917%, $461,193 par, due 7/1/2047	(1)	478,411
Freddie Mac Non Gold Pool	3.017%, $167,517 par, due 8/1/2047	(1)	174,135
Freddie Mac Non Gold Pool	2.548%, $968,360 par, due 10/1/2047	(1)	997,903
Freddie Mac Pool	2.500%, $7,618,293 par, due 12/1/2034	(1)	7,924,404
Freddie Mac Pool	3.000%, $557,630 par, due 1/1/2035	(1)	587,162
Freddie Mac Pool	3.000%, $669,074 par, due 1/1/2035	(1)	707,583
Freddie Mac Pool	3.500%, $114,832 par, due 8/1/2049	(1)	121,103
Freddie Mac Pool	2.500%, $1,894,351 par, due 12/1/2034	(1)	1,975,189
Freddie Mac Pool	2.500%, $1,779,847 par, due 1/1/2035	(1)	1,854,723
Freddie Mac Pool	2.500%, $5,345,627 par, due 1/1/2035	(1)	5,566,401
Freddie Mac Pool	3.000%, $455,089 par, due 1/1/2035	(1)	478,866
Freddie Mac Pool	3.000%, $3,759,138 par, due 1/1/2050	(1)	3,937,573
Freddie Mac Pool	2.000%, $5,352,491 par, due 11/1/2050	(1)	5,358,742
Freddie Mac Pool	3.000%, $3,761,328 par, due 11/1/2049	(1)	3,941,984
Freddie Mac Pool	3.000%, $3,554,945 par, due 12/1/2049	(1)	3,727,701
Freddie Struct PT Cert	7.000%, $518,455 par, due 7/25/2043	(1)	617,043
General Dynamics Corp	3.500%, $160,000 par, due 5/15/2025	(1)	170,639
General Dynamics Corp	3.250%, $1,400,000 par, due 4/1/2025	(1)	1,480,360
General Mills Inc	2.600%, $955,000 par, due 10/12/2022	(1)	969,075
General Mills Inc	2.875%, $895,000 par, due 4/15/2030	(1)	934,963
General Mills Inc	3.700%, $550,000 par, due 10/17/2023	(1)	575,565
General Motors Financial Co Inc	2.400%, $1,940,000 par, due 10/15/2028	(1)	1,936,312
General Motors Financial Co Inc	3.550%, $1,260,000 par, due 7/8/2022	(1)	1,278,299
Georgia-Pacific LLC	2.100%, $675,000 par, due 4/30/2027	(1)	683,766
Georgia-Pacific LLC	3.734%, $1,725,000 par, due 7/15/2023	(1)	1,786,243
Ginnie Mae II pool	2.000%, $74,348 par, due 3/20/2042	(1)	77,740
Ginnie Mae II Pool	4.584%, $948,461 par, due 1/20/2067	(1)	1,026,008
Ginnie Mae II Pool	4.385%, $1,036,770 par, due 12/20/2066	(1)	1,113,538
Ginnie Mae II Pool	4.427%, $2,059,219 par, due 2/20/2067	(1)	2,197,357
Ginnie Mae II Pool	4.564%, $2,255,151 par, due 1/20/2067	(1)	2,431,542
Ginnie Mae II Pool	4.575%, $1,761,530 par, due 3/20/2065	(1)	1,863,713
Ginnie Mae II pool	1.480%, $694,816 par, due 6/20/2058	(1)	706,256
Ginnie Mae II pool	0.711%, $1,867,980 par, due 5/20/2058	(1)	1,887,001
GlaxoSmithKline Capital Inc	3.625%, $700,000 par, due 5/15/2025	(1)	754,111
GlaxoSmithKline Capital PLC	3.000%, $1,270,000 par, due 6/1/2024	(1)	1,328,969
GM Financial Revolving Receivables Trust 2021-1	1.170%, $2,410,000 par, due 6/12/2034	(1)	2,369,567
GNMA	0.981%, $1,374,320 par, due 12/20/2066	(1)	1,396,772
GNMA	1.081%, $2,885,684 par, due 12/20/2066	(1)	2,939,560
GNMA	0.731%, $777,221 par, due 10/20/2065	(1)	783,311
Goldman Sachs Group Inc/The	1.948%, $3,170,000 par, due 10/21/2027	(1)	3,157,948
Goldman Sachs Group Inc/The	3.625%, $1,513,000 par, due 2/20/2024	(1)	1,587,477
    45    (Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2021
	Description of investment, including
	maturity date, rate of interest,
Identity of issuer, borrower, lessor, or similar party	collateral, par, or maturing value	Cost	Current value
Goldman Sachs Group Inc/The	3.272%, $1,405,000 par, due 9/29/2025	(1)	$1,474,500
Goldman Sachs Group Inc/The	3.850%, $1,670,000 par, due 1/26/2027	(1)	1,795,763
Goldman Sachs Group Inc/The	3.500%, $630,000 par, due 1/23/2025	(1)	664,086
Goldman Sachs Group Inc/The	1.542%, $2,410,000 par, due 9/10/2027	(1)	2,362,566
Government National Mortgage Association	0.801%, $4,811,793 par, due 1/20/2069	(1)	4,898,492
GS Mortgage Securities Trust 2013-GC16	4.271%, $2,004,000 par, due 11/10/2046	(1)	2,097,416
GS Mortgage Securities Trust 2014-GC26	3.629%, $6,460,000 par, due 11/10/2047	(1)	6,801,753
GSMS 2012-GCJ7 A4 9.2-Yr CMBS	3.377%, $288,513 par, due 5/10/2045	(1)	288,450
Gulfstream Natural Gas System LLC	6.190%, $1,510,000 par, due 11/1/2025	(1)	1,738,806
Halliburton Co	3.500%, $22,000 par, due 8/1/2023	(1)	22,715
Halliburton Co	2.920%, $1,730,000 par, due 3/1/2030	(1)	1,781,424
Halliburton Co	3.800%, $106,000 par, due 11/15/2025	(1)	114,003
Healthpeak Properties Inc	3.500%, $580,000 par, due 7/15/2029	(1)	629,476
Healthpeak Properties Inc	3.250%, $750,000 par, due 7/15/2026	(1)	796,796
Healthpeak Properties Inc	2.875%, $1,470,000 par, due 1/15/2031	(1)	1,530,311
Heineken NV	3.500%, $960,000 par, due 1/29/2028	(1)	1,034,505
Helios Leasing I LLC	1.562%, $246,920 par, due 9/28/2024	(1)	249,098
Hexcel Corp	4.200%, $1,230,000 par, due 2/15/2027	(1)	1,321,422
HOUSTON TX UTILITY SYS REVENUE	3.973%, $685,000 par, due 11/15/2031	(1)	771,488
HP Inc	1.450%, $1,090,000 par, due 6/17/2026	(1)	1,069,019
HSBC Holdings PLC	3.262%, $1,530,000 par, due 3/13/2023	(1)	1,537,237
HSBC Holdings PLC	4.292%, $2,280,000 par, due 9/12/2026	(1)	2,462,617
HSBC Holdings PLC	3.803%, $2,187,000 par, due 3/11/2025	(1)	2,295,368
HSBC Holdings PLC	2.013%, $2,200,000 par, due 9/22/2028	(1)	2,155,091
HSBC Holdings PLC	4.583%, $400,000 par, due 6/19/2029	(1)	448,447
HSBC Holdings PLC	2.871%, $1,970,000 par, due 11/22/2032	(1)	1,988,691
Huntington National Bank/The	3.550%, $1,511,000 par, due 10/6/2023	(1)	1,577,221
Ingredion Inc	3.200%, $600,000 par, due 10/1/2026	(1)	636,090
Intel Corp	3.900%, $1,140,000 par, due 3/25/2030	(1)	1,295,962
International Business Machines Corp	3.000%, $4,812,000 par, due 5/15/2024	(1)	5,027,563
Interstate Power and Light Co	4.100%, $1,200,000 par, due 9/26/2028	(1)	1,332,031
Interstate Power and Light Co	3.250%, $870,000 par, due 12/1/2024	(1)	913,477
Jackson National Life Global Funding	2.650%, $1,470,000 par, due 6/21/2024	(1)	1,517,799
JobsOhio Beverage System	2.833%, $610,000 par, due 1/1/2038	(1)	628,867
John Deere Capital Corp	1.750%, $465,000 par, due 3/9/2027	(1)	468,468
Johns Hopkins Health System Corp/The	2.420%, $1,935,000 par, due 1/1/2030	(1)	1,920,679
JPMBB Commercial Mortgage Sec Trust 2014-C24	3.639%, $3,400,000 par, due 11/15/2047	(1)	3,580,513
JPMBB Commercial Mortgage Sec Trust 2014-C26	3.494%, $2,245,000 par, due 1/15/2048	(1)	2,362,858
JPMorgan Chase & Co	2.182%, $2,500,000 par, due 6/1/2028	(1)	2,522,075
JPMorgan Chase & Co	2.069%, $660,000 par, due 6/1/2029	(1)	655,174
JPMorgan Chase & Co	0.768%, $640,000 par, due 8/9/2025	(1)	629,988
JPMorgan Chase & Co	4.452%, $1,370,000 par, due 12/5/2029	(1)	1,556,095
JPMorgan Chase & Co	3.782%, $770,000 par, due 2/1/2028	(1)	834,060
JPMorgan Chase & Co	4.203%, $810,000 par, due 7/23/2029	(1)	906,814
JPMorgan Chase & Co	3.797%, $121,000 par, due 7/23/2024	(1)	126,115
JPMorgan Chase & Co	3.960%, $890,000 par, due 1/29/2027	(1)	962,111
JPMorgan Chase & Co	1.578%, $1,620,000 par, due 4/22/2027	(1)	1,601,778
JPMorgan Chase & Co	3.559%, $1,240,000 par, due 4/23/2024	(1)	1,281,503
JPMorgan Chase & Co	1.470%, $2,970,000 par, due 9/22/2027	(1)	2,913,009
JPMorgan Chase & Co	2.301%, $1,010,000 par, due 10/15/2025	(1)	1,033,159
JPMorgan Chase & Co	0.969%, $950,000 par, due 6/23/2025	(1)	940,937
JPMorgan Chase Comml Mtg Sec Tr	4.166%, $770,000 par, due 12/15/2046	(1)	804,709
JPMorgan Comm Mtg Sec Tr	3.483%, $192,147 par, due 6/15/2045	(1)	193,241
JPMorgan Comm Mtg Sec Tr	3.143%, $2,455,951 par, due 12/15/2047	(1)	2,499,554
Kellogg Co	3.400%, $690,000 par, due 11/15/2027	(1)	743,865
Kentucky Higher Education Student Loan Corp	1.152%, $4,573,178 par, due 11/25/2050	(1)	4,626,410
KeyBank NA/Cleveland OH	3.400%, $1,320,000 par, due 5/20/2026	(1)	1,407,152
KeyCorp	2.250%, $840,000 par, due 4/6/2027	(1)	854,307
Kimco Realty Corp	2.250%, $2,140,000 par, due 12/1/2031	(1)	2,087,733
Kimco Realty Corp	2.700%, $330,000 par, due 3/1/2024	(1)	338,923
Kinder Morgan Inc	1.750%, $1,610,000 par, due 11/15/2026	(1)	1,604,682
King County Public Hospital District No 2	2.601%, $2,045,000 par, due 12/1/2034	(1)	2,081,851
KLA Corp	4.100%, $1,330,000 par, due 3/15/2029	(1)	1,502,542
Lake Central Multi-District School Building Corp	1.651%, $1,695,000 par, due 7/15/2028	(1)	1,679,931
Lake Orion Community School District	2.434%, $2,250,000 par, due 5/1/2026	(1)	2,343,848
Lam Research Corp	3.750%, $550,000 par, due 3/15/2026	(1)	599,000
Lam Research Corp	4.000%, $270,000 par, due 3/15/2029	(1)	302,571
Leland Stanford Junior University/The	1.289%, $975,000 par, due 6/1/2027	(1)	960,782
    46    (Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2021
	Description of investment, including
	maturity date, rate of interest,
Identity of issuer, borrower, lessor, or similar party	collateral, par, or maturing value	Cost	Current value
Lennox International Inc	1.350%, $1,190,000 par, due 8/1/2025	(1)	$1,175,202
Lennox International Inc	1.700%, $490,000 par, due 8/1/2027	(1)	481,794
Los Angeles Community College District/CA	1.606%, $1,500,000 par, due 8/1/2028	(1)	1,493,700
Lowe's Cos Inc	1.700%, $1,300,000 par, due 9/15/2028	(1)	1,274,965
M&T Bank Corp	0.805%, $560,000 par, due 7/26/2023	(1)	564,012
Magellan Midstream Partners LP	5.000%, $1,005,000 par, due 3/1/2026	(1)	1,122,080
Magellan Midstream Partners LP	3.250%, $1,108,000 par, due 6/1/2030	(1)	1,164,828
Marathon Oil Corp	4.400%, $1,600,000 par, due 7/15/2027	(1)	1,753,701
Marathon Petroleum Corp	4.700%, $1,470,000 par, due 5/1/2025	(1)	1,604,295
Marsh & McLennan Cos Inc	3.300%, $1,020,000 par, due 3/14/2023	(1)	1,046,832
Marsh & McLennan Cos Inc	4.375%, $1,320,000 par, due 3/15/2029	(1)	1,505,921
Martin Marietta Materials Inc	2.500%, $670,000 par, due 3/15/2030	(1)	676,573
Masco Corp	2.000%, $1,790,000 par, due 10/1/2030	(1)	1,720,233
Massachusetts Institute of Technology	3.959%, $500,000 par, due 7/1/2038	(1)	608,316
Massachusetts School Building Authority	1.753%, $1,750,000 par, due 8/15/2030	(1)	1,730,575
Massachusetts Water Resources Authority	2.390%, $3,000,000 par, due 8/1/2033	(1)	3,038,130
MassMutual Global Funding II	3.400%, $4,845,000 par, due 3/8/2026	(1)	5,178,913
Maxim Integrated Products Inc	3.450%, $310,000 par, due 6/15/2027	(1)	334,403
McCormick & Co Inc/MD	2.700%, $734,000 par, due 8/15/2022	(1)	741,603
McCormick & Co Inc/MD	3.150%, $2,220,000 par, due 8/15/2024	(1)	2,318,242
McCormick & Co Inc/MD	3.400%, $1,230,000 par, due 8/15/2027	(1)	1,323,805
McDonald's Corp	1.450%, $990,000 par, due 9/1/2025	(1)	999,275
McDonald's Corp	3.600%, $365,000 par, due 7/1/2030	(1)	403,746
McDonald's Corp	3.500%, $780,000 par, due 7/1/2027	(1)	846,417
MD Comm Dev Admin Housing Rev	3.500%, $220,000 par, due 9/1/2047	(1)	227,440
Medtronic Inc	3.500%, $258,000 par, due 3/15/2025	(1)	274,796
Merck & Co Inc	1.700%, $2,230,000 par, due 6/10/2027	(1)	2,244,787
Merck & Co Inc	1.900%, $740,000 par, due 12/10/2028	(1)	743,692
METLIFE SECURITIZATION TRUST 2019-1	3.750%, $938,145 par, due 4/25/2058	(1)	960,800
Metropolitan Atlanta Rapid Transit Authority	2.561%, $3,445,000 par, due 7/1/2034	(1)	3,470,390
Microchip Technology Inc	4.333%, $1,140,000 par, due 6/1/2023	(1)	1,188,370
Mid-America Apartments LP	1.700%, $550,000 par, due 2/15/2031	(1)	525,823
Mid-America Apartments LP	1.100%, $160,000 par, due 9/15/2026	(1)	154,745
Mid-America Apartments LP	3.950%, $420,000 par, due 3/15/2029	(1)	469,271
Mill City Mortgage Loan Trust 2017-1	2.750%, $44,150 par, due 11/25/2058	(1)	44,281
Missouri Higher Education Loan Authority	0.672%, $1,703,206 par, due 8/25/2061	(1)	1,693,975
Mitsubishi UFJ Financial Group Inc	2.193%, $1,600,000 par, due 2/25/2025	(1)	1,632,330
Mitsubishi UFJ Financial Group Inc	1.538%, $2,180,000 par, due 7/20/2027	(1)	2,142,415
Mitsubishi UFJ Financial Group Inc	1.640%, $1,440,000 par, due 10/13/2027	(1)	1,422,040
MMAF Equipment Finance LLC 2017-A	2.680%, $2,036,491 par, due 7/16/2027	(1)	2,052,530
MMAF Equipment Finance LLC 2017-B	2.410%, $979,617 par, due 11/15/2024	(1)	985,534
MMAF Equipment Finance LLC 2018-A	3.390%, $1,203,344 par, due 1/10/2025	(1)	1,219,033
MMAF Equipment Finance LLC 2019-A	2.930%, $1,805,000 par, due 3/10/2026	(1)	1,850,217
MMAF Equipment Finance LLC 2019-B	2.010%, $4,090,000 par, due 12/12/2024	(1)	4,134,671
MO State Higher Ed Std Asst	1.104%, $1,065,931 par, due 5/20/2030	(1)	1,068,886
Mondelez International Holdings Netherlands BV	2.250%, $1,315,000 par, due 9/19/2024	(1)	1,344,727
Mondelez International Holdings Netherlands BV	1.250%, $1,100,000 par, due 9/24/2026	(1)	1,072,537
Monongahela Power Co	4.100%, $2,137,000 par, due 4/15/2024	(1)	2,248,447
Morgan Stanley	2.720%, $540,000 par, due 7/22/2025	(1)	556,579
Morgan Stanley	2.188%, $1,280,000 par, due 4/28/2026	(1)	1,305,659
Morgan Stanley	1.593%, $710,000 par, due 5/4/2027	(1)	702,801
Morgan Stanley	1.512%, $1,080,000 par, due 7/20/2027	(1)	1,063,590
Morgan Stanley	1.164%, $1,310,000 par, due 10/21/2025	(1)	1,299,941
Morgan Stanley	3.700%, $1,000,000 par, due 10/23/2024	(1)	1,065,180
Morgan Stanley	3.950%, $600,000 par, due 4/23/2027	(1)	660,139
Morgan Stanley	3.875%, $940,000 par, due 1/27/2026	(1)	1,016,957
Morgan Stanley	3.625%, $2,465,000 par, due 1/20/2027	(1)	2,674,081
Morgan Stanley	4.431%, $610,000 par, due 1/23/2030	(1)	695,718
Morgan Stanley BAML Trust	3.176%, $2,240,727 par, due 8/15/2045	(1)	2,248,249
Morgan Stanley BAML Trust	2.858%, $1,471,813 par, due 11/15/2045	(1)	1,480,790
Morgan Stanley BAML Trust	3.102%, $2,170,000 par, due 5/15/2046	(1)	2,207,294
Morgan Stanley BAML Trust 2014 C19	3.526%, $3,020,000 par, due 12/15/2047	(1)	3,170,067
Morgan Stanley BAML Trust 2014-C15	4.051%, $1,155,000 par, due 4/15/2047	(1)	1,212,356
MPLX LP	1.750%, $810,000 par, due 3/1/2026	(1)	802,273
MPLX LP	4.000%, $490,000 par, due 3/15/2028	(1)	531,397
MS State Higher Ed Asst Co	0.783%, $698,729 par, due 10/25/2035	(1)	700,399
National Retail Properties Inc	4.300%, $650,000 par, due 10/15/2028	(1)	731,357
National Retail Properties Inc	3.900%, $1,590,000 par, due 6/15/2024	(1)	1,679,129
    47    (Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2021
	Description of investment, including
	maturity date, rate of interest,
Identity of issuer, borrower, lessor, or similar party	collateral, par, or maturing value	Cost	Current value
Navient Student Loan Trust 2016-6	0.853%, $195,112 par, due 3/25/2066	(1)	$195,438
Navient Student Loan Trust 2021-1	0.702%, $3,565,986 par, due 12/26/2069	(1)	3,568,022
NC State Edu Asst Auth	0.603%, $546,198 par, due 12/26/2039	(1)	542,828
Nelnet Student Loan Trust 2021-A	1.360%, $3,794,691 par, due 4/20/2062	(1)	3,728,621
Nelnet Student Loan Trust 2021-C	1.320%, $1,099,775 par, due 4/20/2062	(1)	1,082,663
Nelnet Student Loan Trust 2021-D	1.630%, $5,591,656 par, due 4/20/2062	(1)	5,555,288
Nestle Holdings Inc	1.150%, $1,360,000 par, due 1/14/2027	(1)	1,327,805
New York and Presbyterian Hospital/The	3.563%, $1,375,000 par, due 8/1/2036	(1)	1,525,222
New York Hospital for Special Surgery	3.737%, $285,000 par, due 4/1/2028	(1)	309,637
New York Life Global Funding	2.000%, $3,220,000 par, due 1/22/2025	(1)	3,287,791
New York State Dormitory Authority	2.657%, $1,535,000 par, due 2/15/2028	(1)	1,585,317
NextEra Energy Capital Holdings Inc	1.875%, $3,135,000 par, due 1/15/2027	(1)	3,153,594
Norfolk Southern Corp	3.650%, $460,000 par, due 8/1/2025	(1)	491,900
North Carolina Housing Finance Agency	2.870%, $355,000 par, due 7/1/2032	(1)	364,897
North Dakota Public Finance Authority	2.580%, $2,630,000 par, due 12/1/2034	(1)	2,611,248
North Texas Higher Education Authority Inc	0.672%, $3,100,000 par, due 9/25/2061	(1)	3,106,036
North Texas Higher Education Authority Inc	0.672%, $3,570,000 par, due 10/25/2061	(1)	3,549,794
Northern States Power Co/MN	2.600%, $1,965,000 par, due 5/15/2023	(1)	1,994,200
Northern States Power Co/WI	3.300%, $1,100,000 par, due 6/15/2024	(1)	1,143,311
Northrop Grumman Corp	4.400%, $465,000 par, due 5/1/2030	(1)	537,025
Northrop Grumman Corp	2.930%, $580,000 par, due 1/15/2025	(1)	604,401
Northrop Grumman Corp	3.250%, $1,865,000 par, due 1/15/2028	(1)	1,997,467
Northstar Edu Fin Inc	0.803%, $163,985 par, due 12/26/2031	(1)	164,056
NTT Finance Corp	1.162%, $1,960,000 par, due 4/3/2026	(1)	1,923,893
Nutrien Ltd	2.950%, $540,000 par, due 5/13/2030	(1)	568,820
NXP BV / NXP Funding LLC / NXP USA Inc	2.650%, $1,800,000 par, due 2/15/2032	(1)	1,807,567
Occidental Petroleum Corp	3.200%, $1,140,000 par, due 8/15/2026	(1)	1,174,787
OhioHealth Corp	2.297%, $1,410,000 par, due 11/15/2031	(1)	1,422,125
Oncor Electric Delivery Co LLC	2.750%, $2,652,000 par, due 6/1/2024	(1)	2,749,432
Oncor Electric Delivery Co LLC	2.750%, $1,160,000 par, due 5/15/2030	(1)	1,206,330
Oracle Corp	2.650%, $1,300,000 par, due 7/15/2026	(1)	1,336,707
Oracle Corp	2.950%, $2,220,000 par, due 11/15/2024	(1)	2,309,306
Oracle Corp	2.950%, $2,465,000 par, due 4/1/2030	(1)	2,495,453
Orlando Health Obligated Group	3.777%, $1,000,000 par, due 10/1/2028	(1)	1,091,256
Orlando Health Obligated Group	2.291%, $1,250,000 par, due 10/1/2028	(1)	1,252,071
Otis Worldwide Corp	2.056%, $1,625,000 par, due 4/5/2025	(1)	1,652,682
PacifiCorp	3.600%, $1,385,000 par, due 4/1/2024	(1)	1,451,696
PacifiCorp	2.700%, $475,000 par, due 9/15/2030	(1)	489,519
PacifiCorp	3.500%, $1,426,000 par, due 6/15/2029	(1)	1,542,511
Packaging Corp of America	3.400%, $1,100,000 par, due 12/15/2027	(1)	1,185,484
Parker-Hannifin Corp	2.700%, $884,000 par, due 6/14/2024	(1)	913,460
Parker-Hannifin Corp	3.300%, $1,600,000 par, due 11/21/2024	(1)	1,678,862
Parker-Hannifin Corp	3.500%, $680,000 par, due 9/15/2022	(1)	694,032
PepsiCo Inc	2.625%, $680,000 par, due 3/19/2027	(1)	712,439
PerkinElmer Inc	1.900%, $1,420,000 par, due 9/15/2028	(1)	1,387,536
Pernod Ricard International Finance LLC	1.250%, $860,000 par, due 4/1/2028	(1)	815,298
Petroleos Mexicanos	2.000%, $352,500 par, due 12/20/2022	(1)	355,352
Petroleos Mexicanos	1.950%, $110,000 par, due 12/20/2022	(1)	110,844
Petroleos Mexicanos	2.378%, $700,000 par, due 4/15/2025	(1)	715,825
Petroleos Mexicanos	2.290%, $243,750 par, due 2/15/2024	(1)	247,284
PHEAA Student Loan Trust 2016-2	1.053%, $1,471,009 par, due 11/25/2065	(1)	1,467,461
Phillips 66	3.900%, $1,210,000 par, due 3/15/2028	(1)	1,312,344
Phillips 66	4.300%, $350,000 par, due 4/1/2022	(1)	353,143
Pioneer Natural Resources Co	1.125%, $2,970,000 par, due 1/15/2026	(1)	2,885,913
PNC Bank NA	4.050%, $1,030,000 par, due 7/26/2028	(1)	1,155,762
PPG Industries Inc	2.400%, $1,050,000 par, due 8/15/2024	(1)	1,082,656
PPG Industries Inc	2.550%, $1,330,000 par, due 6/15/2030	(1)	1,352,750
Pricoa Global Funding I	1.200%, $630,000 par, due 9/1/2026	(1)	617,178
Providence Health & Services Obligated Group	4.379%, $275,000 par, due 10/1/2023	(1)	290,132
Providence St Joseph Health Obligated Group	2.746%, $1,242,000 par, due 10/1/2026	(1)	1,302,483
Providence St Joseph Health Obligated Group	2.532%, $1,355,000 par, due 10/1/2029	(1)	1,399,093
PSNH Funding LLC 3	3.506%, $900,000 par, due 8/1/2028	(1)	961,005
Public Service Electric and Gas Co	1.900%, $1,760,000 par, due 8/15/2031	(1)	1,714,592
Raytheon Technologies Corp	4.125%, $1,300,000 par, due 11/16/2028	(1)	1,455,276
Raytheon Technologies Corp	3.700%, $1,635,000 par, due 12/15/2023	(1)	1,713,434
Raytheon Technologies Corp	2.250%, $970,000 par, due 7/1/2030	(1)	968,269
Reckitt Benckiser Treasury Services PLC	2.375%, $281,000 par, due 6/24/2022	(1)	283,104
Reckitt Benckiser Treasury Services PLC	2.750%, $1,680,000 par, due 6/26/2024	(1)	1,736,221
    48    (Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2021
	Description of investment, including
	maturity date, rate of interest,
Identity of issuer, borrower, lessor, or similar party	collateral, par, or maturing value	Cost	Current value
Regions Financial Corp	1.800%, $1,570,000 par, due 8/12/2028	(1)	$1,537,170
RELX Capital Inc	3.000%, $220,000 par, due 5/22/2030	(1)	230,868
RELX Capital Inc	3.500%, $740,000 par, due 3/16/2023	(1)	761,777
RELX Capital Inc	4.000%, $480,000 par, due 3/18/2029	(1)	532,832
RI State Std Ln Authority	0.765%, $2,000,475 par, due 9/1/2036	(1)	1,991,353
Roche Holdings Inc	1.930%, $3,755,000 par, due 12/13/2028	(1)	3,772,626
Rochester Gas and Electric Corp	3.100%, $2,070,000 par, due 6/1/2027	(1)	2,186,301
Rogers Communications Inc	3.625%, $775,000 par, due 12/15/2025	(1)	824,337
Rolls-Royce PLC	3.625%, $780,000 par, due 10/14/2025	(1)	791,700
Roper Technologies Inc	3.850%, $750,000 par, due 12/15/2025	(1)	808,628
Roper Technologies Inc	3.800%, $500,000 par, due 12/15/2026	(1)	548,034
Roper Technologies Inc	1.000%, $430,000 par, due 9/15/2025	(1)	420,317
Royal Bank of Canada	3.700%, $3,731,000 par, due 10/5/2023	(1)	3,913,304
Ryder System Inc	3.650%, $1,703,000 par, due 3/18/2024	(1)	1,791,321
Ryder System Inc	1.750%, $830,000 par, due 9/1/2026	(1)	824,477
Sabine Pass Liquefaction LLC	4.500%, $890,000 par, due 5/15/2030	(1)	1,004,868
San Diego Community College District	2.383%, $1,000,000 par, due 8/1/2033	(1)	1,000,950
San Diego Community College District	2.807%, $3,020,000 par, due 8/1/2032	(1)	3,153,484
San Jose Evergreen Community College District	2.440%, $1,100,000 par, due 8/1/2029	(1)	1,155,913
San Jose Redevelopment Agency Successor Agency	3.375%, $1,530,000 par, due 8/1/2034	(1)	1,606,500
San Ramon Valley Unified School District/CA	1.794%, $2,790,000 par, due 8/1/2029	(1)	2,776,775
SBA Small Business Investment Cos	2.518%, $3,263,081 par, due 9/10/2027	(1)	3,375,429
SBA Small Business Investment Cos	2.829%, $1,172,463 par, due 9/10/2025	(1)	1,199,824
SBA Small Business Investment Cos	1.667%, $2,751,977 par, due 3/10/2031	(1)	2,768,285
SBA Small Business Investment Cos	1.304%, $4,800,000 par, due 9/10/2031	(1)	4,775,990
SBA Small Business Investment Cos	2.078%, $4,234,081 par, due 3/10/2030	(1)	4,285,876
SBA Small Business Investment Cos	3.113%, $4,236,248 par, due 3/10/2029	(1)	4,438,503
SBA Small Business Investment Cos	2.845%, $4,902,882 par, due 3/10/2027	(1)	5,054,406
SBA Small Business Investment Cos	2.283%, $3,450,125 par, due 9/10/2029	(1)	3,503,889
SBA Small Business Investment Cos	3.191%, $260,955 par, due 3/10/2024	(1)	264,379
SBA Small Business Investment Cos	2.517%, $1,778,434 par, due 3/10/2025	(1)	1,805,019
SBA Small Business Investment Cos	3.015%, $170,109 par, due 9/10/2024	(1)	170,952
SBA Small Business Investment Cos	2.507%, $1,393,905 par, due 3/10/2026	(1)	1,417,269
SBA Small Business Investment Cos	3.548%, $3,721,814 par, due 9/10/2028	(1)	3,939,130
SC State Std Ln Corp	1.268%, $637,507 par, due 10/27/2036	(1)	644,309
SC State Std Ln Corp	0.603%, $156,931 par, due 1/25/2041	(1)	156,015
SC State Std Ln Corp	0.849%, $982,844 par, due 5/1/2030	(1)	984,763
Schlumberger Finance Canada Ltd	2.650%, $620,000 par, due 11/20/2022	(1)	630,004
Sealed Air Corp	1.573%, $750,000 par, due 10/15/2026	(1)	727,624
Seasoned Credit Risk Transfer Trust Series 2018-3	3.500%, $3,438,329 par, due 8/25/2057	(1)	3,567,150
Seasoned Credit Risk Transfer Trust Series 2019-1	4.000%, $1,561,698 par, due 7/25/2058	(1)	1,662,727
Seasoned Credit Risk Transfer Trust Series 2019-2	4.000%, $1,848,847 par, due 8/25/2058	(1)	1,963,661
Seasoned Credit Risk Transfer Trust Series 2020-2	2.000%, $5,004,212 par, due 11/25/2059	(1)	4,998,932
Seasoned Credit Risk Transfer Trust Series 2020-3	2.500%, $4,626,874 par, due 5/25/2060	(1)	4,662,852
Shell International Finance BV	2.750%, $1,110,000 par, due 4/6/2030	(1)	1,160,547
Shell International Finance BV	3.250%, $395,000 par, due 5/11/2025	(1)	420,556
Sherwin-Williams Co/The	2.300%, $700,000 par, due 5/15/2030	(1)	698,783
Sherwin-Williams Co/The	3.300%, $911,000 par, due 2/1/2025	(1)	951,570
Sherwin-Williams Co/The	2.950%, $500,000 par, due 8/15/2029	(1)	526,479
Sherwin-Williams Co/The	2.750%, $27,000 par, due 6/1/2022	(1)	27,186
Sherwin-Williams Co/The	3.450%, $860,000 par, due 6/1/2027	(1)	930,994
Siemens Financieringsmaatschappij NV	1.200%, $880,000 par, due 3/11/2026	(1)	866,081
Simon Property Group LP	2.000%, $1,620,000 par, due 9/13/2024	(1)	1,649,129
Simon Property Group LP	3.375%, $1,000,000 par, due 10/1/2024	(1)	1,052,061
SLM Student Loan Trust 2003-10	0.873%, $3,850,000 par, due 12/17/2068	(1)	3,860,595
SMALL BUSINESS ADMINISTRATION	2.130%, $467,677 par, due 1/1/2033	(1)	473,049
Solano County Community College District	1.641%, $2,370,000 par, due 8/1/2029	(1)	2,329,971
Solano County Community College District	1.479%, $890,000 par, due 8/1/2028	(1)	875,680
Southern California Edison Co	2.400%, $570,000 par, due 2/1/2022	(1)	570,846
Stanford Health Care	3.310%, $560,000 par, due 8/15/2030	(1)	602,303
Stanley Black & Decker Inc	3.400%, $1,630,000 par, due 3/1/2026	(1)	1,738,685
Starbucks Corp	2.000%, $715,000 par, due 3/12/2027	(1)	723,683
State of Hawaii	1.518%, $1,000,000 par, due 10/1/2028	(1)	985,910
State of Hawaii	2.422%, $855,000 par, due 10/1/2034	(1)	870,698
State of Hawaii	1.710%, $3,175,000 par, due 8/1/2028	(1)	3,171,253
State of Texas	2.704%, $2,410,000 par, due 4/1/2031	(1)	2,571,494
State of Texas	4.631%, $1,250,000 par, due 4/1/2033	(1)	1,526,737
State of Utah	4.554%, $155,000 par, due 7/1/2024	(1)	163,234
    49    (Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2021
	Description of investment, including
	maturity date, rate of interest,
Identity of issuer, borrower, lessor, or similar party	collateral, par, or maturing value	Cost	Current value
State of Utah	3.539%, $2,410,000 par, due 7/1/2025	(1)	$2,519,028
State of Wisconsin	2.501%, $2,000,000 par, due 5/1/2032	(1)	2,120,920
State of Wisconsin	2.002%, $1,580,000 par, due 5/1/2034	(1)	1,566,586
State Street Corp	2.653%, $2,470,000 par, due 5/15/2023	(1)	2,487,964
State Street Corp	3.776%, $567,000 par, due 12/3/2024	(1)	597,000
State Street Corp	1.684%, $2,310,000 par, due 11/18/2027	(1)	2,314,678
Student Loan Corp	0.924%, $511,531 par, due 4/25/2037	(1)	510,697
Student Loan Corp	0.802%, $429,088 par, due 7/25/2036	(1)	428,035
Sumitomo Mitsui Financial Group Inc	1.902%, $1,780,000 par, due 9/17/2028	(1)	1,746,541
Sumitomo Mitsui Financial Group Inc	2.348%, $3,180,000 par, due 1/15/2025	(1)	3,259,656
Tayarra Ltd	3.628%, $25,787 par, due 2/15/2022	(1)	25,872
Texas A&M University	3.256%, $750,000 par, due 5/15/2029	(1)	805,320
Texas A&M University	3.477%, $1,000,000 par, due 5/15/2031	(1)	1,095,160
Texas Transportation Commission	1.533%, $1,000,000 par, due 10/1/2029	(1)	978,160
Texas Transportation Commission State Highway Fund	5.178%, $1,200,000 par, due 4/1/2030	(1)	1,440,588
Thermo Fisher Scientific Inc	1.215%, $2,720,000 par, due 10/18/2024	(1)	2,717,443
Thermo Fisher Scientific Inc	1.750%, $650,000 par, due 10/15/2028	(1)	646,340
T-Mobile USA Inc	2.400%, $1,110,000 par, due 3/15/2029	(1)	1,121,739
Toronto-Dominion Bank/The	0.750%, $1,260,000 par, due 9/11/2025	(1)	1,226,866
Toronto-Dominion Bank/The	3.250%, $1,908,000 par, due 3/11/2024	(1)	1,994,200
TotalEnergies Capital International SA	2.434%, $250,000 par, due 1/10/2025	(1)	257,735
TotalEnergies Capital International SA	3.700%, $793,000 par, due 1/15/2024	(1)	833,675
Towd Point Mortgage Trust 2015-6	3.500%, $4,873 par, due 4/25/2055	(1)	4,869
Towd Point Mortgage Trust 2016-3	2.250%, $53,299 par, due 4/25/2056	(1)	53,312
Towd Point Mortgage Trust 2016-4	2.250%, $24,880 par, due 7/25/2056	(1)	24,963
Towd Point Mortgage Trust 2017-1	2.750%, $574,696 par, due 10/25/2056	(1)	579,650
Towd Point Mortgage Trust 2017-5	0.692%, $63,641 par, due 2/25/2057	(1)	63,608
Towd Point Mortgage Trust 2017-6	2.750%, $80,391 par, due 10/25/2057	(1)	81,382
Towd Point Mortgage Trust 2019-4	2.900%, $4,261,184 par, due 10/25/2059	(1)	4,343,165
Towd Point Mortgage Trust 2019-HY1	1.102%, $1,015,293 par, due 10/25/2048	(1)	1,019,360
Towd Point Mortgage Trust 2019-HY2	1.102%, $937,264 par, due 5/25/2058	(1)	940,782
Town of Andover MA	2.323%, $1,000,000 par, due 11/1/2033	(1)	1,006,310
Toyota Auto Loan Extended Note Trust 2019-1	2.560%, $3,255,000 par, due 11/25/2031	(1)	3,361,504
Toyota Auto Loan Extended Note Trust 2020-1	1.350%, $3,875,000 par, due 5/25/2033	(1)	3,865,270
Toyota Auto Loan Extended Note Trust 2021-1	1.070%, $5,980,000 par, due 2/27/2034	(1)	5,867,343
Toyota Motor Credit Corp	1.125%, $520,000 par, due 6/18/2026	(1)	512,399
Trane Technologies Global Holding Co Ltd	3.750%, $1,330,000 par, due 8/21/2028	(1)	1,453,888
Trane Technologies Luxembourg Finance SA	3.500%, $1,310,000 par, due 3/21/2026	(1)	1,389,873
Transcontinental Gas Pipe Line Co LLC	3.250%, $1,205,000 par, due 5/15/2030	(1)	1,271,350
Trinity Health	3.084%, $2,235,000 par, due 12/1/2034	(1)	2,391,294
Truist Bank	3.200%, $1,935,000 par, due 4/1/2024	(1)	2,025,837
Truist Financial Corp	4.000%, $390,000 par, due 5/1/2025	(1)	420,985
TSMC Arizona Corp	1.750%, $1,100,000 par, due 10/25/2026	(1)	1,101,153
TSMC Global Ltd	1.250%, $1,450,000 par, due 4/23/2026	(1)	1,421,154
TSMC Global Ltd	1.000%, $1,370,000 par, due 9/28/2027	(1)	1,294,143
UBS Commercial Mortgage Trust 2012-C1	3.400%, $8,648 par, due 5/10/2045	(1)	8,640
UBS Group AG	1.494%, $1,500,000 par, due 8/10/2027	(1)	1,464,145
UBS Group AG	2.859%, $340,000 par, due 8/15/2023	(1)	344,089
UBS Group AG	1.364%, $2,000,000 par, due 1/30/2027	(1)	1,955,866
UBS-Barclays Commercial Mortgage Trust 2012-C4	2.850%, $4,770,000 par, due 12/10/2045	(1)	4,804,902
UDR Inc	3.500%, $1,380,000 par, due 1/15/2028	(1)	1,480,280
Unilever Capital Corp	3.250%, $720,000 par, due 3/7/2024	(1)	753,849
Union Electric Co	2.950%, $1,460,000 par, due 3/15/2030	(1)	1,535,605
Union Electric Co	2.950%, $850,000 par, due 6/15/2027	(1)	894,644
Union Pacific Corp	3.500%, $457,000 par, due 6/8/2023	(1)	472,740
Union Pacific Corp	3.750%, $2,160,000 par, due 7/15/2025	(1)	2,334,249
Union Pacific Corp	2.950%, $481,000 par, due 1/15/2023	(1)	489,404
United States Small Business Administration	3.210%, $657,115 par, due 3/1/2034	(1)	687,434
United States Small Business Administration	5.540%, $52,989 par, due 9/1/2026	(1)	55,396
United States Small Business Administration	5.600%, $248,734 par, due 9/1/2028	(1)	267,744
United States Small Business Administration	3.230%, $696,055 par, due 2/1/2034	(1)	728,259
United States Small Business Administration	5.630%, $292,552 par, due 10/1/2028	(1)	316,883
United States Small Business Administration	3.370%, $1,673,421 par, due 10/1/2033	(1)	1,767,785
United States Small Business Administration	2.840%, $2,284,018 par, due 4/1/2037	(1)	2,391,363
United States Small Business Administration	2.850%, $1,906,947 par, due 10/1/2037	(1)	1,990,976
United States Small Business Administration	5.510%, $171,353 par, due 11/1/2027	(1)	184,702
United States Small Business Administration	5.310%, $146,645 par, due 5/1/2027	(1)	156,763
United States Small Business Administration	6.770%, $83,901 par, due 11/1/2028	(1)	92,564
    50    (Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2021
		Description of investment, including
		maturity date, rate of interest,
Identity of issuer, borrower, lessor, or similar party		collateral, par, or maturing value	Cost	Current value
	United States Small Business Administration	5.680%, $90,444 par, due 6/1/2028	(1)	$97,888
	United States Small Business Administration	2.980%, $1,074,496 par, due 6/1/2035	(1)	1,122,145
	United States Small Business Administration	2.810%, $457,697 par, due 12/1/2036	(1)	483,118
	United States Small Business Administration	2.810%, $2,512,673 par, due 6/1/2037	(1)	2,631,731
	United States Small Business Administration	2.780%, $2,235,477 par, due 12/1/2037	(1)	2,361,312
	United States Small Business Administration	5.720%, $840,119 par, due 1/1/2029	(1)	905,915
	United States Small Business Administration	3.150%, $1,073,538 par, due 7/1/2033	(1)	1,123,368
	United States Small Business Administration	2.800%, $1,284,327 par, due 1/1/2037	(1)	1,352,330
	United States Small Business Administration	2.980%, $1,067,138 par, due 7/1/2037	(1)	1,134,032
	United States Small Business Administration	2.880%, $751,577 par, due 7/1/2035	(1)	782,657
	United States Treasury Note/Bond	1.375%, $7,550,000 par, due 11/15/2031	(1)	7,463,885
	United States Treasury Note/Bond	0.875%, $29,600,000 par, due 6/30/2026	(1)	29,146,765
	United States Treasury Note/Bond	2.125%, $2,250,000 par, due 5/31/2026	(1)	2,338,243
	United States Treasury Note/Bond	2.875%, $2,000,000 par, due 11/30/2025	(1)	2,132,656
	United States Treasury Note/Bond	0.750%, $7,300,000 par, due 5/31/2026	(1)	7,154,000
	United States Treasury Note/Bond	1.250%, $16,000,000 par, due 5/31/2028	(1)	15,855,008
	United States Treasury Note/Bond	1.250%, $4,625,000 par, due 8/15/2031	(1)	4,527,440
	United States Treasury Note/Bond	3.000%, $2,000,000 par, due 10/31/2025	(1)	2,139,844
	United States Treasury Note/Bond	2.375%, $2,000,000 par, due 4/30/2026	(1)	2,098,516
	United States Treasury Note/Bond	0.250%, $29,950,000 par, due 10/31/2025	(1)	28,959,074
	United States Treasury Note/Bond	0.750%, $7,075,000 par, due 4/30/2026	(1)	6,938,474
	United States Treasury Note/Bond	1.250%, $14,000,000 par, due 4/30/2028	(1)	13,884,066
	United States Treasury Note/Bond	3.125%, $6,500,000 par, due 11/15/2028	(1)	7,230,743
	United States Treasury Note/Bond	0.625%, $27,529,000 par, due 5/15/2030	(1)	25,766,511
	United States Treasury Note/Bond	0.875%, $1,039,000 par, due 11/15/2030	(1)	988,917
	United States Treasury Note/Bond	0.250%, $7,425,000 par, due 9/30/2025	(1)	7,192,969
	United States Treasury Note/Bond	0.750%, $21,817,000 par, due 3/31/2026	(1)	21,413,887
	United States Treasury Note/Bond	0.625%, $11,700,000 par, due 7/31/2026	(1)	11,383,281
	United States Treasury Note/Bond	2.875%, $8,000,000 par, due 7/31/2025	(1)	8,504,688
	United States Treasury Note/Bond	0.375%, $14,975,000 par, due 1/31/2026	(1)	14,494,168
	United States Treasury Note/Bond	2.625%, $16,000,000 par, due 2/15/2029	(1)	17,311,872
	United States Treasury Note/Bond	1.500%, $35,100,000 par, due 2/15/2030	(1)	35,315,268
	United States Treasury Note/Bond	0.625%, $16,320,000 par, due 8/15/2030	(1)	15,236,254
	UnitedHealth Group Inc	3.500%, $1,310,000 par, due 2/15/2024	(1)	1,380,796
	University of California	3.349%, $1,170,000 par, due 7/1/2029	(1)	1,285,444
	University of Colorado	2.447%, $965,000 par, due 6/1/2026	(1)	1,006,910
	University of North Carolina at Chapel Hill	3.327%, $500,000 par, due 12/1/2036	(1)	554,085
	UNIVERSITY OF PENNSYLVANIA	2.942%, $1,500,000 par, due 8/15/2039	(1)	1,560,360
	US Bancorp	2.400%, $980,000 par, due 7/30/2024	(1)	1,012,707
	US Bank NA/Cincinnati OH	2.050%, $820,000 par, due 1/21/2025	(1)	838,957
	US Bank NA/Cincinnati OH	2.800%, $540,000 par, due 1/27/2025	(1)	564,175
	USAA Capital Corp	2.125%, $190,000 par, due 5/1/2030	(1)	190,160
	Ventas Realty LP	4.400%, $1,370,000 par, due 1/15/2029	(1)	1,556,049
	Ventas Realty LP	3.500%, $721,000 par, due 2/1/2025	(1)	760,293
	Ventas Realty LP	2.650%, $200,000 par, due 1/15/2025	(1)	206,111
	Verizon Communications Inc	2.625%, $530,000 par, due 8/15/2026	(1)	552,080
	Verizon Communications Inc	2.100%, $2,390,000 par, due 3/22/2028	(1)	2,396,486
	Verizon Communications Inc	4.125%, $460,000 par, due 3/16/2027	(1)	511,312
	Verizon Communications Inc	2.355%, $1,603,000 par, due 3/15/2032	(1)	1,581,425
	Verizon Owner Trust 2018-A	3.230%, $11,796 par, due 4/20/2023	(1)	11,815
	Verizon Owner Trust 2019-A	2.930%, $718,637 par, due 9/20/2023	(1)	722,573
	Verizon Owner Trust 2019-C	1.940%, $5,808,832 par, due 4/22/2024	(1)	5,848,634
	Verizon Owner Trust 2020-C	0.410%, $4,820,000 par, due 4/21/2025	(1)	4,797,953
	Vermont Std Asst Corp	0.803%, $1,606,349 par, due 7/28/2034	(1)	1,599,747
	Virginia Housing Development Authority	3.100%, $361,579 par, due 6/25/2041	(1)	365,130
	Vodafone Group PLC	4.125%, $880,000 par, due 5/30/2025	(1)	951,216
	Volkswagen Group of America Finance LLC	3.350%, $700,000 par, due 5/13/2025	(1)	736,778
	Volkswagen Group of America Finance LLC	2.850%, $590,000 par, due 9/26/2024	(1)	610,212
	Walt Disney Co/The	3.800%, $1,385,000 par, due 3/22/2030	(1)	1,555,140
	Washington & Multnomah Counties School Dist No 48J	1.407%, $2,355,000 par, due 6/15/2027	(1)	2,340,093
	WEC Energy Group Inc	2.200%, $665,000 par, due 12/15/2028	(1)	664,530
	WEC Energy Group Inc	3.550%, $386,000 par, due 6/15/2025	(1)	408,876
*	Wells Fargo Commercial Mortgage Trust 2013-LC12	4.218%, $743,000 par, due 7/15/2046	(1)	769,368
	Welltower Inc	3.625%, $308,000 par, due 3/15/2024	(1)	323,977
	Welltower Inc	4.125%, $2,191,000 par, due 3/15/2029	(1)	2,452,154
	Welltower Inc	2.050%, $550,000 par, due 1/15/2029	(1)	541,782
	West Haymarket Joint Public Agency	5.400%, $1,250,000 par, due 12/15/2030	(1)	1,531,362
	WFRBS Commercial Mortgage Trust 2013-C11	3.071%, $3,562,078 par, due 3/15/2045	(1)	3,610,971
    51    (Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2021
	Description of investment, including
	maturity date, rate of interest,
Identity of issuer, borrower, lessor, or similar party	collateral, par, or maturing value	Cost	Current value
WFRBS Commercial Mortgage Trust 2013-C12	3.198%, $2,585,047 par, due 3/15/2048	(1)	$2,625,043
WFRBS Commercial Mortgage Trust 2013-C17	4.023%, $468,000 par, due 12/15/2046	(1)	487,339
WFRBS Commercial Mortgage Trust 2013-UBS1	4.079%, $1,130,330 par, due 3/15/2046	(1)	1,178,785
WFRBS Commercial Mortgage Trust 2014-C20	3.995%, $3,274,000 par, due 5/15/2047	(1)	3,429,875
Wisconsin Electric Power Co	2.050%, $1,920,000 par, due 12/15/2024	(1)	1,965,030
WISCONSIN ST GEN FUND APPROP	2.096%, $1,480,000 par, due 5/1/2026	(1)	1,515,816
WRKCo Inc	4.650%, $330,000 par, due 3/15/2026	(1)	368,130
WRKCo Inc	3.000%, $1,260,000 par, due 9/15/2024	(1)	1,313,794
WRKCo Inc	3.900%, $920,000 par, due 6/1/2028	(1)	1,008,010
Xcel Energy Inc	1.750%, $465,000 par, due 3/15/2027	(1)	461,110
Yale University	1.482%, $1,465,000 par, due 4/15/2030	(1)	1,431,324
BlackRock Treasury Trust Fund	41,359,466 shares	(1)	41,359,466
			1,474,202,983
	Accrued income receivable		6,548,176
	Payable for securities purchased on a forward
	commitment basis		(37,021,829)
	Receivable for securities sold on a forward
	commitment basis		10,201,667
	Receivables for investment payments due		108,981
	Total		1,454,039,978

American General Life Ins. Co.	1.72%	(1)	—
Massachsetts Mutual Life Ins. Co.	1.89%	(1)	—
Nationwide Life Ins. Co.	1.95%	(1)	—
Pacific Life Ins. Co.	2.05%	(1)	—
Prudential Ins. Co. of America	2.11%	(1)	—
Royal Bank of Canada	1.79%	(1)	—
State Street Bank and TrustCo.	1.95%	(1)	—
Transamerica Premier Life Ins. Co.	1.98%	(1)	—
Voya Ins. and Annuity Co.	1.76%	(1)	—
3M Co	2.650%, $230,000 par, due 4/15/2025	(1)	240,157
AbbVie Inc	2.950%, $785,000 par, due 11/21/2026	(1)	827,649
AbbVie Inc	3.200%, $1,285,000 par, due 11/21/2029	(1)	1,375,194
AerCap Ireland Capital DAC	1.650%, $1,090,000 par, due 10/29/2024	(1)	1,088,256
Ally Auto Rec	1.840%, $82,651 par, due 11/15/2022	(1)	83,063
Altria Group Inc	2.350%, $525,000 par, due 5/6/2025	(1)	537,542
Amazon.com Inc	1.650%, $1,065,000 par, due 5/12/2028	(1)	1,067,375
American Electric Power Co Inc	1.000%, $570,000 par, due 11/1/2025	(1)	557,608
American Honda Finance Corp	2.000%, $650,000 par, due 3/24/2028	(1)	656,962
American International Group Inc	3.900%, $440,000 par, due 4/1/2026	(1)	477,105
American Tower Corp	1.875%, $1,125,000 par, due 10/15/2030	(1)	1,064,273
Amgen Inc	2.200%, $1,065,000 par, due 2/21/2027	(1)	1,090,784
Anheuser-Busch InBev SA/NV	3.650%, $725,000 par, due 2/1/2026	(1)	778,766
Anthem Inc	2.375%, $310,000 par, due 1/15/2025	(1)	319,750
Anthem Inc	2.375%, $310,000 par, due 1/15/2025	(1)	1,410,858
Apple Inc	1.400%, $305,000 par, due 8/5/2028	(1)	298,830
AT&T Inc	1.650%, $845,000 par, due 2/1/2028	(1)	827,779
AT&T Inc	4.350%, $885,000 par, due 3/1/2029	(1)	994,917
AvalonBay Communities Inc	2.450%, $890,000 par, due 1/15/2031	(1)	913,176
Bank of America Corp	2.087%, $1,195,000 par, due 6/14/2029	(1)	1,187,615
Bank of America Corp	3.194%, $265,000 par, due 7/23/2030	(1)	279,723
Bank of America Corp	3.419%, $2,750,000 par, due 12/20/2028	(1)	2,938,155
Bank of America Corp	3.974%, $1,060,000 par, due 2/7/2030	(1)	1,168,618
Bank of America Corp	4.000%, $245,000 par, due 1/22/2025	(1)	261,738
Bank of America Corp	4.450%, $735,000 par, due 3/3/2026	(1)	809,603
BAT Capital Corp	2.259%, $1,250,000 par, due 3/25/2028	(1)	1,219,038
Berkshire Hathaway Energy Co	3.700%, $1,305,000 par, due 7/15/2030	(1)	1,442,625
Berkshire Hathaway Energy Co	4.050%, $640,000 par, due 4/15/2025	(1)	692,698
BMW US Capital LLC	3.800%, $550,000 par, due 4/6/2023	(1)	570,328
Boeing Co/The	2.700%, $480,000 par, due 2/1/2027	(1)	488,352
Boeing Co/The	4.508%, $790,000 par, due 5/1/2023	(1)	825,187
Boston Gas Co	3.001%, $365,000 par, due 8/1/2029	(1)	372,380
Boston Properties LP	3.400%, $1,105,000 par, due 6/21/2029	(1)	1,173,875
BP Capital Markets America Inc	3.194%, $825,000 par, due 4/6/2025	(1)	869,847
Brazos Ed Loans	2.060%, $465,000 par, due 3/25/2034	(1)	465,660
Bristol-Myers Squibb Co	3.200%, $560,000 par, due 6/15/2026	(1)	602,465
Chevron Corp	1.995%, $390,000 par, due 5/11/2027	(1)	396,092
Chevron USA Inc	1.018%, $505,000 par, due 8/12/2027	(1)	486,638
Citibank CC Issuance Trust	0.879%, $1,820,000 par, due 5/14/2027	(1)	1,843,660
    52    (Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2021
	Description of investment, including
	maturity date, rate of interest,
Identity of issuer, borrower, lessor, or similar party	collateral, par, or maturing value	Cost	Current value
Citigroup Inc	3.142%, $1,410,000 par, due 1/24/2023	(1)	$1,411,777
Citigroup Inc	3.200%, $1,135,000 par, due 10/21/2026	(1)	1,203,418
Citigroup Inc	3.352%, $680,000 par, due 4/24/2025	(1)	710,144
Citigroup Inc	3.700%, $690,000 par, due 1/12/2026	(1)	746,449
Citigroup Inc	4.412%, $625,000 par, due 3/31/2031	(1)	714,475
Citigroup Inc	4.600%, $1,205,000 par, due 3/9/2026	(1)	1,329,477
Comcast Corp	1.500%, $1,595,000 par, due 2/15/2031	(1)	1,507,323
Comcast Corp	3.300%, $510,000 par, due 4/1/2027	(1)	548,495
Comcast Corp	3.950%, $990,000 par, due 10/15/2025	(1)	1,081,288
Credit Suisse Group AG	4.207%, $1,035,000 par, due 6/12/2024	(1)	1,076,980
CVS Health Corp	3.625%, $1,225,000 par, due 4/1/2027	(1)	1,330,056
CVS Health Corp	3.750%, $450,000 par, due 4/1/2030	(1)	493,830
CVS Health Corp	4.300%, $215,000 par, due 3/25/2028	(1)	241,445
CVS Health Corp	4.780%, $245,000 par, due 3/25/2038	(1)	299,434
Daimler Finance North America LLC	2.700%, $1,215,000 par, due 6/14/2024	(1)	1,255,970
Dow Chemical Co/The	3.625%, $615,000 par, due 5/15/2026	(1)	662,878
DTE Energy Co	2.529%, $590,000 par, due 10/1/2024	(1)	607,376
Duke Energy Florida LLC	1.750%, $1,330,000 par, due 6/15/2030	(1)	1,277,771
Duke Energy Florida LLC	3.200%, $475,000 par, due 1/15/2027	(1)	505,628
Duke Energy Ohio Inc	2.125%, $285,000 par, due 6/1/2030	(1)	280,694
DuPont de Nemours Inc	4.493%, $1,255,000 par, due 11/15/2025	(1)	1,387,340
Emerson Electric Co	2.000%, $1,315,000 par, due 12/21/2028	(1)	1,313,764
Equinix Inc	1.550%, $980,000 par, due 3/15/2028	(1)	943,397
Equinor ASA	2.875%, $1,865,000 par, due 4/6/2025	(1)	1,947,116
Equinor ASA	3.000%, $1,040,000 par, due 4/6/2027	(1)	1,097,730
Equinor ASA	3.700%, $50,000 par, due 3/1/2024	(1)	52,741
ERP Operating LP	3.000%, $490,000 par, due 7/1/2029	(1)	519,238
Eversource Energy	2.750%, $1,110,000 par, due 3/15/2022	(1)	1,112,986
Exelon Corp	3.950%, $1,050,000 par, due 6/15/2025	(1)	1,122,209
Exxon Mobil Corp	2.992%, $2,430,000 par, due 3/19/2025	(1)	2,554,732
FHLMC	4.000%, $105,423 par, due 7/1/2049	(1)	112,346
FHLMC	4.000%, $30,560 par, due 5/1/2049	(1)	32,567
FHLMC	5.000%, $64,478 par, due 6/1/2049	(1)	70,192
Fifth Third Bancorp	1.707%, $1,330,000 par, due 11/1/2027	(1)	1,314,426
Firstkey Homes Trust	1.266%, $1,929,496 par, due 11/1/2025	(1)	1,881,644
Firstkey Homes Trust	1.538%, $774,308 par, due 8/1/2026	(1)	755,423
Florida Power & Light Co	2.850%, $510,000 par, due 4/1/2025	(1)	532,766
FNMA	3.790%, $255,000 par, due 12/1/2023	(1)	266,256
FNMA	5.000%, $40,118 par, due 3/1/2049	(1)	43,973
Fox Corp	3.500%, $235,000 par, due 4/8/2030	(1)	253,149
Freddie Mac Coupon Strips	0.000%, $205,000 par, due 7/15/2031	(1)	172,280
Goldman Sachs Group Inc/The	1.542%, $1,845,000 par, due 9/10/2027	(1)	1,808,672
Goldman Sachs Group Inc/The	2.650%, $885,000 par, due 10/21/2032	(1)	891,584
Goldman Sachs Group Inc/The	2.905%, $2,200,000 par, due 7/24/2023	(1)	2,224,816
Goldman Sachs Group Inc/The	3.691%, $140,000 par, due 6/5/2028	(1)	150,856
Goldman Sachs Group Inc/The	3.750%, $945,000 par, due 2/25/2026	(1)	1,018,162
Guardian Life Global Funding	0.875%, $1,070,000 par, due 12/10/2025	(1)	1,042,501
Guardian Life Global Funding	1.100%, $375,000 par, due 6/23/2025	(1)	371,580
HSBC Holdings PLC	1.645%, $2,320,000 par, due 4/18/2026	(1)	2,301,718
HSBC Holdings PLC	4.300%, $200,000 par, due 3/8/2026	(1)	219,260
HSBC Holdings PLC	4.583%, $755,000 par, due 6/19/2029	(1)	846,438
HSBC Holdings PLC	4.950%, $260,000 par, due 3/31/2030	(1)	305,373
JPMorgan Chase & Co	1.470%, $1,350,000 par, due 9/22/2027	(1)	1,324,093
JPMorgan Chase & Co	1.578%, $875,000 par, due 4/22/2027	(1)	865,156
JPMorgan Chase & Co	2.005%, $925,000 par, due 3/13/2026	(1)	936,285
JPMorgan Chase & Co	2.956%, $490,000 par, due 5/13/2031	(1)	507,846
JPMorgan Chase & Co	3.900%, $1,680,000 par, due 7/15/2025	(1)	1,818,600
JPMorgan Chase & Co	4.452%, $850,000 par, due 12/5/2029	(1)	965,456
Keurig Dr Pepper Inc	4.417%, $750,000 par, due 5/25/2025	(1)	816,300
KeyCorp	2.250%, $1,390,000 par, due 4/6/2027	(1)	1,413,672
Kimberly-Clark Corp	3.100%, $230,000 par, due 3/26/2030	(1)	248,064
Kinder Morgan Inc	4.300%, $920,000 par, due 6/1/2025	(1)	994,575
Lowe's Cos Inc	1.300%, $805,000 par, due 4/15/2028	(1)	772,116
Lowe's Cos Inc	4.500%, $1,055,000 par, due 4/15/2030	(1)	1,225,794
Mastercard Inc	3.300%, $510,000 par, due 3/26/2027	(1)	551,458
McDonald's Corp	2.625%, $575,000 par, due 9/1/2029	(1)	593,670
McDonald's Corp	3.500%, $1,205,000 par, due 7/1/2027	(1)	1,307,606
McDonald's Corp	3.600%, $575,000 par, due 7/1/2030	(1)	636,036
    53    (Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2021
	Description of investment, including
	maturity date, rate of interest,
Identity of issuer, borrower, lessor, or similar party	collateral, par, or maturing value	Cost	Current value
Merck & Co Inc	1.450%, $1,375,000 par, due 6/24/2030	(1)	$1,318,034
Metropolitan Life Global Funding I	0.950%, $620,000 par, due 7/2/2025	(1)	611,463
Mondelez International Inc	2.750%, $315,000 par, due 4/13/2030	(1)	324,929
Morgan Stanley	2.720%, $720,000 par, due 7/22/2025	(1)	742,104
Morgan Stanley	3.125%, $1,210,000 par, due 7/27/2026	(1)	1,282,491
Morgan Stanley	3.125%, $630,000 par, due 1/23/2023	(1)	645,989
Morgan Stanley	3.622%, $2,350,000 par, due 4/1/2031	(1)	2,563,286
Morgan Stanley	3.875%, $260,000 par, due 4/29/2024	(1)	275,673
Morgan Stanley	4.431%, $590,000 par, due 1/23/2030	(1)	672,907
Navient Student Loans	0.840%, $107,354 par, due 5/15/2028	(1)	105,879
Navient Student Loans	1.220%, $795,127 par, due 7/15/2024	(1)	790,587
Navient Student Loans	1.310%, $416,032 par, due 9/25/2033	(1)	399,865
Navient Student Loans	1.580%, $890,000 par, due 8/15/2028	(1)	886,849
Navient Student Loans	1.690%, $175,751 par, due 10/15/2027	(1)	175,942
Navient Student Loans	3.130%, $519,673 par, due 11/15/2023	(1)	528,481
Navient Student Loans	3.190%, $146,723 par, due 10/15/2022	(1)	147,938
Navient Student Loans	3.390%, $338,832 par, due 3/15/2026	(1)	349,173
Navient Student Loans	4.000%, $217,673 par, due 7/15/2026	(1)	226,023
New York Life Global Funding	2.900%, $1,670,000 par, due 1/17/2024	(1)	1,730,938
NIKE Inc	2.750%, $305,000 par, due 3/27/2027	(1)	323,318
Northwestern Mutual Global Funding	0.800%, $595,000 par, due 1/14/2026	(1)	578,138
NVIDIA Corp	2.850%, $1,015,000 par, due 4/1/2030	(1)	1,079,138
Oracle Corp	2.950%, $230,000 par, due 11/15/2024	(1)	239,251
Otis Worldwide Corp	2.056%, $975,000 par, due 4/5/2025	(1)	991,604
PayPal Holdings Inc	1.650%, $2,220,000 par, due 6/1/2025	(1)	2,248,083
Pfizer Inc	2.625%, $610,000 par, due 4/1/2030	(1)	643,391
Philip Morris International Inc	2.875%, $1,500,000 par, due 5/1/2024	(1)	1,559,715
Phillips 66	1.300%, $340,000 par, due 2/15/2026	(1)	332,782
Private Export Funding Corp	0.550%, $670,000 par, due 7/30/2024	(1)	661,457
Prologis LP	2.125%, $520,000 par, due 4/15/2027	(1)	528,840
Public Service Enterprise Group Inc	1.600%, $830,000 par, due 8/15/2030	(1)	770,207
Public Service Enterprise Group Inc	2.650%, $745,000 par, due 11/15/2022	(1)	755,534
Reckitt Benckiser Treasury Services PLC	2.750%, $1,605,000 par, due 6/26/2024	(1)	1,658,703
Republic Services Inc	1.450%, $1,270,000 par, due 2/15/2031	(1)	1,182,332
Resolution Funding Corp Interest Strip	0.000%, $705,000 par, due 1/15/2030	(1)	615,282
Resolution Funding Corp Principal Strip	0.000%, $920,000 par, due 4/15/2030	(1)	796,205
Roper Technologies Inc	1.000%, $340,000 par, due 9/15/2025	(1)	332,343
Santander DR Auto Rec	0.280%, $286,851 par, due 7/15/2022	(1)	286,799
Schlumberger Finance Canada Ltd	1.400%, $300,000 par, due 9/17/2025	(1)	299,025
Siemens Financieringsmaatschappij NV	1.200%, $900,000 par, due 3/11/2026	(1)	885,762
Southern California Edison Co	0.700%, $540,000 par, due 8/1/2023	(1)	536,706
Southern Co/The	1.750%, $540,000 par, due 3/15/2028	(1)	526,063
Southern Co/The	2.950%, $920,000 par, due 7/1/2023	(1)	942,236
Southwestern Electric Power Co	1.650%, $335,000 par, due 3/15/2026	(1)	332,434
T-Mobile USA Inc	2.400%, $520,000 par, due 3/15/2029	(1)	525,496
TransCanada PipeLines Ltd	4.625%, $75,000 par, due 3/1/2034	(1)	88,162
TSMC Arizona Corp	1.750%, $1,220,000 par, due 10/25/2026	(1)	1,221,269
TSMC Global Ltd	1.375%, $1,515,000 par, due 9/28/2030	(1)	1,406,783
Union Pacific Corp	3.950%, $400,000 par, due 9/10/2028	(1)	448,720
    54    (Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2021
		Description of investment, including
		maturity date, rate of interest,
Identity of issuer, borrower, lessor, or similar party		collateral, par, or maturing value	Cost	Current value
	United Parcel Service Inc	3.900%, $975,000 par, due 4/1/2025	(1)	$1,052,561
	United States Treasury Note/Bond	0.750%, $49,180,000 par, due 12/31/2023	(1)	49,197,213
	United States Treasury Note/Bond	1.000%, $33,695,000 par, due 12/15/2024	(1)	33,739,814
	United States Treasury Note/Bond	1.250%, $34,510,000 par, due 12/31/2026	(1)	34,496,541
	United States Treasury Note/Bond	1.375%, $6,475,000 par, due 10/31/2028	(1)	6,453,762
	United States Treasury Note/Bond	1.375%, $67,860,000 par, due 12/31/2028	(1)	67,616,383
	United States Treasury Note/Bond	1.750%, $10,130,000 par, due 8/15/2041	(1)	9,853,046
	United States Treasury Note/Bond	2.000%, $630,000 par, due 8/15/2051	(1)	645,359
	United States Treasury Note/Bond	2.000%, $900,000 par, due 11/15/2041	(1)	913,221
	US 10YR NOTE CBT	6.000%, $8,500,000 par, due 3/31/2022	(1)	48,609
	US 10YR Ultra	6.000%, $9,600,000) par, due 3/31/2022	(1)	(188,023)
	US Long Bond	6.000%, $5,700,000) par, due 3/31/2022	(1)	(11,578)
	US Ultra Bond	6.000%, $2,400,000) par, due 3/31/2022	(1)	(45,278)
	USAA Capital Corp	2.125%, $275,000 par, due 5/1/2030	(1)	275,228
	Verizon Communications Inc	1.750%, $1,820,000 par, due 1/20/2031	(1)	1,724,505
	Verizon Communications Inc	2.355%, $725,000 par, due 3/15/2032	(1)	715,241
	Verizon Communications Inc	4.500%, $675,000 par, due 8/10/2033	(1)	794,576
	Viatris Inc	2.300%, $135,000 par, due 6/22/2027	(1)	135,875
	Viatris Inc	2.700%, $180,000 par, due 6/22/2030	(1)	180,821
	Volkswagen Group of America Finance LLC	0.875%, $840,000 par, due 11/22/2023	(1)	834,481
	Volkswagen Group of America Finance LLC	2.900%, $1,145,000 par, due 5/13/2022	(1)	1,154,332
	Walmart Inc	1.500%, $510,000 par, due 9/22/2028	(1)	507,302
	Walt Disney Co/The	3.350%, $1,380,000 par, due 3/24/2025	(1)	1,468,292
	WEC Energy Group Inc	0.800%, $660,000 par, due 3/15/2024	(1)	653,341
	Westlake Auto Rec	0.320%, $364,573 par, due 7/15/2023	(1)	363,140
	Wisconsin Electric Power Co	1.700%, $240,000 par, due 6/15/2028	(1)	235,291
	BlackRock Treasury Trust Fund	17,887,209 shares	(1)	17,887,209
				360,908,804
		Accrued income receivable		1,172,342
		Payable for daily variation margin on
		futures contracts		(89,750)
		Payable for securities purchased on a forward
		commitment basis		(36,517,189)
		Receivable for securities sold on a forward
		commitment basis		36,414,139
		Payable for investment payments due		(4,032,188)
		Total		357,856,158
		Total underlying securities of
		security-backed contracts		4,757,166,750
	Collective Investment Fund
*	Wells Fargo/BlackRock Short Term Investment Fund S	212,268,459 units	(1)	212,268,459
				212,268,459
				4,969,435,209

*	Wells Fargo – ESOP Fund
	Wells Fargo & Company common stock - allocated	Common stock fund	8,257,537,060	9,603,776,147
	Wells Fargo ESOP – unallocated	Convertible preferred stock	646,272,223	699,820,363
				10,303,596,510
				$56,412,890,485
*	Represents a party-in-interest.
(1)	Cost information not required as investments are participant directed.
See accompanying report of independent registered public accounting firm.

EXHIBITS

Exhibit No.	Description	Location

23	Consent of Independent Registered Public Accounting Firm	Filed herewith.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WELLS FARGO & COMPANY 401(k) PLAN

/s/ Mark Hickman
Mark Hickman
Senior Vice President
Head of Benefits and Recognition
Wells Fargo & Company

June 24, 2022